     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 1996


                                                       REGISTRATION NO. 333-4061

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            IXC COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

             DELAWARE                            4813                           74-2644120
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

                            ------------------------

                       5000 PLAZA ON THE LAKE, SUITE 200
                              AUSTIN, TEXAS 78746
                                 (512) 328-1112
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               JOHN J. WILLINGHAM
                            IXC COMMUNICATIONS, INC.
                       5000 PLAZA ON THE LAKE, SUITE 200
                              AUSTIN, TEXAS 78746
                                 (512) 328-1112
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

              MICHAEL P. WHALEN, ESQ.                            JERRY V. ELLIOTT, ESQ.
               ELAINE R. LEVIN, ESQ.                               SHEARMAN & STERLING
                RIORDAN & MCKINZIE                                599 LEXINGTON AVENUE
         695 TOWN CENTER DRIVE, SUITE 1500                         NEW YORK, NY 10022
               COSTA MESA, CA 92626                                  (212) 848-4000
                  (714) 433-2900

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            IXC COMMUNICATIONS, INC.

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
  SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

          ITEM NUMBER AND HEADING IN FORM S-1               HEADING OR LOCATION IN PROSPECTUS
- --------------------------------------------------------  -------------------------------------
1.    Forepart of the Registration Statement and Outside
        Front Cover Page of Prospectus..................  Outside Front Cover Page
2.    Inside Front and Outside Back Cover Pages of
        Prospectus......................................  Inside Front Cover Page; Additional
                                                            Information; Outside Back Cover
                                                            Page
3.    Summary Information, Risk Factors and Ratio of
        Earnings to Fixed Charges.......................  Prospectus Summary; Risk Factors
4.    Use of Proceeds...................................  Prospectus Summary; Use of Proceeds
5.    Determination of Offering Price...................  Outside Front Cover Page;
                                                          Underwriters
6.    Dilution..........................................  Risk Factors; Dilution
7.    Selling Security Holders..........................  Not Applicable
8.    Plan of Distribution..............................  Outside Front Cover Page;
                                                          Underwriters
9.    Description of Securities to be Registered........  Prospectus Summary; Dividend Policy;
                                                            Capitalization; Description of
                                                            Capital Stock
10.   Interests of Named Experts and Counsel............  Legal Matters; Experts
11.   Information with Respect to the Registrant........  Outside Front Cover Page; Prospectus
                                                            Summary; Risk Factors; Dividend
                                                            Policy; Capitalization; Selected
                                                            Historical and Pro Forma Financial
                                                            Data; Management's Discussion and
                                                            Analysis of Financial Condition and
                                                            Results of Operations; Business;
                                                            Management; Certain Transactions;
                                                            Principal Stockholders; Shares
                                                            Eligible for Future Sale;
                                                            Description of Certain
                                                            Indebtedness; Consolidated
                                                            Financial Statements
12.   Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities.....................................  Not Applicable

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of Prospectus: (i) one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and (ii) the other to be used in a concurrent offering outside the United States and Canada (the "International Prospectus"). The two prospectuses are identical in all material respects except for the front cover page. The form of U.S. Prospectus is included herein and is followed by the alternate page to be used in the International Prospectus. The alternate page for the International Prospectus included herein is labeled "Alternate Page for International Prospectus." Final forms of each Prospectus will be filed with the Securities and Exchange Commission under Rule 424(b).

PROSPECTUS (Subject to Completion)

Issued June 13, 1996


                                5,600,000 Shares

LOGO                        IXC Communications, Inc.
                                  COMMON STOCK
                            ------------------------


ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. OF THE 5,600,000 SHARES OF COMMON STOCK BEING OFFERED, 4,480,000 SHARES ARE
 BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 1,120,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE
  UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMPANY'S COMMON STOCK.
   IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $17.00 AND $19.00. SEE "UNDERWRITERS" FOR INFORMATION
     RELATING TO THE METHOD OF DETERMINING THE INITIAL PUBLIC OFFERING
     PRICE.



  CONCURRENTLY WITH THE CLOSING OF THIS OFFERING, THE COMPANY WILL SELL TO THE TRUSTEES OF THE GENERAL ELECTRIC PENSION TRUST, AN AFFILIATE OF THE COMPANY,
$12.5 MILLION OF COMMON STOCK. FOR A DESCRIPTION OF THE TERMS AND CONDITIONS OF
                     SUCH SALE, SEE "CERTAIN TRANSACTIONS."


                            ------------------------


  THE COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NASDAQ NATIONAL MARKET
                            UNDER THE SYMBOL "IIXC."


                            ------------------------


SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR INFORMATION THAT SHOULD BE CONSIDERED
                           BY PROSPECTIVE INVESTORS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
              CRIMINAL OFFENSE.
                            ------------------------

                           PRICE $            A SHARE

                            ------------------------

                                                                     UNDERWRITING
                                                     PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                      PUBLIC        COMMISSIONS(1)      COMPANY(2)
                                                ------------------------------------------------------
Per Share.......................................         $                $                 $
Total(3)........................................         $                $                 $

- ------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (2) Before deducting expenses payable by the Company, estimated at $1,500,000.


    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 840,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
        commissions and proceeds to Company will be $        , $        and
        $        , respectively. See "Underwriters."


                            ------------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the
Shares will be made on or about             , 1996, at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY & CO.
    Incorporated
                     CS FIRST BOSTON

                                       DILLON, READ & CO. INC.

            , 1996

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL       , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

     For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

     In this Prospectus references to "dollars" and "$" are to United States Dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.
                            ------------------------


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

Map of IXC Communications, Inc. Fiber Expansion Plan showing:

        IXC owned digital network;
        IXC long-term leased or exchanged-fiber network;
        IXC owned fiber network;
        IXC switch sites;
        Phase I Expansion; and
        Phase II Expansion.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        -----
Prospectus Summary.....................................................................     4
Risk Factors...........................................................................     9
Use of Proceeds........................................................................    17
Dividend Policy........................................................................    17
Capitalization.........................................................................    18
Dilution...............................................................................    19
Selected Historical and Pro Forma Financial Data.......................................    20
Management's Discussion and Analysis of Financial Condition and Results of
  Operations...........................................................................    22
Industry Overview......................................................................    30
Business...............................................................................    33
Management.............................................................................    47
Certain Transactions...................................................................    51
Principal Stockholders.................................................................    53
Description of Capital Stock...........................................................    55
Shares Eligible for Future Sale........................................................    57
Description of Certain Indebtedness....................................................    58
Underwriters...........................................................................    59
Legal Matters..........................................................................    61
Experts................................................................................    62
Additional Information.................................................................    62
Glossary...............................................................................   A-1
Index to Financial Statements..........................................................   F-1


                            ------------------------

     The Company intends to furnish its shareholders with annual reports containing consolidated financial statements examined by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                               PROSPECTUS SUMMARY

     Certain of the information contained in this Prospectus, including information regarding the Company's Fiber Expansion (as defined below) and switched long distance services and related strategy and financing, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the matters described in the forward-looking statements, see "Risk Factors." Prospective investors should carefully consider such factors and the other matters set forth under "Risk Factors."


     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements (including the Notes thereto), appearing elsewhere in this Prospectus. As used herein, unless the context otherwise requires, the term "Company" refers to IXC Communications, Inc. ("IXC Communications") and its subsidiaries, including predecessor corporations. Industry data was obtained from a report issued in March 1996 from the FCC and from reports dated April 1995 and January 1996 from International Data Corporation (an industry research organization), which the Company has not independently verified. Unless otherwise indicated, all information in this Prospectus assumes that the U.S. Underwriters' over-allotment option will not be exercised and has been adjusted to reflect stock splits through the date of this Prospectus.


     Certain terms used herein are defined in the Glossary at page A-1.

                                  THE COMPANY

     The Company provides two principal services to long distance companies: (i) long-haul transmission of voice and data over dedicated circuits; and (ii) switched long distance services. The Company is one of only five carriers to own a digital telecommunications network extending from coast-to-coast (the other carriers are AT&T, MCI, Sprint and WorldCom). Its facilities include digital switches located in Los Angeles, Dallas, Chicago, Philadelphia and Atlanta. The Company is currently engaged in a major expansion of its network, as described below.

     The Company had revenues of approximately $91 million in 1995, substantially all of which were generated by its long-haul business. The Company has long-haul circuit contracts with over 200 long distance carriers, including AT&T, MCI, Sprint, WorldCom, Cable & Wireless, Frontier and LCI. As of April 30, 1996, the Company had "take or pay" commitments from its long-haul customers of approximately $160.0 million (consisting of approximately $90.0 million relating to circuits currently in service and approximately $70.0 million relating to circuits not yet ordered that the Company expects will be carried over leased routes or routes being constructed). Long-haul transmission service is also provided to customers after contract expiration on a month-to-month basis. The Company's long-haul contracts provide for fixed monthly payments, generally in advance. The Company has provided services to nine of its ten largest customers for at least six years and, although sales volumes from particular customers vary from year to year, has historically enjoyed a high customer retention rate (annual customer retention has averaged over 90% from 1992-1995).


     The Company recently expanded into the business of selling switched long distance services to long distance resellers in order to complement its long-haul business and to capitalize on its ability to provide switched services over its own network. Switched long distance services are telecommunications services that are processed through the Company's digital switches and carried over long-haul circuits and other transmission facilities owned or leased by the Company. During 1995, the Company set up the infrastructure for its switched long distance business by installing its switches, connecting them to its network and to the LECs, acquiring software, hiring personnel and entering into contracts with customers. The Company's switched network became fully operational in February 1996. The Company sells switched long distance services on a per-call basis, charging by minutes of use ("MOUs"), with payment due monthly after services are rendered. The Company believes that it is well-positioned to attract long distance resellers as customers for its switched long distance services because: (i) it is not currently a significant competitor for sales to end users;

and (ii) it provides more focused service to its reseller customers, since servicing such customers is its primary business, unlike its major competitors whose main business is selling retail long distance service to end users.



     The Company has entered into switched long distance services contracts with over 30 long distance resellers including Excel and GE Capital Communication. Excel, a rapidly growing long distance reseller, first utilized the Company's switched long distance services in February 1996. Excel has contracted to increase its volume on the Company's network to a minimum of 70 million minutes of traffic per month no later than October 1996. The Company's switched long distance business has grown rapidly since its switched network became fully operational in February 1996, with Excel accounting for most of the growth. The Company's switched long distance revenues amounted to approximately $3.6 million in the quarter ended March 31, 1996, (with $0.7 million in January 1996, $1.3 million in February 1996 and $1.6 million in March 1996), $3.1 million in April 1996 and $6.4 million in May 1996. Excel accounted for 17%, 67% and 76% of such revenues for the quarter ended March 31, 1996, the month of April 1996 and the month of May 1996, respectively. See "Business -- Switched Long Distance Services."



     The Company's primary business objectives over the near term are: (i) to rapidly increase revenue from its switched long distance services business; (ii) to substantially complete the backbone of the first phase of its planned network expansion in the first quarter of 1997; and (iii) to utilize its expanded network to increase its revenues and profitability.


                               INDUSTRY OVERVIEW


     The domestic long distance market generated revenues of approximately $75.9 billion in 1995. In 1995, the first-tier long distance providers (AT&T, MCI and Sprint) accounted for approximately 85.6% of such revenue, the second-tier companies (WorldCom, Frontier, Cable & Wireless, LCI and others) accounted for approximately 8.9%, and the third-tier companies (approximately 400 companies) accounted for the remaining 5.5% of the long distance market. According to data included in an FCC report issued in March 1996, while total long distance revenues grew at a compound annual rate of over 8% during the period from 1989 through 1995, the revenues of all carriers other than the first-tier carriers grew in the aggregate at an annual compound rate of over 22% during the same period. Such analysis also stated that the second-tier and third-tier carriers increased their market share sixfold over a ten-year period, increasing from less than 3% in 1984 to more than 17% in 1994. In addition, industry sources estimate that combined revenues of second-tier and third-tier carriers grew by 17.9% in 1995. The Company provides long-haul services to companies in all three tiers and switched long distance services to companies in the third tier.


                                FIBER EXPANSION


     The Company owns a coast-to-coast network containing over 1,700 fiber optic route miles and over 5,000 digital microwave route miles. Because of geographic limitations and capacity constraints, the Company currently supplements its own facilities with a significant amount of fiber optic capacity obtained from other carriers to service customers that require capacity not available on the Company's own network.



     The Company is currently undertaking a major expansion of its network by adding a substantial number of additional fiber route miles (the "Fiber Expansion") to increase the Company's geographic scope and network capacity. The Company believes the Fiber Expansion will improve profitability and cash flow through increasing revenues and decreasing certain costs. The Fiber Expansion is planned to include two phases. The first phase ("Phase I") will include approximately 4,000 high-capacity fiber optic route miles from Philadelphia via Chicago, Dallas and Phoenix to Los Angeles and a later phase ("Phase II") will include approximately 3,100 high-capacity fiber optic route miles from New York via Atlanta to Houston, with spurs to Florida, Louisiana and Texas. The Company expects to substantially complete the backbone of Phase I in the first quarter of 1997, meeting the cost of its construction with cash on hand and the proceeds of this offering (the "Offering"). The Company seeks to realize significant cost savings and offsets to the estimated cost of the Fiber Expansion through a cooperative arrangement with WorldCom and cost-saving arrangements with other carriers and large users of fiber capacity. The Company has had experience with arrangements of this type with several major carriers, including MCI, Sprint, Cable & Wireless and WorldCom.


     Phase I of the Fiber Expansion will connect four of the Company's five switches with high-capacity long-haul circuits on its own network, utilizing advanced fiber optic technology capable of efficiently transmitting capacity-intensive services, such as Internet and multimedia applications, frame relay and ATM. Phase I is expected to deliver significant strategic and financial benefits to the Company through: (i) producing substantial savings by allowing the Company to move a portion of its excess long-haul traffic from leased circuits on the networks of other carriers to its own expanded network;
(ii) providing high-capacity new routes and substantially increasing the capacity of certain existing routes, allowing the Company to increase revenues by leasing additional circuits to its customers; (iii) allowing the Company to improve profitability in its switched long distance services business by reducing its underlying costs of long-haul transmission; and (iv) creating sufficient capacity to support increased demand which may result from Internet and multimedia applications, frame relay and ATM.


                                  THE OFFERING


Common Stock offered
  United States offering............................................  4,480,000 shares
  International offering............................................  1,120,000 shares
     Total..........................................................  5,600,000 shares
Common Stock outstanding immediately after this offering............  30,679,968 shares(1)
Use of proceeds.....................................................  For the Fiber Expansion.
                                                                      See "Use of Proceeds."
Nasdaq National Market symbol.......................................  IIXC



     In addition, Trustees of General Electric Pension Trust ("GEPT"), an affiliate of the Company which presently owns approximately 30.6% of the Common Stock, has agreed to acquire $12.5 million of restricted Common Stock from the Company (the "GEPT Private Placement") simultaneously with the closing of this Offering. See "Certain Transactions."

- ---------------

(1) Reflects the issuance of 744,713 shares of Common Stock in the GEPT Private Placement (assuming a Price to Public of $18.00 per share) and excludes: (i) 1,212,450 shares of Common Stock reserved for issuance under the 1994 Stock Plan (as defined herein), of which options to purchase 1,075,080 shares were outstanding as of March 31, 1996 at a weighted average exercise price of $3.01 per share; and (ii) 2,121,787 shares of Common Stock reserved for issuance under the 1996 Stock Plan (as defined herein), of which no options to purchase shares were outstanding as of March 31, 1996.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The following table sets forth certain summary consolidated financial data of the Company. The historical financial data as of and for the years ended December 31, 1993, 1994 and 1995 has been derived from the audited Consolidated Financial Statements of the Company. The historical financial data for the three months ended March 31, 1995 and 1996 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial position and the results of operations for this period. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. The pro forma data has been derived from the Unaudited Pro Forma Condensed Consolidated Statement of Operations, which is included elsewhere herein. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred, nor are they necessarily indicative of future operations.


     The summary consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, the Notes thereto and other financial information included elsewhere in this Prospectus.


                                                                                               HISTORICAL
                                                                                           -------------------
                                                   HISTORICAL
                                       ----------------------------------   PRO FORMA(1)      THREE MONTHS
                                                                            ------------          ENDED
                                            YEAR ENDED DECEMBER 31,          YEAR ENDED         MARCH 31,
                                       ----------------------------------   DECEMBER 31,   -------------------
                                         1993         1994         1995         1995         1995       1996
                                       --------     --------     --------   ------------   --------   --------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net operating revenues.............  $ 71,123     $ 80,663     $ 91,001     $ 91,001     $ 21,766   $ 26,250
  Operating income (loss)............   (10,596)      14,085        1,429          312        3,716     (5,777)
  Interest expense...................     4,943        6,105       14,597       14,597        1,873      9,870
  Income (loss) before extraordinary
    items............................   (31,812)(2)    5,017       (3,218)      (7,605)       1,267    (11,699)
  Net income (loss) per common
    share............................  $  (1.04)    $    .22     $   (.27)                 $    .03   $   (.48)
  Net income (loss) per common share,
    as adjusted(3)...................                            $   (.22)                            $   (.39)
BALANCE SHEET DATA:
  Cash(4)............................  $  6,230     $  6,048     $205,181                  $  6,293   $193,076
  Total assets.......................    94,281      105,409      336,475                   104,742    346,467
  Total debt(5)......................    59,954       69,124      298,794                    66,686    311,331
  Stockholders' equity (deficit).....     6,871       14,189        6,858                    16,856     (4,841)
OTHER FINANCIAL AND OPERATIONS DATA:
  EBITDA(6)..........................  $ 10,175     $ 26,400     $ 27,124     $ 21,674     $  7,725   $  2,818
  Capital expenditures...............    27,008        7,087       23,670       23,670        2,571     13,564
  Ratio of EBITDA to interest
    expense(7).......................     2.06x        4.32x        1.86x        1.48x        4.12x         --
  Minutes of use (in millions).......        --           --         12.8         12.8           --       33.9


- ------------

(1) The pro forma statement of operations data and the other financial and operations data for the year ended December 31, 1995 reflect the acquisition by the Company of the minority interest in Switched Services Communications, L.L.C. as if the acquisition (which actually occurred as of January 1, 1996) had occurred as of January 1, 1995. See Note 17 to the Consolidated Financial Statements.


(2) After giving effect to a $37,960 non-cash charge in 1993 relating to a write-down of microwave equipment. (As of March 31, 1996, the remaining net depreciated book value of microwave equipment was less than 6% of total assets.) See Note 8 to the Consolidated Financial Statements.

                                         (Footnotes continued on following page)

(3) Net income (loss) per common share as adjusted reflects the 744,713 shares issued in the GEPT Private Placement and the 5,600,000 shares issued in this Offering (assuming a Price to Public of $18.00 per share).



(4) Including $198,266 at December 31, 1995 and $187,584 at March 31, 1996 held in an escrow account. See Note 3 to the Consolidated Financial Statements.



(5) Total debt consists of long-term debt, capital lease obligations and deferred lease obligations, including the current portions thereof.



(6) Represents net income before depreciation, amortization, interest expense, income taxes and extraordinary items ("EBITDA"). For the year ended December 31, 1993, EBITDA does not reflect a $37,960 write-down of microwave equipment recorded by the Company. (As of March 31, 1996, the remaining net depreciated book value of microwave equipment was less than 6% of total assets.) See Note 8 to the Consolidated Financial Statements. EBITDA for 1995 and the three months ended March 31, 1996 includes the negative EBITDA of IXC Long Distance, Inc., the Company's switched long distance services subsidiary. Such amounts principally relate to start-up and operating expenses incurred before the Company began generating material revenues from its switched long distance business. Had the Company excluded the negative EBITDA of the switched long distance business, EBITDA would have been $36,916 in 1995 and $8,675 and $11,143 for the three months ended March 31, 1995 and 1996, respectively. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For 1995 and the three months ended March 31, 1996, EBITDA included $2,552 and $2,557, respectively, of interest income relating to amounts held in escrow. See the Consolidated Financial Statements.



(7) For the three months ended March 31, 1996, EBITDA was insufficient to cover interest expense by $7,052. The Company paid the interest accrued during such period with funds from the escrow account referred to in footnote (4).

                                  RISK FACTORS

     An investment in the Common Stock offered hereby is speculative in nature and involves a high degree of risk. Accordingly, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

NEGATIVE CASH FLOW AND CAPITAL REQUIREMENTS


     The Fiber Expansion will require significant capital expenditures before producing significant reductions in expenses. The Company anticipates meeting the costs of Phase I of the Fiber Expansion, which will require estimated cash expenditures subsequent to April 30, 1996 of $213.0 million, with the proceeds of this Offering and a portion of its cash held in an escrow account ($152.9 million at May 31, 1996). Such escrow account was funded with a portion of the proceeds of the $285.0 million of 12 1/2% Senior Notes due 2005 issued by the Company in October 1995 (the "Senior Notes"). The Company estimates that its total capital expenditures for the last three quarters of 1996 will be $200.0 million (including capital expenditures relating to the Fiber Expansion). The amount of actual capital expenditures may vary materially as a result of cost-saving arrangements, unexpected costs and other factors. The successful completion of Phase II of the Fiber Expansion, which is estimated to cost $275.0 million (before any cost-saving arrangements) is dependent upon the Company's ability to enter into cost-saving arrangements with carriers or other large users of fiber capacity, to raise the significant capital required and/or to significantly increase its cash flow. The failure of the Company to accomplish any of the foregoing may significantly delay or prevent the completion of the Fiber Expansion. Failure to complete Phase I would have a material adverse effect on the Company and the value of the Common Stock. Failure to complete Phase II could have a material adverse effect on the value of the Common Stock.



     The development of the Company's switched long distance business will also require significant capital. In order to offer switched long distance services, the Company has installed switches, connected them to its network and to the LECs, acquired software and hired the personnel needed to establish a national switched network. Operating expenses and capital expenditures will result in the Company's switched long distance business incurring negative cash flow until the Company's customers route sufficient traffic over the network to cover the costs of its operation, which the Company does not expect to occur before the end of 1996. For a discussion of important factors that could cause the Company's switched long distance business to fail to generate positive cash flows, see
"-- Development Risks and Dependence on Switched Long Distance Business." The Company anticipates that its cash requirements relating to the switched long distance services business will be approximately $22.6 million in 1996, which includes funding negative cash flow from, and making capital expenditures (net of financing) for, its switched long distance business. A delay in the completion of the Fiber Expansion, or larger than anticipated capital expenditures for the Fiber Expansion or negative cash flow from the switched long distance business could impair the ability of the Company to meet its obligations under the Senior Notes and other indebtedness or to access additional sources of funding and adversely affect the value of the Common Stock. For 1995 and the three months ended March 31, 1996, the Company's EBITDA minus interest expense and capital expenditures (adjusted for the change in working capital deficit) was negative $4.8 million and negative $38.5 million, respectively.



     The Company is required to make annual interest payments of $35.6 million with respect to the Senior Notes. Although the Company intends to utilize funds in the escrow account ($152.9 million at May 31, 1996) to make such interest payments in the short term, the Company is currently unable to satisfy such obligations solely with its cash flow. Accordingly, the Company's ability to meet its debt service requirements over the long term is dependent on a significant increase in its cash flow and/or its ability to raise additional capital.


     The forward-looking statements set forth above with respect to the cost of Phase I of the Fiber Expansion, the Company's ability to meet such costs, the amount of the Company's cash requirements in 1996, and the Company's ability to generate positive cash flows in its switched long distance business are based on certain assumptions, including that there will be no significant cost overruns, the Company's contractors and partners in cost-saving arrangements will perform their obligations, rights-of-way can be obtained on a timely, cost-effective basis, the backbone of Phase I is substantially completed on schedule in the first quarter of 1997, the Company generates significant levels of MOUs and that the Company can successfully provide switched long distance services on a cost effective basis (including the provision of billing information in an accurate and timely manner) for volumes that it has not previously handled. See "-- Risks Relating to Completion of the Fiber Expansion," "-- Development Risks and Dependence on Switched Long Distance Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- The Company's Network."

RECENT AND EXPECTED LOSSES


     The Company reported a loss before extraordinary items of $3.2 million for the year ended December 31, 1995 and an operating loss of $5.8 million and a net loss of $11.7 million for the three months ended March 31, 1996. As of March 31, 1996 the Company had an accumulated deficit of $34.5 million. The Company expects a net loss for the year ending December 31, 1996 primarily as a result of interest expense associated with the Senior Notes and start-up and operational expenses costs associated with the switched long distance business. Thereafter, the Company's profitability depends to a great extent on demand for the long-haul circuits constructed in the Fiber Expansion and the success of the Company's switched long distance services. There can be no assurance that the Company will return to profitability in the future. Failure to be profitable could impair the Company's ability to meet its obligations under the Senior Notes, expand its switched long distance business and raise additional equity or debt financing which will be necessary to complete Phase II of the Fiber Expansion or which may be required for other reasons. Such events could have a material adverse effect on the Company and the value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


RISKS RELATING TO COMPLETION OF THE FIBER EXPANSION

     The Fiber Expansion is an essential element of the Company's future success. The Company commenced construction of Phase I of the Fiber Expansion in November 1995. The Company has substantial existing commitments to purchase materials and labor for such construction, and will need to obtain additional materials and labor to complete Phase I of the Fiber Expansion, which materials and labor may cost more than anticipated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The successful completion of each phase of the Fiber Expansion is dependent, among other things, on the Company's ability: (i) to obtain rights-of-way; (ii) to manage effectively the construction of the new fiber routes; and (iii) with respect to Phase II of the Fiber Expansion, to enter into additional cost-saving arrangements, obtain additional financing and/or significantly increase its cash flow. In addition, the successful construction of the Fiber Expansion will depend to a significant extent on third party contractors retained by the Company. Difficulties or delays with respect to any of the foregoing may significantly delay or prevent the completion of the Fiber Expansion, which would have a material adverse effect on the Company and the value of the Common Stock.


     The Company has entered into the WorldCom Fiber Build Agreement (as defined below) with WorldCom, relating to the construction by each party of a fiber route approximately 1,100 miles long and the placing of fiber for both parties in such route. WorldCom's route is to extend from Akron through Indianapolis to a suburb of St. Louis, with a spur from Indianapolis to a suburb of Chicago. The Company's route is to extend from Dallas to Phoenix with a spur to Ft. Worth. The WorldCom Fiber Build Agreement provides for substantial penalties ($400,000 per month) to either party that does not complete construction of its route by October 1, 1996, but only after a grace period and only in the event that the other party has completed construction of its route. No assurance can be given that the Company will be able to complete its route in time to avoid such penalties. Although the Company does not anticipate undue difficulty in acquiring the necessary rights-of-way or in managing the construction for either Phase I or Phase II of the Fiber Expansion, no assurance can be given that such rights will be acquired or that the Fiber Expansion will be completed without significant delays, within its budget or at all. In addition, no assurance can be given that WorldCom will be able to complete its route under the WorldCom Fiber Build Agreement without significant delays or at all. Increased costs or significant delays in the completion of Phase I of the Fiber Expansion, including the portion to be constructed by WorldCom, or of the remainder of the Fiber Expansion could have a material adverse effect on the Company and the value of the Common Stock. See "Business -- The Company's Network."

PRICING PRESSURES AND RISKS OF INDUSTRY OVER-CAPACITY


     The long distance transmission industry has generally been characterized by over-capacity and declining prices since shortly after the AT&T divestiture in 1984. The Company believes that, in the last several years, increasing demand has ameliorated the over-capacity and that pricing pressure has been reduced. However, the Company anticipates that prices for its services will continue to decline over the next several years. The Company is aware that certain long distance carriers are expanding their capacity and believes that other long distance carriers, as well as potential new entrants to the industry, are considering the construction of new fiber optic and other long distance transmission networks. However, the Company believes that there are significant barriers to entry for new entrants that may consider building a new fiber optic network, such as substantial construction costs, and the difficulty and expense of securing appropriate rights-of-way, establishing and maintaining a sufficient customer base, recruiting and retaining appropriate personnel and maintaining a reliable network. Since the cost of the actual fiber is a relatively small portion of building new transmission lines, persons building such lines are likely to install fiber that provides substantially more transmission capacity than will be needed over the short or medium term. Further, recent technological advances have shown the potential to greatly expand the capacity of existing and new fiber optic cable. In addition, the Company's cost-saving arrangements with other carriers, which may involve the sale or lease of capacity or fibers on the Fiber Expansion, may result in competitors having capacity on the Company's routes along the Fiber Expansion, which may in turn result in pricing pressures with respect to traffic carried along these routes. If industry capacity expansion results in capacity that exceeds overall demand in general or along any of the Company's routes, severe additional pricing pressure could develop. In addition, strategic alliances or similar transactions, such as the recently announced long distance capacity purchasing alliance among certain RBOCs, could result in additional pricing pressure on long distance carriers. Such pricing pressure could have a material adverse effect on the Company and the value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."


DEVELOPMENT RISKS AND DEPENDENCE ON SWITCHED LONG DISTANCE BUSINESS


     The success of the Company in the switched long distance business is dependent on the Company's ability to generate significant customer traffic, to manage an efficient switched long distance network and related customer service and the timely completion of Phase I of the Fiber Expansion. The Company has not previously managed a switched long distance network and there can be no assurance that its switched long distance services can be sold at a profit. The failure of the Company to generate significant customer traffic, to complete Phase I of the Fiber Expansion in a timely manner, or to effectively manage the switched network and related customer service or to operate it at a profit would have a material adverse effect on the Company and the value of the Common Stock. Because the Company recently entered into the switched long distance business, with its five switches becoming fully operational in February 1996, the Company expects substantial operating losses relating to its switched long distance business unless and until larger volumes of traffic are carried on the Company's switched long distance network. In addition, to the extent that LECs grant volume discounts with respect to local access charges, the Company may have a cost disadvantage versus the larger carriers. The Company's operating loss in the first quarter of 1996 was primarily attributable to its switched services operations. The Company anticipates that its switched long distance business will incur negative cash flow until the Company's customers route sufficient traffic over the network to cover the costs of its operation, which the Company does not expect to occur before the end of 1996. The preceding forward-looking statement is based on certain assumptions as to the growth of traffic on the Company's network and the control of its operating expenses. Such assumptions may prove to be inaccurate due to changes in the businesses of the Company's reseller customers, an inability to attract new customers, the loss of existing customers, problems in the operation of the switched network, the Company's lack of experience with switched long distance services, increases in operating expenses or other factors affecting the Company's revenue or expenses. If such traffic does not increase, there can be no assurance that the switched long distance business will ever generate positive cash flows. In addition, the credit risk for the Company's switched long distance business will be substantially greater than the credit risk for the Company's long-haul business, because switched long distance customers will be charged in arrears on the basis of MOUs (which are frequently subject to dispute). See "Business -- Switched Long Distance Services."

RISKS INHERENT IN RAPID GROWTH


     Part of the Company's strategy is to achieve rapid growth through entering the switched long distance business and through completing the Fiber Expansion. Rapid growth would require: (i) the retention and training of new personnel;
(ii) the satisfactory performance by the Company's customer interface and billing systems; (iii) the development and introduction of new products; and
(iv) the control of the Company's expenses related to the expansion into the switched long distance business and the Fiber Expansion. The failure by the Company to satisfy these requirements, or otherwise to manage its growth effectively, would have a material adverse effect on the Company and the value of the Common Stock. See "Business -- Long-Haul Services" and
"Business -- Switched Long Distance Services."


SUBSTANTIAL INDEBTEDNESS


     The Company is highly leveraged. As of March 31, 1996, the Company had approximately $311.3 million of long-term debt (including the current portion thereof) and a stockholders' deficit of approximately $4.8 million. On a pro forma basis, assuming this Offering and the GEPT Private Placement were consummated as of March 31, 1996 at a Price to Public of $18.00 per share, there would have been at such date approximately $100.1 million of stockholders' equity and a debt-to-equity ratio of 3.1 to 1. The Company's significant debt burden could have several important consequences to the Company, including, but not limited to: (i) the cash received from operations may be insufficient to meet the principal and interest on the Senior Notes, in addition to paying the other indebtedness of the Company as it becomes due; (ii) a significant portion of the Company's cash flow from operations must be used to service its debt instead of being used in the Company's business; and (iii) the Company's flexibility to obtain additional financing in the future, as needed for Phase II of the Fiber Expansion or any other reason, may be impaired by the amount of debt outstanding and the restrictions imposed by the covenants contained in the indenture for the Senior Notes. See "Description of Certain Indebtedness." The ability of the Company to meet its obligations will be subject to financial, business and other factors, including factors beyond its control, such as prevailing economic conditions. There can be no assurance that the Company's cash flow from operations will be sufficient to meet its obligations under the Senior Notes or other indebtedness as payments become due or that the Company will be able to refinance the Senior Notes or other indebtedness at maturity.


RELIANCE ON MAJOR CUSTOMERS


     The Company's ten largest customers in 1995 accounted for approximately 78% of its revenues, with WorldCom and Frontier as its two largest customers. During 1993, 1994 and 1995, WorldCom accounted for approximately 23%, 25% and 20% respectively, of the Company's revenues (with no revenues in 1993 or 1994 and approximately 4% of the Company's revenues in 1995 relating to capacity-exchange arrangements between WorldCom and the Company), and Frontier (including Allnet) accounted for 24%, 23% and 21%, respectively, of the Company's revenues. WorldCom has grown substantially in recent years, largely through acquisitions, including the acquisition of certain customers of the Company. In 1995, WorldCom acquired WilTel, a facilities-based carrier that has been both a long-term customer of, and supplier to, the Company. The Company believes that as a result of WorldCom's ownership of the WilTel long-haul transmission network, WorldCom is likely to transfer long-haul circuits now leased from the Company, other than the long-haul circuits under capacity exchange arrangements with the Company, to its own network when its leases expire. During the first quarter of 1996, the Company had revenues from WorldCom of approximately $4.2 million. Of such revenues, approximately 38% related to capacity-exchange agreements, 3% related to leases expiring in 1996, 15% related to leases expiring in 1997, 21% related to leases expiring after 1997, and 23% related to month-to-month leases. Prior to its acquisition in 1995 by Frontier (which is also a customer of the Company), Allnet was a large customer of the Company, accounting for approximately 18% and 17% of the Company's revenues in 1993 and 1994, respectively. Although: (i) Frontier had "take or pay" commitments to the Company for the period 1996 through 2000 of over $30.0 million as of March 31, 1996; (ii) Frontier does not currently own significant long-haul network capacity; and (iii) the Company believes that the acquisition of Allnet by Frontier will not affect the combined carrier's requirements for long-haul circuits, the Company cannot predict whether the acquisition of Allnet by Frontier will affect the relationship of the combined carrier with the Company or whether Frontier will renew its contracts with the Company after its commitments expire. Although there can be no assurance, the Company believes that if revenues from WorldCom or from Frontier do not continue or are reduced, they can be replaced over time with revenues generated from other customers. However, in such event, the Company's revenues may in the short-term be adversely affected and if such revenues are not replaced, then the loss of WorldCom, Frontier or other significant customers could have a material adverse effect on the Company and the value of the Common Stock. In addition, construction by the Company's customers of their own facilitates or further consolidations in the telecommunications industry involving the Company's customers could have a material adverse effect on the Company and the value of the Common Stock. See "Business -- Long-Haul Services."



     The Company's strategy for establishing and growing its switched long distance business is based in large part on its relationship with Excel. The failure by the Company to fulfill its obligations to provide a reliable switched network for use by Excel or the failure by Excel: (i) to fulfill its obligations to utilize the Company's switched long distance services (even though such failure could give rise in certain circumstances to claims by the Company); or
(ii) to utilize the volume of MOUs that the Company expects it to utilize, could result in a material adverse effect on the Company and the value of the Common Stock. In addition to its commitments to its other suppliers, Excel recently announced that it has entered into a four-year, $900 million contract to purchase switched long distance services from WorldCom. Although the Company believes that Excel's commitment to WorldCom will not impair Excel's relationship with the Company, WorldCom will be a significant competitor to the Company for Excel's business. In the event the Company is not able to effectively compete with WorldCom or other Excel suppliers, it may not continue to obtain revenues from Excel after Excel's commitment to the Company has been satisfied. The loss of Excel as a customer after Excel's commitment has been satisfied or a significant reduction by Excel of its commitment to the Company (as is permitted in certain circumstances by the terms of its contract with the Company) could have a material adverse effect on the Company and the value of the Common Stock. See "Business -- Switched Long Distance Services."


COMPETITION


     The telecommunications industry is highly competitive. Many of the Company's competitors (such as AT&T, MCI, Sprint, WorldCom and others) and potential competitors have substantially greater financial, personnel, technical, marketing and other resources than those of the Company and a far more extensive transmission network than the Company. Such competitors may build additional fiber capacity in the geographic areas to be served by the Fiber Expansion. The Company is aware that at least one other company is considering building a new nationwide long distance fiber optic network. In addition, many telecommunications companies are acquiring switches and users of switches will have an increasing number of alternative providers of switched long distance services. The Company competes primarily on the basis of pricing, availability, transmission quality, customer service (including the capability of making rapid additions to add end users and access to end-user traffic records) and variety of services. The ability of the Company to compete effectively will depend on its ability to maintain high-quality services at prices generally equal to or below those charged by its competitors.


     In the United States, price competition in the long distance business has generally been intensive. The FCC has, on several occasions since 1984, approved or required price decreases by AT&T through the imposition of "price cap" regulations. However, the FCC recently classified AT&T as a "non-dominant interexchange carrier," with the effect that AT&T is no longer subject to price regulation of its long distance services. Since the Company believes that its customers generally price their service offerings at or below the prices charged by AT&T for its telecommunications services, reductions by AT&T in its rates may necessitate similar price decreases by the Company. In addition, the Telecommunications Act of 1996 (the "Telecommu-nications Act") will allow the RBOCs and others such as electric utilities and cable television companies to enter the long distance market, and has reduced restraints on GTE. Further, a continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the telecommunications industry could also give rise to significant new competitors to the Company or to the Company's customers. See "-- Recent Legislation and Regulatory Uncertainty," "Industry Overview," "Business -- Long-Haul Services," "Business -- Switched Long Distance Services" and "Business -- Regulation."


DEPENDENCE ON KEY PERSONNEL

     The Company's businesses are managed by a small number of key executive officers, the loss of whom could have a material adverse effect on the Company. The Company believes that its growth and future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. The loss of senior management or the failure to recruit additional qualified personnel in the future could significantly impede attainment of the Company's financial, expansion, marketing and other objectives. With the exception of contracts with two of its Executive Vice Presidents, the Company does not have employment contracts and does not presently intend to enter into contracts, with other members of senior management. See "Management" and "Certain Transactions."

RECENT LEGISLATION AND REGULATORY UNCERTAINTY


     Certain of the Company's operations are subject to regulation by the FCC under the Communications Act of 1934, as amended (the "Communications Act"). In addition, certain of the Company's businesses are subject to regulation by state public utility or public service commissions. Changes in the regulation of, or the enactment or changes in interpretation of legislation affecting, the Company's operations could have a material adverse affect on the Company and the value of the Common Stock. Recently, the federal government enacted the Telecommunications Act, which, among other things, allows the RBOCs and others to enter the long distance business. Entry of the RBOCs or other entities such as electric utilities and cable television companies into the long distance business may have a negative impact on the Company or its customers. The Company anticipates that certain of such entrants will be strong competitors because, among other reasons, they may enjoy one or more of the following advantages: they may (i) be well capitalized; (ii) already have substantial end-user customer bases; or (iii) enjoy cost advantages relating to local loops and access charges. The introduction of additional strong competitors into the switched long distance business would mean that the Company and its customers would face substantially increased competition. This could have a material adverse effect on the Company and the value of the Common Stock. In addition, the Telecommunications Act provides that state proceedings may in certain instances determine access charges the Company and its customers are required to pay to the LECs. No assurance can be given that such procedings will not result in increases in such rates. Such increases could have a material adverse effect on the Company or its customers and on the value of the Common Stock. See "Industry Overview" and "Business -- Regulation."


RISKS RELATED TO RAPID TECHNOLOGICAL CHANGES


     The telecommunications industry is subject to rapid and significant changes in technology. For example, there have been recent technological advances that show the potential to greatly expand the capacity of existing and new fiber optic cable, which could greatly increase supply. There can be no assurance that the Company will maintain competitive services or that the Company will obtain appropriate new technologies on a timely basis or on satisfactory terms. Such an increase in supply or failure by the Company to maintain competitive services or obtain new technologies could have a material adverse effect on the Company and the value of the Common Stock. See "Industry Overview -- Technology."


CONCENTRATION OF STOCK OWNERSHIP


     Upon completion of this Offering and the GEPT Private Placement (assuming a Price to Public of $18.00 per share), GEPT will beneficially own approximately 26.7% of the outstanding Common Stock, Grumman Hill Investments, L.P. ("GHI") and Richard D. Irwin together will beneficially own approxi-mately 28.5% of the outstanding Common Stock, and four of the members of senior management and their affiliates will beneficially own approximately 22.8% of the outstanding Common Stock. Such stockholders also control a majority of IXC Communications' 10% Junior Series 3 Preferred Stock (the "Series 3 Preferred Stock"). See "Certain Transactions." As a result, certain of these stockholders, if they act together, generally would be able to elect all directors elected by the holders of the Common Stock (and the director elected by the holders of the Series 3 Preferred Stock) and exercise control over the business, policies and affairs of IXC Communications, and would have the power to approve or disapprove most actions requiring stockholder approval, including amendments to IXC Communications' charter and by-laws, certain mergers or similar transactions and sales of all or substantially all of IXC Communications' assets. This concentration of stock ownership could have the effect of delaying or preventing a change of control of IXC Communications or the removal of existing management and may discourage attempts to do so. See "Principal Stockholders."


NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock. Although it is anticipated that the Common Stock will be approved for inclusion in the Nasdaq National Market, there can be no assurance that an active public market for the Common Stock will develop or be sustained after this Offering or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price will be determined by negotiation between IXC Communications and the representatives of the Underwriters and may not be indicative of future market prices. See "Underwriters" for the method of determining the initial public offering price. The trading price of the Common Stock after this Offering could be subject to wide fluctuations in response to numerous factors, including, but not limited to, quarterly variations in operating results, competition, announcements of technological innovations or new products by IXC Communications or its competitors, product enhancements by IXC Communications or its competitors, regulatory changes, any difference in actual results and results expected by investors and analysts, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriters."

IMMEDIATE AND SUBSTANTIAL DILUTION


     The estimated initial public offering price is substantially higher than the net tangible book value per share of Common Stock. As a result, investors participating in this Offering will incur immediate, substantial dilution of $15.38 per share (assuming a Price to Public of $18.00 per share and after giving effect to the GEPT Private Placement). The existing stockholders of IXC Communications, including certain officers and directors, will realize an immediate increase in the net tangible book value of their shares of Common Stock upon completion of this Offering. See "Dilution," "Certain Transactions" and "Principal Stockholders."


ANTI-TAKEOVER PROVISIONS


     IXC Communications' Restated Certificate of Incorporation permits the Board of Directors to establish the rights, preferences, privileges and restrictions of, and to issue, up to an additional 2,987,450 shares of Preferred Stock without any further vote or action by IXC Communications' stockholders. Although IXC Communications has no present plans to issue any additional shares of Preferred Stock, the issuance of additional Preferred Stock could adversely affect the holders of Common Stock. See "Description of Capital Stock." In addition, under certain circumstances, the Senior Notes can require the Company to repurchase the Senior Notes upon the occurrence of a Change of Control (as defined in the indenture for the Senior Notes). See "Description of Certain Indebtedness." The issuance of additional preferred stock or the existence of such provisions of such indenture could have the effect of delaying or preventing a change in control of IXC Communications and may discourage attempts to do so.

SHARES ELIGIBLE FOR FUTURE SALE


     Following this Offering and the GEPT Private Placement, all 24,335,255 shares of the Common Stock outstanding prior to this Offering (plus the shares to be issued in the GEPT Private Placement) will be "restricted securities" and may in the future be sold in compliance with Rule 144 adopted under the Securities Act. Rule 144 generally provides that beneficial owners of Common Stock who have held such Common Stock for two years may sell within a three-month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. All, or substantially all, of the outstanding restricted Common Stock, other than the shares of Common Stock issued in the GEPT Private Placement, will have met the two-year holding period requirement under Rule 144, and could begin to be sold 90 days after this Offering, subject to the conditions of Rule 144. Future sales of Common Stock could negatively impact the market price of the Common Stock. However, pursuant to the terms of certain lock-up agreements, the Common Stock owned by executive officers, directors, GEPT (including the shares to be purchased in the GEPT Private Placement) and GHI may not be sold until 180 days from the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. Also, certain holders of Common Stock have or will have registration rights with respect to the shares of Common Stock held by them, which registration rights become exercisable on March 1, 1997. In connection with the GEPT Private Placement, GEPT and certain other stockholders will be granted registration rights with respect to all of the Common Stock owned by it. See "Description of Capital Stock -- Registration Rights." In addition, the Company intends, as soon as practicable after consummation of this Offering, to register approximately 1,212,450 shares and 2,121,787 shares of Common Stock reserved for issuance to its employees, directors, consultants and advisors under the Company's 1994 Stock Plan and 1996 Stock Plan, respectively. As of March 31, 1996, options to purchase 1,075,080 shares of Common Stock were outstanding under the 1994 Stock Plan and no options were outstanding under the 1996 Stock Plan. See "Management -- 1996 Stock Plan," "Management -- 1994 Stock Plan," "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS


THIS OFFERING AND GEPT PRIVATE PLACEMENT



     The net proceeds to IXC Communications from the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $18.00 per share are estimated to be $92.5 million ($106.6 million if the U.S. Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and offering expenses. IXC Communications expects to use substantially all of the net proceeds of this Offering (together with a portion of the funds remaining from the sale of the Senior Notes) to fund the Fiber Expansion and the balance for general corporate purposes. The net proceeds to the Company from the GEPT Private Placement are estimated to be $12.5 million ($14.4 million if GEPT acquires additional stock as a result of the exercise of the U.S. Underwriters' over-allotment option). The Company intends to use such net proceeds for general corporate purposes, including, if the Company so elects, to pursue a joint venture in Marca-Tel, S.A. de C.V. ("Marca-Tel") to provide certain telecommunication services in Mexico. See "Business -- Mexican Joint Venture." Pending such uses, the Company intends to deposit all such net proceeds in interest-bearing bank accounts, or invest such proceeds in United States government securities or other highly liquid investments.



1995 SENIOR NOTE OFFERING



     In October 1995, IXC Communications received net proceeds from the sale of the Senior Notes of approximately $267.7 million. Of such net proceeds, $200.0 million were placed into an escrow account to be used for the Fiber Expansion, debt service on the Senior Notes and other capital expenditures. As of May 31, 1996, approximately $152.9 million remained in such escrow account. Of the remaining proceeds of $67.7 million from the sale of the Senior Notes: (i) approximately $54.8 million was used to repay or acquire existing indebtness;
(ii) approximately $3.7 million was used to redeem preferred stock; and (iii) approximately $9.2 million was or will be used for general corporate purposes. See "Description of Certain Indebtedness."


                                DIVIDEND POLICY


     IXC Communications has never paid any cash dividends on its Common Stock and does not expect to pay cash dividends on its Common Stock in the foreseeable future. The terms of the indenture under which the Senior Notes were issued restrict the payment of cash dividends. As of March 31, 1996 there were 12,550 shares of the Company's Series 3 Preferred Stock outstanding (liquidation preference of $1,000 per share). Dividends on the Series 3 Preferred Stock cumulate at an annual rate 10% (based on the liquidation preference) plus interest. As of March 31, 1996, $5.2 million of accrued and unpaid dividends on the Series 3 Preferred Stock were outstanding. IXC Communications anticipates paying the dividends on the Series 3 Preferred Stock (and related interest) when cash is available after funding its cash needs for operations and capital expenditures and provided that the amount of such payment is permitted under the terms of the indenture for the Senior Notes and applicable provisions of state law. In addition to paying such dividends, IXC Communications currently intends to retain future earnings, if any, to finance its operations and fund the growth of its business. Any payment of future dividends on its Common Stock will be at the discretion of the Board of Directors of IXC Communications and will depend upon, among other things, IXC Communications' earnings, financial condition, capital requirements, level of indebtedness, contractual and legal restrictions with respect to the payment of dividends and other factors that IXC Communications' Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth the cash and the capitalization of IXC Communications as of March 31, 1996, restated to reflect stock splits completed prior to this Offering, and as adjusted to reflect the sale by IXC Communications of 5,600,000 shares of Common Stock offered hereby at an assumed Price to Public of $18.00 per share, and the sale by IXC Communications of 744,713 shares of Common Stock in the GEPT Private Placement. No exercise of the over-allotment option by the U.S. Underwriters has been reflected herein. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements, the Notes thereto and other financial information included elsewhere in this Prospectus.



                                                                            MARCH 31, 1996
                                                                         ---------------------
                                                                                         AS
                                                                          ACTUAL      ADJUSTED
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Cash(1)................................................................  $193,076     $298,047
                                                                         ========     ========
Current portion of long-term debt......................................  $ 10,426     $ 10,426
Long-term debt, excluding current portion:
  12 1/2% Senior Notes due 2005........................................   277,336      277,336
  Other senior long-term debt and lease obligations....................    17,405       17,405
  Senior subordinated debt.............................................     2,688        2,688
  Subordinated debt....................................................     3,476        3,476
                                                                         --------     --------
     Total long-term debt, less current portion........................   300,905      300,905
Stockholders' equity:
  Preferred stock, $.01 par value; 3,000,000 shares authorized:
     10% Junior Series 3 Cumulative Preferred Stock, $.01 par value;
      12,550 shares issued and outstanding (aggregate liquidation preference, including accrued and unpaid dividends, of
      $17,754).........................................................        13           13
  Common stock, $.01 par value; 100,000,000 shares authorized (actual);
     24,335,255 shares issued and outstanding (actual); and 30,679,968
     shares issued and outstanding (as adjusted)(2)....................       243          307
  Additional paid-in capital...........................................    29,430      134,337
  Accumulated deficit..................................................   (34,527)     (34,527)
                                                                         --------     --------
     Total stockholders' equity (deficit)..............................    (4,841)     100,130
                                                                         --------     --------
Total capitalization...................................................  $306,490     $411,461
                                                                         ========     ========


- ------------
(1) Includes $187,584 held in an escrow account. See Note 3 to the Consolidated Financial Statements.

(2) Does not include 1,075,080 shares of Common Stock issuable upon the exercise of employee stock options outstanding as of March 31, 1996 under the Company's 1994 Stock Plan (of which, options covering 130,337 shares were exercisable as of March 31, 1996).

                                    DILUTION


     The net tangible book value deficit of IXC Communications at March 31, 1996 was approximately $24,462,000, or $1.01 per share of Common Stock. Net tangible book value deficit per share represents the amount of IXC Communications' total tangible assets less total liabilities, divided by the total number of outstanding shares of Common Stock. After giving effect to the sale by IXC Communications of 5,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $18.00 per share (after deduction of underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the U.S. Underwriters' over-allotment option) and the GEPT Private Placement and the receipt of the net proceeds therefrom, the pro forma net tangible book value of IXC Communications at March 31, 1996 would have been approximately $80,509,000, or $2.62 per share. This represents an immediate increase in net tangible book value of $3.63 per share to existing stockholders and an immediate dilution in net tangible book value of $15.38 per share to new investors purchasing shares of Common Stock in this Offering. The following table illustrates this per share dilution:



    Assumed initial public offering price per share.....................           $ 18.00
      Net tangible book value deficit per share at March 31, 1996.......  $(1.01)
      Increase in net tangible book value attributable to new investors
         and the GEPT Private Placement.................................    3.63
                                                                          ------
    Pro forma net tangible book value per share after this Offering and
      the GEPT Private Placement........................................              2.62
                                                                                    ------
    Dilution of net tangible book value per share to new investors......           $ 15.38
                                                                                    ======



     The following table summarizes, on a pro forma basis as of March 31, 1996 the number of shares of Common Stock purchased from, the total consideration paid to, and the average price per share paid to, IXC Communications by the existing stockholders and by the new investors purchasing the Common Stock offered hereby (assuming an initial public offering price of $18.00 per share and before deduction of underwriting discounts and commissions and estimated offering expenses and no exercise of the U.S. Underwriters' over-allotment option) and in the GEPT Private Placement:



                                              SHARES PURCHASED      TOTAL CONSIDERATION
                                            --------------------   ----------------------
                                                                                            AVERAGE PRICE
                                              NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                            ----------   -------   ------------   -------   -------------
Existing stockholders.....................  24,335,255     79.3%   $      5,832       --(1)         --(2)
New investors.............................   5,600,000     18.3     100,800,000       89%      $ 18.00
GEPT (GEPT Private Placement only)........     744,713      2.4      12,500,000       11         16.79
                                            ----------     ----      ----------     ----
  Total...................................  30,679,968      100%   $113,305,832      100%
                                            ==========     ====      ==========     ====


- ---------------


(1) Less than 1%.



(2) Less than $.01 per share.



     The above tables assume no exercise of any outstanding stock options. There were 1,212,450 shares of Common Stock reserved for issuance under the 1994 Stock Plan, of which options to purchase an aggregate of 1,075,080 shares were outstanding at March 31, 1996, with a weighted average exercise price of approximately $3.01 per share. There were 2,121,787 shares of Common Stock reserved for issuance under the 1996 Stock Plan, of which no options to purchase shares were outstanding as of March 31, 1996. See "Management -- 1996 Stock Plan," "Management -- 1994 Stock Plan" and Note 6 to Consolidated Financial Statements.



     At March 31, 1996, there were 12,550 shares of 10% Series 3 Preferred Stock outstanding which may be redeemed by the Company in whole or in part at any time, subject to certain debt covenants and applicable provisions of state laws, at a price of $1,000 per share plus any accumulated and unpaid dividends, including accrued interest. The accumulated dividends in arrears on such preferred stock (including accrued interest) as of March 31, 1996 were approximately $5.2 million. Payment of these dividends would result in additional dilution to the new investors of approximately $.17 per share.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


     The following table sets forth certain selected historical and pro forma financial data of the Company and its predecessor. The historical financial data for the Company has been derived from the audited Consolidated Financial Statements of the Company as of and for the periods ended December 31, 1992, 1993, 1994 and 1995. The historical financial data for the year ended December 31, 1991, and the period January 1, 1992 through August 14, 1992 relates to the "Company's Predecessor", IXC Carrier, Inc., formerly known as Communications Transmission Group, Inc., and has been derived from unaudited financial statements. The historical financial data for the Company for the three-month periods ended March 31, 1995 and 1996 has also been derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. The pro forma data has been derived from the Unaudited Pro Forma Condensed Consolidated Statement of Operations, which is included elsewhere herein. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred, nor are they necessarily indicative of future operations. The data should be read in conjunction with the Consolidated Financial Statements, related Notes, and other financial information included herein.


                                             THE COMPANY'S PREDECESSOR                     THE COMPANY
                                             -------------------------   ------------------------------------------------
                                                                              HISTORICAL
                                             ----------------------------------------------------------------------------
                                                 YEAR       JANUARY 1     AUGUST 15
                                                ENDED        THROUGH       THROUGH           YEAR ENDED DECEMBER 31,
                                             DECEMBER 31,   AUGUST 14,   DECEMBER 31,   ---------------------------------
                                                 1991          1992          1992         1993          1994       1995
                                             ------------   ----------   ------------   --------      --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net operating revenues.....................   $ 67,611     $ 42,081      $ 23,893     $ 71,123      $ 80,663   $ 91,001
  Operating expenses:
    Cost of services.........................     43,578       26,116        13,588       37,823        33,896     39,852
    Operations and administration............     20,721       11,226         6,759       22,835        20,561     32,282
    Depreciation and amortization............     20,135       10,517         8,033       21,061        12,121     17,438
                                               --------      --------       -------     --------       -------   --------
    Operating income (loss)..................    (16,823)      (5,778)       (4,487)     (10,596)       14,085      1,429
  Interest income............................        200           45            --          215           211        468
  Interest income on amounts in escrow.......         --           --            --           --            --      2,552
  Interest expense...........................    (31,461)     (18,749)       (1,398)      (4,943)       (6,105)   (14,597)
  Contract settlement costs..................         --           --        (2,000)         (59)           --         --
  Write-down of property and equipment.......         --           --            --      (37,960)           --         --
  Equity in net income (loss) of
    unconsolidated subsidiaries..............         --           --            --           --           (94)        19
  Benefit (provision) for income taxes.......          4          (77)        2,847       21,977        (3,157)     1,693
  Minority interest..........................         --           --           710         (446)           77      5,218
                                               --------      --------       -------     --------       -------   --------
  Income (loss) before extraordinary items...   $(48,080)    $(24,559)     $ (4,328)    $(31,812)(2)  $  5,017   $ (3,218)
  Extraordinary gain (loss)(3)...............         --           --            --        8,495         2,298     (1,747)
                                               --------      --------       -------     --------       -------   --------
  Net income (loss)..........................   $(48,080)    $(24,559)     $ (4,328)    $(23,317)     $  7,315   $ (4,965)
                                               ========      ========       =======     ========       =======   ========
  Income (loss) per common share, historical
    and pro forma:
    Before extraordinary items...............                                           $  (1.39)     $    .13   $   (.20)
    Extraordinary gain (loss)................                                                .35           .09       (.07)
                                                                                        --------       -------   --------
    Net income (loss)........................                                           $  (1.04)     $    .22   $   (.27)
                                                                                        ========       =======   ========
  Weighted average shares outstanding,
    historical...............................                                             24,026        25,011     25,128
                                                                                        ========       =======   ========
  Income (loss) per common share,
    as adjusted(4):
    Before extraordinary items...............                                                                    $   (.16)
    Extraordinary gain (loss)................                                                                        (.06)
                                                                                                                 --------
    Net income (loss)........................                                                                    $   (.22)
                                                                                                                 ========
  Weighted average shares outstanding,
    as adjusted(4)...........................                                                                      31,473
                                                                                                                 ========


                                                   PRO
                                                                  HISTORICAL
                                                              ------------------
                                                 FORMA(1)
                                               ------------   THREE MONTHS ENDED
                                                   YEAR
                                                  ENDED           MARCH 31,
                                               DECEMBER 31,   ------------------
                                                   1995        1995       1996
                                               ------------   -------   --------

                                             <C
STATEMENT OF OPERATIONS DATA:
  Net operating revenues.....................    $ 91,001     $21,766   $ 26,250
  Operating expenses:
    Cost of services.........................      39,852       8,175     15,600
    Operations and administration............      32,282       6,256     10,417
    Depreciation and amortization............      18,555       3,619      6,010
                                                 --------     -------   --------
    Operating income (loss)..................         312       3,716     (5,777)
  Interest income............................         468         111        126
  Interest income on amounts in escrow.......       2,552          --      2,557
  Interest expense...........................     (14,597)     (1,873)    (9,870)
  Contract settlement costs..................          --          --         --
  Write-down of property and equipment.......          --          --         --
  Equity in net income (loss) of
    unconsolidated subsidiaries..............          19          (4)        (5)
  Benefit (provision) for income taxes.......       3,873        (966)     1,363
  Minority interest..........................        (232)        283        (93)
                                                 --------     -------   --------
  Income (loss) before extraordinary items...    $ (7,605)    $ 1,267   $(11,699)
                                                 ========
  Extraordinary gain (loss)(3)...............                      --         --
                                                              -------   --------
  Net income (loss)..........................                 $ 1,267   $(11,699)
                                                              =======   ========
  Income (loss) per common share, historical
    and pro forma:
    Before extraordinary items...............    $   (.38)    $   .03   $   (.48)
                                                 ========
    Extraordinary gain (loss)................                      --         --
                                                              -------   --------
    Net income (loss)........................                 $   .03   $   (.48)
                                                              =======   ========
  Weighted average shares outstanding,
    historical...............................                  25,226     25,029
                                                              =======   ========
  Income (loss) per common share,
    as adjusted(4):
    Before extraordinary items...............    $   (.30)              $   (.39)
                                                 ========
    Extraordinary gain (loss)................                                 --
                                                                        --------
    Net income (loss)........................                           $   (.39)
                                                                        ========
  Weighted average shares outstanding,
    as adjusted(4)...........................                             31,373
                                                                        ========

                                             THE COMPANY'S PREDECESSOR                     THE COMPANY
                                             -------------------------   ------------------------------------------------
                                                                              HISTORICAL
                                             ----------------------------------------------------------------------------
                                                 YEAR       JANUARY 1     AUGUST 15
                                                ENDED        THROUGH       THROUGH           YEAR ENDED DECEMBER 31,
                                             DECEMBER 31,   AUGUST 14,   DECEMBER 31,   ---------------------------------
                                                 1991          1992          1992         1993          1994       1995
                                             ------------   ----------   ------------   --------      --------   --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Cash(5)....................................   $  2,666     $  2,039      $  2,746     $  6,230      $  6,048   $205,181
  Total assets...............................    203,664      195,288       117,741       94,281       105,409    336,475
  Total debt(6)..............................    304,592      329,242        32,891       59,954        69,124    298,794
  Stockholders' equity (deficit).............   (137,990)    (164,432)       30,028        6,871        14,189      6,858
OTHER FINANCIAL AND OPERATIONS DATA:
  EBITDA(7)..................................      3,512        4,784         2,256       10,175        26,400     27,124
  Capital expenditures.......................        952           18         1,435       27,008         7,087     23,670
  Ratio of EBITDA to interest expense(8).....         --           --         1.61x        2.06x         4.32x      1.86x
  Minutes of use (in millions)...............         --           --            --           --            --       12.8



                                                   PRO
                                                 FORMA(1)         HISTORICAL
                                               ------------   ------------------
                                                   YEAR       THREE MONTHS ENDED
                                                  ENDED           MARCH 31,
                                               DECEMBER 31,   ------------------
                                                   1995        1995       1996
                                               ------------   -------   --------

BALANCE SHEET DATA:
  Cash(5)....................................                 $ 6,293   $193,076
  Total assets...............................                 104,742    346,467
  Total debt(6)..............................                  66,686    311,331
  Stockholders' equity (deficit).............                  16,856     (4,841)
OTHER FINANCIAL AND OPERATIONS DATA:
  EBITDA(7)..................................      21,674       7,725      2,818
  Capital expenditures.......................      23,670       2,571     13,564
  Ratio of EBITDA to interest expense(8).....       1.48x       4.12x         --
  Minutes of use (in millions)...............        12.8          --       33.9


- ------------

(1) The pro forma statement of operations data and the other financial and operations data for the year ended December 31, 1995 reflect the acquisition by the Company of the minority interest in SSC as if the acquisition (which actually occurred as of January 1, 1996) had occurred as of January 1, 1995. See Note 17 to the Consolidated Financial Statements.



(2) After giving effect to a $37,960 non-cash charge in 1993 relating to a write-down of microwave equipment. (As of March 31, 1996, the remaining net depreciated book value of microwave equipment was less than 6% of total assets.) See Note 8 to the Consolidated Financial Statements.



(3) The extraordinary items for all periods result from early extinguishment of debt (involving a related party in 1994) or lease obligations, net of applicable income taxes.



(4) Net income (loss) per common share as adjusted and weighted average shares outstanding as adjusted reflect the 744,713 shares issued in the GEPT Private Placement and the 5,600,000 shares issued in this Offering (assuming a Price to Public of $18.00 per share).


(5) Including $198,266 at December 31, 1995 and $187,584 at March 31, 1996 held in an escrow account. See Note 3 to the Consolidated Financial Statements.

(6) Total debt consists of long-term debt, capital lease obligations and deferred lease obligations, including the current portions thereof.


(7) EBITDA represents net income before depreciation, amortization, interest expense, income taxes and extraordinary items. For the year ended December 31, 1993, EBITDA does not reflect the $37,960 write-down of microwave equipment recorded by the Company. (As of March 31, 1996, the remaining net depreciated book value of microwave equipment was less than 6% of total assets.) See Note 8 to the Consolidated Financial Statements. EBITDA for 1995 and the three months ended March 31, 1996 includes the negative EBITDA of IXC Long Distance, Inc., the Company's switched long distance services subsidiary. Such amounts principally relate to start-up and operating expenses incurred before the Company began generating material revenues from its switched long distance business. Had the Company excluded the negative EBITDA of the switched long distance business, EBITDA would have been $36,916 in 1995 and $8,675 and $11,143 for the three months ended March 31, 1995 and 1996, respectively. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For 1995 and the three months ended March 31, 1996, EBITDA included $2,552 and $2,557, respectively, of interest income relating to amounts held in escrow. See the Consolidated Financial Statements.



(8) For the year ended December 31, 1991, the period January 1 through August 14, 1992 and the three months ended March 31, 1996, EBITDA was insufficient to cover interest expense by $27,949, $13,965 and $7,052, respectively. For the three months ended March 31, 1996, the Company paid the interest accrued with funds from the escrow account referred to in footnote (5).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company provides two principal services to long distance companies: (i) long-haul transmission of voice and data over dedicated circuits and (ii) switched long distance services. The Company is one of only five carriers to own a digital telecommunications network extending from coast-to-coast. Its facilities include digital switches located in Los Angeles, Dallas, Chicago, Philadelphia and Atlanta.

     Long-Haul Business. Substantially all of the Company's revenues in 1995 and prior years were generated by its long-haul business, which has historically provided positive cash flow (even in years when the Company had net losses, as in 1993 and 1995). The Company provides long-haul service to customers either on a "take or pay" long-term basis or, after contract expiration, on a month-to-month basis. The Company's long-haul transmission agreements are generally long-term leases which provide for monthly payment in advance on a fixed-rate basis, calculated according to the capacity and length of the circuit used. As of April 30, 1996, the Company had "take or pay" commitments from its long-haul customers of approximately $160.0 million (consisting of approximately $90.0 million relating to circuits currently in service and approximately $70.0 million relating to circuits not yet ordered that the Company expects will be carried over leased routes or routes being constructed). During 1995, the Company leased transmission capacity to 212 customers, with the ten largest customers during that year accounting for approximately 78% of revenues. The Company's two largest customers, WorldCom and Frontier, accounted for approximately 20% and 21%, respectively, of the Company's revenues in 1995. See "Risk Factors -- Dependence on Major Customers."


     Substantially all of the costs of communication services of the long-haul business are fixed. The largest component of such costs for the long-haul business is the expense of leasing off-net capacity from other carriers to meet customer needs which the Company cannot meet with its own network due to capacity or geographic constraints. In the normal course of business, the Company enters into capacity-exchange agreements with other carriers. Pursuant to such agreements, the Company exchanges excess capacity on its network where required by the other carrier for capacity on the other carrier's network where the Company requires it. As such agreements generally do not provide for cash payments to be made, they allow the Company to substantially reduce the cash payments it must make for off-net capacity from other carriers. Such exchanges are accounted for at the fair value of the capacity exchanged, as non-cash revenue and expense in equal amounts, which reduces the Company's overall gross margin as a percentage of revenues. In 1995, the Company recorded revenue and expense of $13.8 million relating to such exchanges. In addition, certain right-of-way arrangements in connection with the Fiber Expansion constitute operating leases and will contribute to the cost of communications services in the future. The amount of such operating leases for prior periods has been immaterial.



     Switched Long Distance Business. The Company has recently expanded into the business of selling switched long distance services to long distance resellers. The Company sells switched long distance services on a per-call basis, charging by MOUs, with payments due monthly in arrears after services are rendered. The Company's rates for calls generally vary with the duration of the call, the day and time of day the call was made and whether the traffic is intrastate, interstate or international. The Company has contracts with over 30 long distance resellers. See "Business -- Switched Long Distance Services."



     The three main components of the costs of the switched long distance business are LEC access charges, long-haul network leasing costs and operations and administration expenses. The LEC access charges, which are variable, represent a significant majority of the total cost for the switched long distance business. After the Fiber Expansion is placed in service, the Company expects to realize cost savings for the switched long distance business because it will be able to reduce the amount of long-haul network capacity that otherwise would be required to be leased from other parties. However, even after the Fiber Expansion is complete, the Company anticipates that it will need to lease a significant amount of capacity from other carriers as traffic increases and that, as a result, its total transmission lease costs will continue to increase. Because the switched long distance business generally has lower margins than the long-haul business, increases in switched long distance volumes should cause a decrease in the Company's overall margins.


     During 1995, the Company set up the infrastructure for its switched long distance business by installing its switches, connecting them to its network and to the LECs, leasing related long-haul circuits, acquiring software and hiring personnel and entering into contracts with customers. The Company's switched network became fully operational in February 1996 and the Company did not have material revenues from the switched long distance business during 1995. The development and further expansion of the Company's switched long distance business requires significant expenditures, a substantial portion of which will be incurred before the realization of cash flow from such activities. The Company anticipates that its switched long distance business will incur negative cash flow until the Company's customers route sufficient traffic over the network to cover the costs of its operation, which the Company does not expect to occur before the end of 1996. For a discussion of important factors that could cause the Company's switched long distance business to fail to generate positive cash flows as described, see "Risk Factors -- Development Risks and Dependence on Switched Long Distance Business." The Company will fund such negative cash flow from cash flow from its long-haul business and cash on hand. If such traffic does not increase, there can be no assurance that the switched long distance business will ever generate positive cash flows. See "Risk
Factors -- Negative Cash Flow and Capital Requirements," "Risk
Factors -- Development Risks and Dependence on Switched Long Distance Business" and "Risk Factors -- Recent and Expected Losses."



     Capital Expenditures. The Company has spent significant amounts of capital to develop its coast-to-coast network to service its long-haul and switched long distance businesses. It is currently undertaking the Fiber Expansion of its network in two phases. The Company estimates that it will spend approximately $200.0 million for capital expenditures in the remaining three quarters of 1996 and significant amounts thereafter. However, the amount of actual capital expenditures may vary materially as a result of cost-saving arrangements, unexpected costs and other factors. See "-- Liquidity and Capital Resources."



     Pricing; Net Losses. The Company expects that, as competition increases, prices for both long-haul and switched services will decline. The Company incurred an operating loss during the first quarter of 1996 and expects to incur an operating loss for the full year due to the switched long distance business. After the Fiber Expansion is placed in service, the Company expects to realize cost savings by reducing the amount of off-net capacity it leases from other carriers. However, reductions in lease expense as a result of the Fiber Expansion will be offset to some extent by increased depreciation expense as the investment in the Fiber Expansion is depreciated.



     Acquisition and Financing Transactions. In 1994, the Company and Excel, a large long distance reseller, formed Switched Services Communications, L.L.C. ("SSC"), a joint venture, to lease, install and operate the five switches incorporated into the Company's network and to provide switched long distance services to the Company and Excel. In January 1996, the Company purchased Excel's interest in SSC for a short-term non-interest bearing note for approximately $6.2 million, to be paid in installments through August 1996. Excel continues to have a contractual commitment to use the Company's network. See "Business -- Switched Long Distance Services -- Excel."


     In August 1994, IXC Communications acquired an 85% interest in MSM Associates, Limited Partnership ("MSM"), which owns fiber capacity in Michigan and Indiana, from GE Capital Corporation. Frontier, the owner of the remaining 15% minority interest of MSM, is a customer of the Company. See Note 1 to Consolidated Financial Statements.

     In October 1995, the Company issued $285.0 million of Senior Notes primarily to finance a portion of Phase I of the Fiber Expansion. See "Description of Certain Indebtedness."


     Marca-Tel, a joint venture in which the Company indirectly holds a minority interest, has been successful in obtaining a license from the Mexican government to provide certain telecommunication services in Mexico, but is not currently providing such services. See "Business -- Mexican Joint Venture."

QUARTERLY RESULTS OF OPERATIONS


     The following table presents certain unaudited quarterly financial information for each of the Company's last five fiscal quarters. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus and includes all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. The Company's quarterly results have in the past been subject to fluctuations, and thus, the operating results for any quarter are not necessarily indicative of results for any future period. The Company may experience substantial fluctuations in quarterly results in the future as a result of customer turnover, variations in the success of its customers' businesses and price competition. These fluctuations may be particularly large as a percentage of revenue over the near term, because the Company has recently entered the switched long distance business. In addition, delays in completion of the Fiber Expansion could cause quarterly results to vary.



                                                                   QUARTER ENDED
                                             ----------------------------------------------------------
                                                                  1995                           1996
                                             -----------------------------------------------   --------
                                             MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31   MARCH 31
                                             --------   -------   ------------   -----------   --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net operating revenues:
     Long-haul circuits....................  $21,766    $22,721     $ 22,772       $22,304     $ 22,628
     Switched long distance................       --         --           --         1,438        3,622
                                             -------    -------      -------       -------     --------
       Net operating revenues..............   21,766     22,721       22,772        23,742       26,250
  Operating expenses:
     Cost of services......................    8,175      8,210       10,423        13,044       15,600
     Operations and administration.........    6,256      6,987        8,604        10,435       10,417
     Depreciation and amortization.........    3,619      3,995        4,645         5,179        6,010
                                             -------    -------      -------       -------     --------
       Total operating expenses............   18,050     19,192       23,672        28,658       32,027
                                             -------    -------      -------       -------     --------
  Operating income.........................  $ 3,716    $ 3,529     $   (900)      $(4,916)    $ (5,777)
                                             =======    =======      =======       =======     ========
  Income before extraordinary gain
     (loss)................................  $ 1,267    $ 1,502     $   (307)      $(5,680)    $(11,699)
                                             =======    =======      =======       =======     ========
  Net income (loss)........................  $ 1,267    $   496     $   (307)      $(6,421)    $(11,699)
                                             =======    =======      =======       =======     ========
  Income loss per common share
     Before extraordinary gain (loss)......  $   .03    $   .04     $   (.03)      $  (.24)    $   (.48)
     Extraordinary gain (loss).............       --       (.04)          --          (.03)          --
                                             -------    -------      -------       -------     --------
     Net income (loss).....................  $   .03    $    --     $   (.03)      $  (.27)    $   (.48)
                                             =======    =======      =======       =======     ========
OTHER FINANCIAL AND OPERATIONS DATA:
  EBITDA (1)...............................  $ 7,725    $ 8,223     $  5,884       $ 5,292     $  2,818
                                             =======    =======      =======       =======     ========


- ------------
(1) EBITDA represents net income before depreciation, amortization, interest expense, income taxes and extraordinary items. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For the quarters ended December 31, 1995 and March 31, 1996, EBITDA included $2,552 and $2,557, respectively, of interest income relating to amounts held in escrow. See the Consolidated Financial Statements.

RESULTS OF OPERATIONS


     Net operating revenues for April 1996 were $10.9 million, an increase of 49.3% from $7.3 million in April 1995. The increase in revenues is primarily a result of Excel beginning to use the Company's network on February 15, 1996 and the provision of switched long distance services to other customers. By October 1996, Excel is required to utilize at least 70 million minutes of traffic per month over the Company's network. See "Business -- Switched Long Distance Services -- Excel."

THREE MONTHS ENDED MARCH 31, 1996 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1995

     Net operating revenues for the three months ended March 31, 1996 increased 20.6% to $26.3 million from $21.8 million in the three months ended March 31, 1995. The increase is primarily a result of the implementation of the switched long distance business (particularly for Excel), leading to switched long distance services revenues of $3.6 million, together with a volume increase from the long-haul business of $.9 million or 4%.


     Cost of communication services consists principally of access charges paid to LECs and transmission lease payments to, and exchanges with, other carriers. For the three months ended March 31, 1996 cost of communication services increased 90.2% to $15.6 million from $8.2 million in the three months ended March 31, 1995. The increase is primarily a result of the addition of long-haul leases of $4.5 million relating to the switched long distance business, an aggregate of $2.9 million of per minute overflow charges paid to other carriers and access charges paid to LECs in connection with the switched long distance business. The Company did not incur these expenses for the switched long distance business in the first quarter of 1995. The Company has historically had a relatively low cost of communications services as a percentage of revenues because substantially all its revenues were derived from the sale of long-haul transmission, which were generally made at a relatively low cost over its own network. The Company expects that, in the event it achieves increases in long-haul revenues, its cost of communications services as a percentage of such revenues will increase (at least until Phase I of the Fiber Expansion is complete) because additional leases (or exchanges) of capacity from other carriers at a relatively high cost will be required. The cost of communications services as a percentage of revenues in the switched long distance business is substantially greater than that in the long-haul business due to the relatively high cost of LEC access charges and leases for long-haul circuits supporting the switched network. Accordingly, increases in switched long distance revenues will further increase the Company's cost of communications services as a percentage of revenues.


     Operations and administration expenses for the three months ended March 31, 1996 increased 65.1% to $10.4 million from $6.3 million in the three months ended March 31, 1995. This increase is primarily the result of operating expenses associated with the Company's switched network. The Company anticipates that as it implements the Fiber Expansion and expands its switched service business, operations and administration expenses will continue to increase.

     Depreciation and amortization for the three months ended March 31, 1996 increased 66.7% to $6.0 million from $3.6 million in the three months ended March 31, 1995. The increase is primarily the result of depreciation related to capital expenditures associated with the Company's expansion and improvement of its switched network. Depreciation and amortization will increase in subsequent periods, as the Company's investment in the Fiber Expansion is depreciated.

     Interest income for the three months ended March 31, 1996 increased to $2.7 million from $.1 million in the three months ended March 31, 1995. The increase is primarily related to interest earned on the investment of the proceeds from the sale of the Senior Notes.

     Interest expense for the three months ended March 31, 1996 increased to $9.9 million from $1.9 million in the three months ended March 31, 1995. The increase is primarily the result of interest expense attributable to the Senior Notes, which were issued during the fourth quarter of 1995.

     Income taxes for the three months ended March 31, 1996 resulted in a $1.4 million tax benefit as opposed to a provision for income taxes of $1.0 million in the three months ended March 31, 1995. The difference between the tax benefit recorded for the first quarter of 1996 and the expected benefit at the federal statutory rate is primarily due to losses incurred by a subsidiary that provides switched long distance services. The related tax benefits have not been recognized as a result of uncertainty regarding future profitability.

     The Company experienced a net loss of $11.7 million for the three months ended March 31, 1996 as opposed to net income of $1.3 million in the first three months ended March 31, 1995 as a result of the factors discussed above.

1995 COMPARED WITH 1994


     The year ended December 31, 1995 was a period of increased revenues, but a net loss for the Company, primarily due to start-up and operational expenses related to the Company's switched long distance business. Reduced operating income and a significant increase in interest expense because of the issuance of the Senior Notes during the fourth quarter of 1995 resulted in a net loss for the year.



     Net operating revenues for 1995 increased 12.8% to $91.0 million from $80.7 million in 1994. The increase is primarily the result of: (i) an increase in non-cash revenues attributable to network capacity exchanged with other carriers from $8.0 million in 1994 to $13.8 million in 1995; (ii) additional revenue in the amount of $5.4 million associated with MSM (IXC Communications' 85% interest in MSM was acquired in August 1994); and (iii) increased long-haul traffic in the amount of $1.6 million due to the Company's expansion of its fiber optic network in South Texas. These increases were partially offset by $2.5 million in proceeds from an escrow account used to supplement lease payments in 1994, which did not occur in 1995 (see Note 5 to the Consolidated Financial Statements).



     Cost of communication services for 1995 increased 17.7% to $39.9 million (or 43.8% of net operating revenues) from $33.9 million (or 42.0% of net operating revenues) in 1994. The increase is primarily a result of an increase in transmission lease expense (to $38.7 million in 1995 from $29.3 million in 1994) associated with: (i) an increase of $3.6 million in leases for transmission services primarily to support the switched long distance business; and (ii) an increase in non-cash expense attributable to network capacity exchanged with other carriers from $8.0 million in 1994 to $13.8 million in 1995. These increases were partially offset by a non-recurring decrease in lease expenses under certain operating equipment leases as a result of a May 1994 lease restructuring (such leases generated no expense in 1995 as opposed to $3.4 million in 1994).


     Operations and administration expenses for 1995 increased 56.8% to $32.3 million from $20.6 million in 1994. The increase is primarily the result of $9.4 million of start-up and operating expenses associated with the Company's implementation of its switched network and the inclusion in the Company's results of operations of an increase in the Company's operating expenses of $1.1 million associated with the MSM network.

     Depreciation and amortization for 1995 increased 43.8% to $17.4 million from $12.1 million in 1994. The increase is primarily the result of depreciation associated with the MSM network, together with increased depreciation associated with the Company's development of its switched network.

     Interest income for 1995 increased to $3.0 million from $.2 million in 1994. The increase is primarily related to interest earned on investment of the proceeds from the sale of the Senior Notes issued in the fourth quarter of 1995.

     Interest expense for 1995 increased to $14.6 million from $6.1 million in 1994. The increase is primarily the result of interest expense attributable to the Senior Notes issued in the fourth quarter of 1995.

     Income taxes for 1995 resulted in a $1.7 million tax benefit as opposed to a provision for income taxes of $3.2 million in 1994. In 1995 and 1994, the Company's effective tax rate did not significantly differ from the federal statutory rate.

     Minority interest during 1995 was $5.2 million resulting primarily from Excel's share of operations and administration expenses and the cost of communications services associated with its minority share of SSC, a joint venture formed in 1995. In January 1996 the Company purchased Excel's interest in SSC, thereby eliminating the minority interest in SSC for 1996 and future years.

     In 1994, the Company exercised a debt prepayment option in connection with financing of debt that resulted in a net extraordinary gain of $2.3 million.

     The Company experienced a net loss of $5.0 million in 1995 as opposed to net income of $7.3 million in 1994 as a result of the factors discussed above.

1994 COMPARED WITH 1993



     Net operating revenues for 1994 increased 13.5% to $80.7 million from $71.1 million in 1993. The increase is primarily attributable to: (i) an increase in non-cash revenues generated from network capacity exchanged with other carriers from $3.7 million in 1993 to $8.0 million in 1994; (ii) the acquisition of an 85% interest in MSM in August 1994 resulting in an additional $2.7 million of net operating revenues; and (iii) the extension of the Company's fiber optic network in South Texas.



     Cost of communications services in 1994 decreased 10.3% to $33.9 million (or 42.0% of net operating revenue) from $37.8 million (or 53.2% of net operating revenue) in 1993. The decrease is primarily the result of significant reductions in certain operating equipment lease expenses due to the acquisition of such equipment by the Company in May 1994 resulting in the elimination of all future expense charges associated with such operating leases (such lease expense for 1994 was $3.4 million as opposed to $11.2 million in 1993) partially offset by an increase of $4.2 million in network capacity exchanged with other carriers in 1994 as compared to 1993. During 1993, the Company capitalized $2.0 million for long term contracts with a common carrier for capacity on such carrier's nationwide fiber optic communications system, which purchase price and related costs were deferred and are being recognized over the five year term of the contract. See Note 11 to the Consolidated Financial Statements.


     Operations and administration expenses for 1994 decreased 9.6% to $20.6 million from $22.8 million in 1993. The decrease is primarily the result of certain nonrecurring deferred compensation obligations of the Company incurred in 1993.

     Depreciation and amortization in 1994 decreased 42.7% to $12.1 million from $21.1 million in 1993. The decrease primarily is the result of a write-down of $38.0 million of the carrying value of certain dated microwave equipment to its estimated fair value in 1993. The write-down resulted from the Company's assessment of estimated future net cash flows expected to be produced by the equipment in relation to its net historical cost of the system. See Note 8 to the Consolidated Financial Statements.

     Interest expense in 1994 increased 24.5% to $6.1 million from $4.9 million in 1993. The increase is the result of increased average debt balances in 1994, primarily associated with the acquisition of MSM and the construction of the South Texas fiber extension.

     Income taxes for 1994 resulted in a provision for income taxes of $3.2 million as opposed to a tax benefit of $22.0 million in 1993. The increase is primarily attributable to a tax benefit related to the equipment write-down in 1993.

     Extraordinary gains in 1994 decreased to $2.3 million from $8.5 million in 1993 in connection with the refinancing of certain operating lease arrangements (see Note 5 to the Consolidated Financial Statements). In connection with such transaction, financing was obtained which provided for a prepayment option. The prepayment option was exercised by the Company in 1994 resulting in additional gains.

     Net income increased $30.6 million in 1994 to $7.3 million from a net loss of $23.3 million in 1993 as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Except for the historical information contained below, the matters discussed in this section are forward-looking statements that involve a number of risks and uncertainties. The Company's actual liquidity needs, capital resources and results may differ materially from the discussion set forth below in such forward-looking statements. For a discussion of the factors that could materially affect such matters, see "Risk Factors," particularly "Risk
Factors -- Negative Cash Flow and Capital Requirements."


     The Company's operations have historically provided positive cash flow (even in years of net losses, as in 1993 and 1995), which to date has provided adequate liquidity to meet the Company's operational needs. However, for 1995 and the three months ended March 31, 1996, the Company's EBITDA minus interest expense and capital expenditures (adjusted for the change in working capital deficit) was negative $4.8 million and negative $38.5 million, respectively. The Company had $152.9 million of the net proceeds received from the sale of the Senior Notes in an escrow account at May 31, 1996 to be used at the Company's discretion for the Fiber Expansion, debt service of the Senior Notes and other capital expenditures.



     Cash provided by operating activities in 1995 decreased 32.6% to $9.1 million from $13.5 million in 1994, primarily as a result of start-up and operational expenses associated with the Company's development of its switched services business in advance of related revenue. In order to offer switched services, the Company set up the infrastructure for its switched long distance business by installing switches, connecting them to its network and to the LECs, leasing related long-haul circuits, acquiring software, hiring personnel and entering into contracts with customers, which caused the Company's switched long distance business to incur negative cash flow in 1995. The Company anticipates that its switched long distance business will incur negative cash flow until the Company's customers route sufficient traffic over the network to cover the costs of its operation, which the Company does not expect to occur before the end of 1996. For a discussion of important factors that could cause the Company's switched long distance business to fail to generate positive cash flows as described, see "Risk Factors -- Development Risks and Dependence on Switched Long Distance Business" and "Risk Factors -- Negative Cash Flow and Capital Requirements."



     Cash used in investing activities increased to $219.4 million in 1995 from $18.8 million in 1994 due to the Company investing the proceeds of the sale of the Senior Notes in liquid securities and increased capital expenditures associated with the Company's implementation of its switch network. The Company's total capital expenditures were $23.7 million for 1995 and $13.6 million the first quarter of 1996. The Company anticipates making additional capital expenditures for the remaining three quarters of 1996 of approximately $200.0 million (including capital expenditures relating to the Fiber Expansion). The Company expects to make such capital expenditures with the proceeds of this Offering, together with a portion of the cash held in an escrow account ($152.9 million at May 31, 1996), cash generated by the long-haul business and vendor financing which the Company may seek. The Company will also make additional capital expenditures for various improvements and upgrades, such as adding capacity to its switches and adding new switches, as demand warrants.



     Cash generated from financing activities increased to $211.2 million in 1995 from $5.1 million in 1994 as a result of the proceeds of the sale of the Senior Notes and capital contributions of $6.0 million from Excel to support its minority interest in the SSC joint venture. In January 1996, the Company purchased Excel's interest in the joint venture for a short-term, non-interest bearing promissory note in an original principal amount of approximately $6.2 million, an amount equal to Excel's total capital contribution. Such amount is being paid in installments through August 1996. As of March 31, 1996, $5.7 million was outstanding under such note. The Company currently anticipates that such installment payments will be made from the Company's current cash balances and from operating cash flow from the long-haul business.



     The Company anticipates that Phase I of the Fiber Expansion will require estimated cash expenditures subsequent to April 30, 1996 of $213.0 million. The Company anticipates meeting the construction costs for the Phase I of the Fiber Expansion (net of certain cost-saving arrangements) by utilizing all the funds remaining from the Senior Notes being held in an escrow account (after reserving certain funds to cover a portion of the interest payments in 1996 and 1997) and the proceeds from this Offering. For a discussion of important factors that may cause actual capital expenditures and the Company's ability to fund Phase I to differ materially from the foregoing forward looking statements, see "Risk Factors -- Negative Cash Flow and Capital Requirements." The Company has entered into one such cost-saving arrangement with WorldCom in which each company is constructing a fiber route and placing fibers for both companies in the route. See "Business -- The Company's Network." The Company will seek to meet the costs of construction of Phase II, which it estimates to be $275.0 million (before any cost-savings arrangements), through additional cost-saving arrangements, its operating cash flow and additional debt or equity financing. In the event sufficient cost-saving arrangements are not entered into, the Company anticipates that it will be necessary either: (i) to meet the remaining costs of Phase II of the Fiber Expansion through a combination of additional sales of equity securities, incurrence of debt (subject to the restrictions set forth in the indenture for the Senior Notes) and utilization of operating cash flow; or
(ii) to slow or delay the construction of the Fiber Expansion until sufficient funds are available. See "Risk Factors -- Risks Relating to Completion of the Fiber Expansion."

     The Company is required to make interest payments in the amount of $35.6 million on the Senior Notes each year. See "Description of Certain Indebtedness." EBITDA is currently insufficient to cover the Company's debt service requirements under the Senior Notes. The Company currently anticipates, but no assurance can be given, that a portion of such payments during 1996 and 1997 will be made from funds held in the escrow account and the balance of such payments will be made from operating cash flow. For a discussion of important factors, including the Company's assumption that increases in its operating cash flow will occur as a result of the successful completion and utilization of Phase I of the Fiber Expansion and growth in the switched long distance business, that may cause actual results to differ materially from the foregoing forward-looking statements, see "Risk Factors -- Negative Cash Flow and Capital Requirements" and "Risk Factors -- Development Risks and Dependence on Switched Long Distance Business." In addition, at March 31, 1996, there were approximately $5.2 million of accrued and unpaid dividends on the Series 3 Preferred Stock. Such dividends cumulate at an annual rate of 10% (based on the liquidation preference) plus interest.

     The Company is also required to make minimum annual lease payments for facilities, equipment and transmission capacity used in its operations. In 1996, the Company is required to make payments of approximately $4.4 million on capital leases and $10.6 million on operating leases. The Company expects to incur additional operating lease costs in connection with obtaining rights of way for the Fiber Expansion. See Note 5 to Consolidated Financial Statements.

     In connection with the Fiber Expansion, the Company has committed to pay contractors to construct and install a portion of the fiber optic cable. As of May 15, 1996 these commitments amounted to approximately: (i) $20.7 million for construction and installation in Texas and (ii) $13.6 million for construction and installation in Arizona. Also, under an agreement entered into in January 1996, the Company has a commitment to purchase $32.0 million of fiber optic cable during a three-year term, with $25.0 million remaining as of May 15, 1996. In June 1995, the Company entered into a three-year agreement with a common carrier to purchase communication services, under which the Company is required to purchase a monthly minimum of $350,000 in services. In September 1994, the Company entered into an agreement with a common carrier to purchase dedicated digital telecommunication services. Under the terms of the agreement, the Company is required to purchase services with remaining monthly minimum commitments of $.5 million through March 1998. The minimum commitments under this agreement will be cancelled when the Company has paid a total of $22.5 million for services under the agreement. See Note 14 to Consolidated Financial Statements.


     The Company is proceeding with the initial development and implementation of a business plan for the Marca-Tel Mexican license. If implemented, the development of the Marca-Tel business will require significant amounts of cash. Although the Company cannot accurately predict its share of the amount of cash that would be needed to pursue this opportunity, it estimates that at least $30.0 million (and possibly significantly more) would be required by Marca-Tel during 1996 - 1997. The $12.5 million proceeds of the GEPT Private Placement will be available, if the Company so elects, to pursue the opportunity in Mexico. The Company anticipates that the costs of pursuing such opportunity, if they can be met at all, will be met through some combination of the following:
(i) offerings of debt or equity securities of the Mexican joint venture; (ii) other incurrences of debt by the Mexican joint venture; (iii) joint venture arrangements with third parties; (iv) vendor financing of equipment purchases; and (v) further equity offerings or, subject to the restrictions imposed by the indenture for the Senior Notes, debt incurrences by the Company or from working capital. See "Business -- Mexican Joint Venture."

                               INDUSTRY OVERVIEW

DEVELOPMENT AND REGULATION

     The development of the long distance telecommunications industry was strongly influenced by a 1982 court decree requiring the divestiture by AT&T of its seven RBOCs and dividing the country into approximately 200 LATAs. The seven RBOCs were allowed to provide local telephone service, local access service to long distance carriers and intra-LATA long distance service (service within a LATA), but were prohibited from providing inter-LATA service (service between LATAs). The right to provide inter-LATA service was given to AT&T and the other interexchange carriers, including the LECs that are not RBOCs. The FCC requires all interexchange carriers to allow the resale of their inter-LATA services to long distance carriers, and the 1982 court decree substantially eliminated different access arrangements as distinguishing features among long distance carriers. These and other legislative and judicial factors have helped smaller long distance carriers emerge as alternatives to AT&T, MCI and Sprint for long distance services.


     Recently, the federal government enacted the Telecommunications Act, which, among other things, allows the RBOCs and others such as electric utilities and cable television companies to enter the long distance business. The Company expects that the Telecommunications Act will substantially alter the way in which the telecommunications industry is regulated. Such changes are, however, difficult to predict accurately, because the FCC has not yet developed the numerous regulations necessary to implement the Telecommunications Act. Entry of the RBOCs or other entities such as electric utilities and cable television companies into the long distance business may result in reduced market shares for existing long distance companies and additional pricing pressure on long distance providers such as the Company. See "Risk Factors -- Competition," "Risk Factors -- Recent Legislation and Regulatory Uncertainty" and
"Business -- Regulation."


MARKET AND COMPETITION

     General. Companies in the domestic long distance market had estimated revenues of $75.9 billion in 1995. AT&T is the largest long distance carrier, with an estimated 56.5% of total market revenues in 1995, while MCI and Sprint had an estimated 19.7% and 9.4%, respectively, of total market revenues in that year. These three carriers constitute what generally is referred to as the "first tier" in the long distance market. Medium-sized long distance companies, some with national capabilities, such as WorldCom, Frontier, Cable & Wireless and LCI, constitute the "second tier" of the industry and, cumulatively, are believed to have accounted for approximately 8.9% of total market revenues in 1995. The remainder of the market share is held by smaller companies, which are known as "third-tier" carriers. The Company provides long-haul services to companies in all three tiers and switched long distance services to companies in the third tier.

     According to data included in Long Distance Market Shares, Fourth Quarter 1995, an FCC report issued in March 1996, while long distance revenues grew at a compound annual rate of over 8% during the period from 1989 through 1995, the revenues of all carriers other than the first tier grew in the aggregate at a compound annual rate of over 22% during the same period. Such analysis also stated that the smaller second-tier and third-tier carriers increased their market share sixfold over a ten-year period, increasing from less than 3% in 1984 to more than 17% in 1994. In addition, industry sources estimate that combined revenues of second-tier and third-tier carriers grew by 17.9% in 1995.

     Competition among the Company's customers and other retail long distance providers for end-user customers is based upon advertising, pricing, customer service, network quality and value-added services. The Company believes that AT&T, MCI and Sprint engage in only limited direct sales to small and medium-sized commercial users, generally focusing on residential and large commercial accounts, thus creating opportunities for smaller long distance providers. Industry observers estimate that over 400 smaller companies have emerged to compete in the long distance business. See "Risk
Factors -- Competition."

     Long-Haul Services. Long distance companies may be categorized as facilities-based carriers and non-facilities-based carriers. Sellers of long-haul services are generally facilities-based carriers that own long-haul transmission facilities, such as fiber optic cable or digital microwave equipment. The first-tier and some second-tier long distance companies are facilities-based carriers offering long-haul service nationwide.

Facilities-based carriers in the third tier of the market generally offer long-haul services only in a limited geographic area. Customers using long-haul services include: (i) facilities-based carriers that require long-haul capacity where they have geographic gaps in their facilities, need additional capacity or require geographically different alternative routing; and (ii) non-facilities-based carriers requiring long-haul capacity to carry their customers' long distance traffic. The Company's competitors in the long-haul business include AT&T, MCI, Sprint and WorldCom and certain regional carriers. Important competitive factors in the long-haul business are price, customer service, network location and quality, reliability and availability. See "Business -- Long-Haul Services."



     Switched Long Distance Services. Long distance companies may be characterized as switched or switchless carriers. Sellers of switched long distance services are generally switched carriers, such as the Company, that own one or more switches that direct telecommunications traffic. Facilities-based carriers are generally switched carriers. However, many non-facilities based carriers (i.e., many long distance resellers) have switches. The Company's customers are switchless carriers that depend on switched carriers to provide switched long distance services to their end users. The Company's competitors in the switched long distance business include AT&T, MCI, Sprint, WorldCom and Frontier and many non-facilities-based switched carriers. Important competitive factors in the switched long distance business are customer service (particularly with respect to speed in delivery of computer billing records and set-up of new end users with the LECs), ability of the network to complete calls with a minimum of network-caused busy signals, scope of services offered, price, reliability and transmission quality.


CALL ROUTING


     An inter-LATA long distance telephone call begins with the caller's LEC transmitting the call by means of its local switched network to a point of connection with an interexchange carrier. The interexchange carrier, through its switches and long-haul network, transmits the call to the called party's LEC, which then completes the call over its local facilities. For each long distance call, the originating LEC charges an access fee. The interexchange carrier also charges a fee for its transmission of the call, a portion of which consists of a fee charged by the LEC used to deliver the call. Under the Telecommunications Act, state proceedings may in certain instances determine LEC access charge rates. It is uncertain at this time what effect such proceedings may have on such rates.


     The following diagram illustrates the routing of an inter-LATA telephone call (the diagram assumes the carrier switches are not within the local dialing areas of either the caller or called party.





                            [CALL ROUTING DIAGRAM]

TECHNOLOGY

     Telecommunications long-haul traffic generally is transmitted through digital microwave or fiber optic equipment.

     Fiber Optic Systems. Fiber optic systems use laser-generated light to transmit voice and data in digital format through fine strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment. A pair of modern fiber optic strands, using current technology, is capable of carrying 192 DS-3s or over 129,000 simultaneous telephone calls. Because fiber optic signals disperse over distance, they must be regenerated at sites located along the fiber optic cable (on older fiber optic systems the interval is 20 to 25 miles; on newer systems that utilize modern fiber optic cable and splicing methods, such as will be used in the Fiber Expansion, it is approximately 50 to 75 miles).

     Microwave Systems. Although limited in capacity in comparison with fiber optic systems (generally, no more than 28 DS-3s can be transmitted by microwave between two antennae), digital microwave systems offer an effective and reliable means of transmitting voice and data signals over intermediate and longer distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. Because of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves attenuate as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 25 miles along the transmission network. As of March 31, 1996, the remaining net depreciated book value of the Company's microwave equipment was less than 6% of total assets.

                                    BUSINESS

COMPANY OVERVIEW

     The Company provides two principal services to long distance companies: (i) long-haul transmission of voice and data over dedicated circuits; and (ii) switched long distance services. The Company is one of only five carriers to own a digital telecommunications network extending from coast-to-coast (the other carriers are AT&T, MCI, Sprint and WorldCom). Its facilities include digital switches located in Los Angeles, Dallas, Chicago, Philadelphia and Atlanta. The Company is currently engaged in a major expansion of its network, as described below.

     The Company had revenues of approximately $91 million in 1995, substantially all of which were generated by its long-haul business. The Company has long-haul circuit contracts with over 200 long distance carriers, including AT&T, MCI, Sprint, WorldCom, Cable & Wireless, Frontier and LCI. As of April 30, 1996, the Company had "take or pay" commitments from its long-haul customers of approximately $160.0 million (consisting of approximately $90.0 million relating to circuits currently in service and approximately $70.0 million relating to circuits not yet ordered that the Company expects will be carried over leased routes or routes being constructed). Long-haul transmission service is also provided to customers after contract expiration on a month-to-month basis. The Company's long-haul contracts provide for fixed monthly payments, generally in advance. The Company has provided services to nine of its ten largest customers for at least six years and, although sales volumes from particular customers vary from year to year, has historically enjoyed a high customer retention rate (annual customer retention has averaged over 90% from 1992-1995).


     The Company recently expanded into the business of selling switched long distance services to long distance resellers in order to complement its long-haul business and to capitalize on its ability to provide switched services over its own network. Switched long distance services are telecommunications services such as residential long distance services that are processed through the Company's digital switches and carried over long-haul circuits and other transmission facilities owned or leased by the Company. During 1995, the Company set up the infrastructure for its switched long distance business by installing its switches, connecting them to its network and to the LECs, acquiring software, hiring personnel and entering into contracts with customers. The Company's switched network became fully operational in February 1996. The Company sells switched long distance services on a per-call basis, charging by minutes of use ("MOUs"), with payment due monthly after services are rendered. The Company believes that it is well-positioned to attract long distance resellers as customers for its switched long distance services because: (i) it is not currently a significant competitor for sales to end users; and (ii) it provides more focused service to its reseller customers, since servicing such customers is its primary business, unlike its major competitors whose main business is selling retail long distance service to end-users.



     The Company has entered into switched long distance services contracts with over 30 long distance resellers including Excel and GE Capital Communications. Excel, a rapidly growing long distance reseller, first utilized the Company's switched long distance services in February 1996. Excel has contracted to increase its volume on the Company's network to a minimum of 70 million minutes of traffic per month no later than October 1996. The Company's switched long distance business has grown rapidly since its switched network became fully operational in February 1996, with Excel accounting for most of the growth. The Company's switched long distance revenues amounted to approximately $3.6 million in the quarter ended March 31, 1996, (with $0.7 million in January 1996, $1.3 million in February 1996 and $1.6 million in March 1996), $3.1 million in April 1996 and $6.4 million in May 1996. Excel accounted for 17%, 67% and 76% of such revenues for the quarter ended March 31, 1996, the month of April 1996 and the month of May 1996, respectively. See "-- Switched Long Distance Services."



     The Company owns a coast-to-coast network containing over 1,700 fiber optic route miles and over 5,000 digital microwave route miles. In addition, the Company currently supplements its own facilities with a significant amount of fiber optic capacity obtained from other carriers to service customers that require capacity not available on the Company's own network.

     The Company is currently undertaking a major expansion of its network by adding a substantial number of additional fiber route miles to increase the Company's network capacity, allowing it: (i) to increase revenues by offering its customers significantly more capacity on certain existing routes and high-capacity on new routes; and (ii) to reduce costs by moving traffic from capacity leased from other carriers to its own network. In this way, the Company seeks to improve profitability and cash flow through increasing revenues and decreasing certain costs. In addition, the Company seeks to create sufficient capacity through the Fiber Expansion to support increased long-haul demand which may result in the future from frame relay, ATM, multimedia, Internet and other capacity-intensive applications. The Company seeks to construct the Fiber Expansion over routes where one or more of the following factors are present:
(i) customer demand or historical demographic factors indicate a demand for high-capacity fiber network on the route; (ii) the route is attractive as a complement to the routes of other carriers, which may enable the Company to lease its new capacity on the route to other carriers or exchange a portion of its new capacity on the route for capacity from another carrier; or (iii) the capacity will replace capacity otherwise leased by the Company from other carriers.


     The principal executive offices of IXC Communications are located at 5000 Plaza on the Lake, Suite 200, Austin, Texas, 78746 and its telephone number is
(512) 328-1112.

BUSINESS STRATEGY

     The Company's primary business objectives over the near term are: (i) to rapidly increase revenue from its switched long distance services business; (ii) to substantially complete the backbone of Phase I of the Fiber Expansion in the first quarter of 1997; and (iii) to utilize the expanded network to increase its revenues and profitability.

     The key elements of the Company's strategy to achieve these objectives are:


     Reducing Costs. The Company seeks to achieve substantial cost savings through the Fiber Expansion by reducing the amount of capacity it would otherwise obtain from other carriers. The Company incurred costs (including through capacity exchanges) of $38.7 million for off-net fiber optic capacity from other carriers in 1995. In the event the Company achieves revenue growth in the long-haul business and the switched long distance business, its usage of long-haul capacity (including capacity leased from other carriers) will increase. The Company believes the Fiber Expansion will enable it to reduce expenditures for capacity now leased off-net (and to reduce the additional expenses for leasing capacity that would otherwise be required to support revenue growth) and thereby increase its operating cash flow, because the new fiber routes: (i) should carry much of the traffic that would otherwise be transmitted over off-net circuits and (ii) may enable the Company to enter into additional exchanges of fiber capacity with other carriers. See "-- The Company's Network" and "Risk Factors -- Risks Relating to Completion of the Fiber Expansion."


     Increasing Long-Haul Circuit Revenues. The Company's ability to expand its long-haul business has previously been limited because the existing network owned by the Company is geographically limited and because the digital microwave portion of its network has been utilized at or near its maximum practical capacity. The Company seeks through the Fiber Expansion to install high-capacity new routes and substantially increase the capacity of certain existing routes, allowing the Company to lease additional circuits to its customers.

     Establishing a Platform for Capacity-Intensive Data Applications. The Company is using advanced (though commercially tested) fiber optic technology in the Fiber Expansion. The expanded network will have SONET technology and the broadband capabilities to provide a platform to support advanced, capacity-intensive products such as frame relay, ATM, multimedia and Internet related applications. See "-- The Company's Network" and "Risk Factors -- Risks Relating to Completion of the Fiber Expansion."

     Providing Backup Routing for Major Carriers. An area of substantial growth in certain markets for the Company in recent years has been the provision of circuits to facilities-based carriers such as AT&T, MCI, Sprint and WorldCom (the other four companies that own coast-to-coast digital networks), to be used as alternative routes by such carriers in the event of a service outage. Such companies prefer alternative routes separated geographically from their routes to increase the possibility that the alternative route will be functional in the event of a natural disaster. The Company has planned the Fiber Expansion to be separated geographically as far as practicable from the existing fiber routes of such carriers. The Company believes that the Fiber Expansion, with the resulting significant increase in fiber optic geographic coverage and capacity, will greatly increase the attractiveness of the Company's network as alternative routing to certain major carriers as a backup to their own networks.


     Capitalizing on Excel Relationship. The Company views Excel as the "anchor tenant" of its switched network, potentially providing the Company with significant traffic volumes on which to base its entry into the switched long distance services business. The Company seeks to increase its share of the traffic of Excel, which currently obtains the bulk of the switched long distance services it requires from other carriers, through customer service, network quality and geographic availability. See "-- Switched Long Distance Services -- Customers and Marketing." Excel recently announced that it entered into a four-year, $900 million contract to purchase switched long distance services from WorldCom. Although the Company believes that Excel's commitment to WorldCom will not impair Excel's relationship with the Company, WorldCom will be a significant competitor for Excel's business. See "Risk Factors -- Reliance on Major Customers."


     Establishing Other Long-Term Relationships. The Company seeks to establish a dependable revenue stream through long-term relationships with its customers. The Company has long-haul contracts (generally on a long-term basis) with over 200 long distance carriers, including AT&T, MCI, Sprint, WorldCom, Cable & Wireless, Frontier and LCI. The Company has provided services to nine of its ten largest customers for at least six years and, although sales volumes from particular customers vary from year to year, has historically enjoyed a high customer retention rate (annual customer retention has averaged over 90% from 1992-1995). Although the Company's five switches first became operational in the fourth quarter of 1995, the Company has already entered into contracts with over 30 long distance resellers, including GE Capital Communication.

     Providing an Automated Software Interface. The Company seeks to increase its attractiveness to existing and potential customers of switched long distance services by providing a sophisticated automated interface to the Company's computer system through its proprietary IXC Online software. Utilizing IXC Online, customers are able to access up-to-date information regarding their end-user customers and the calls made by such end-users. IXC Online is designed to allow each of the Company's carrier customers to: (i) download call detail records for its end-users for billing purposes; (ii) arrange with the appropriate LEC to register the carrier as the designated long distance carrier for its new end-users; and (iii) file trouble reports for resolution.


     Acting as an Alternative Switched Long Distance Services Provider. The Company believes that it is well positioned to attract long distance resellers as customers for its switched long distance services because: (i) it is not currently a significant competitor for sales to end users; and (ii) it provides more focused service to its reseller customers, since servicing such customers is its primary business, unlike its major competitors (AT&T, MCI, Sprint, World Com and Frontier) whose main business is selling retail long distance service to end-users. See "-- Switched Long Distance Services" and "Risk
Factors -- Development Risks and Dependence on Switched Long Distance Business."


THE COMPANY'S NETWORK

  SERVICES

     The Company provides two basic services: (i) long-haul services; and (ii) switched long distance services.

     Long-Haul Services. A long-haul circuit is an unswitched telecommunications transmission circuit used by customers, such as non-facilities-based carriers that have switches but do not own transmission facilities, to transport their already-switched traffic between LATAs. Calls being transmitted over a long-haul circuit for a customer are generally routed by the customer through a switch to a receiving terminal in the Company's network. The Company transmits the signals over a long-haul circuit to the terminal where the signals are to exit the Company's network. The signals are then routed by the customer through another switch and to the call recipient through a LEC. The Company typically bills the customers a fixed monthly rate depending on the capacity and length of the circuit, regardless of the amount the circuit is actually used. See "-- Long-Haul Services."

     Switched Long Distance Services. Switched long distance services are telecommunications services such as residential and commercial long distance service that involve processing calls through the switches of a carrier. Among the Company's switched long distance services product offerings are two basic services: (i) call origination and termination services and (ii) call termination services. For non-facilities-based carriers such as switchless carriers, the Company provides call origination and termination. This generally includes: (i) arranging with the caller's LEC to connect the call to the Company's switching center (this is referred to as "origination") and (ii) transmitting the call to another Company switching center or a hub connecting the call to the recipient's LEC and arranging with the LEC to connect the call to the recipient (this is referred to as "termination"). Other customers (for example, non-facilities based carriers with regional switches in certain areas but not in others) require termination but not origination services. In this case, the customer delivers a call to the Company's switching center and the Company terminates the call. The Company typically bills the customer at a variable rate depending on the duration, day and time of day of the call and whether the call is intrastate, interstate or international. See "-- Switched Long Distance Services."

  FACILITIES


     The Company is one of only five carriers to own a coast-to-coast digital network. The Company's owned network presently includes five digital switches and over 6,800 route miles with a capacity of over 171,000 DS-3 miles (including over 1,700 fiber optic route miles with capacity of over 114,000 DS-3 miles and over 5,000 digital microwave route miles with a capacity of over 57,000 DS-3 miles). The Fiber Expansion, when completed, should increase the capacity available to the Company to lease to its customers to over 300,000 DS-3 miles, with significant additional capacity available when needed by the Company. See the map depicting the network on the inside front cover of this Prospectus.



     The Company's own facilities are supplemented with over 87,000 DS-3 miles of fiber optic capacity obtained from other carriers. Of such capacity, over 48,000 DS-3 miles are leased by the Company. Approximately 39,000 DS-3 miles of such capacity are obtained by the Company through long-term capacity-exchange agreements with MCI and WorldCom whereby the Company trades capacity or fibers on its fiber network for capacity on the other carriers' networks. The Company has been able to negotiate these significant exchange agreements because of the placement of the Company's existing networks in locations where other facilities-based carriers require additional capacity and the comparatively large expense to such other carriers of constructing new fiber optic facilities. Such exchange agreements increase the scope of the Company's network through the addition of the exchanged capacity while reducing the Company's cash expenditures for off-net facilities.


     The Company's network includes five digital switches located in Los Angeles, Dallas, Chicago, Philadelphia and Atlanta, each directly connected over either on-net or off-net long-haul circuits: (i) to at least two other switching centers; (ii) to certain of the Company's over 30 Hubs (local connection points); and (iii) to certain LEC Central Office switches. The Hubs are connected (generally by off-net circuits) to LEC Central Office switches, which in turn are connected to end-user telephone lines. The switches utilize common channel signaling (SS7), which reduces connect time delays and directs calls using least cost routing. The Company's switched operations are supplemented by agreements with Allnet and WorldCom. Under such agreements, Allnet and WorldCom supply switched capacity to the Company, automatically handling calls routed through LEC Central Offices not connected to the Company's Hubs or switches and calls which exceed the capacity of the Company's switched network.


     The capacity of the Company's switches may be expanded with processor upgrades, additional memory and ports. The Company plans to add more ports and other equipment for its existing switches and to add additional switches as required to accommodate customer demand. While the Company cannot yet ascertain the capital cost of such ports, additional equipment and switches, the Company anticipates that it will be able, subject to certain restrictions under the indenture relating to the Senior Notes, to obtain such equipment under capital leases.

  NETWORK RELIABILITY

     The Company's network offers a reliable means of transmitting large volumes of voice and data signals. To assist in providing reliable and high-quality transmission service, all important functions of the network are monitored during regular business hours from regional operations centers in Columbus, Kansas City, Fort Worth and Tucson. Thereafter, monitoring is conducted from the Company's national operations center in its Austin headquarters. The national center also provides overall system monitoring on a 24-hour basis. This system alerts the Company to situations which could affect customer transmission and generally allows the Company to take remedial actions before customer service is affected. In addition, the Company employs approximately 100 operations personnel who are based along the network to perform preventative maintenance as well as repair functions on its long-haul network. Company operations personnel conduct annual system performance testing and make periodic unannounced visits to terminal sites to evaluate technician performance. In addition, the Company maintains a staff of 55 technicians to provide maintenance and other technical support services for switched long distance services.

  FIBER EXPANSION


     The Company currently supplements its own facilities with over 87,000 DS-3 miles of fiber optic capacity leased from other carriers and incurred costs (including through capacity exchanges) of $38.7 million in 1995 for such capacity. This capacity is required because the digital microwave portion of the Company's network is utilized at or near its maximum capacity and because the Company's customers require capacity not available on the Company's own network. The Company is currently undertaking the Fiber Expansion to add a substantial number of additional route miles to increase its network capacity and geographic scope. The Fiber Expansion will allow the Company to: (i) increase revenues by offering to its customers significantly more capacity on certain existing routes and high-capacity new routes; (ii) reduce costs by moving long-haul traffic from circuits leased from other carriers to its own network; and (iii) support increased long-haul circuit demand which may result in the future from frame relay, ATM, multimedia, Internet and other capacity-intensive applications. The Company estimates that the Fiber Expansion will produce additional cost savings by supporting growth in its long-haul business and switched long distance business which would otherwise require significant off-net capacity usage. The Fiber Expansion will enable the Company to avoid increased expenditures for leasing off-net capacity because the new fiber routes: (i) should carry much of the traffic that would otherwise be transmitted over off-net circuits and (ii) may enable the Company to enter into additional exchanges of fiber capacity with other carriers. In this way, the Company seeks to improve cash flow through increasing revenues and decreasing certain costs.



     Construction. The Company has planned the Fiber Expansion to cover, to the greatest extent practicable, routes where one or more of the following factors are present: (i) customer demand indicates a need for high-capacity fiber network on the route; (ii) the route is attractive as a complement to the routes of other carriers, which may enable the Company to lease its new capacity on the route to other carriers or exchange a portion of its new capacity on the route for capacity from other carriers; or (iii) the capacity will replace capacity leased by the Company from other carriers. The Company plans to complete the Fiber Expansion in two phases along the following routes, which the Company believes to be generally geographically diverse from the existing long-haul fiber networks of AT&T, MCI, Sprint and WorldCom (the routes are subject to change depending on the availability of certain cost-saving arrangements and the Company's ability to reduce construction costs and enhance the benefits from the routes to be constructed):



     (i) Phase I will provide an approximately 4,000 mile fiber optic route to supplement the Company's existing New York-Los Angeles route, which consists primarily of digital microwave facilities. Phase I is planned to extend the Company's existing New York-Philadelphia fiber optic route to Los Angeles over new fiber optic cable through Chicago, Dallas and Phoenix.

     (ii) Phase II is planned to include an approximately 3,100 mile fiber optic route from New York via Atlanta to Houston, with spurs to Florida, Louisiana and Texas.


     The proposed routes for the Fiber Expansion are set forth on a map on the inside front cover page of this Prospectus.

     The Company intends to install and maintain a minimum of 48 fibers along the backbone of the Fiber Expansion route. Because of the relatively low incremental cost of additional strands of fiber, the Company may install additional fiber in some segments of the Fiber Expansion route. The Company plans generally to light initially only four of the new fibers (which will add an aggregate of approximately 300,000 DS-3 miles to the Company's network). Certain of the remaining fibers will be reserved and used as a platform to support emerging capacity-intensive data and multimedia applications. The Company intends to light certain additional fibers as needed in the future and may use the other additional fibers for sale or exchange arrangements. See
" -- Business Strategy" and "Risk Factors -- Risks Relating to Completion of the Fiber Expansion."


     The Company has already begun the Fiber Expansion, with the backbone of Phase I scheduled to be substantially completed and in service in the first quarter of 1997. A portion of Phase I is being constructed in connection with an agreement entered into with WorldCom in December 1995 (the "WorldCom Fiber Build Agreement"). Pursuant to this agreement, each company is constructing a fiber route approximately 1,100 miles long and placing fibers for both companies in the route. WorldCom's route is to extend from Akron through Indianapolis to a suburb of St. Louis, with a spur from Indianapolis to a suburb of Chicago. The Company's route is to extend from Dallas to Phoenix with a spur to Ft. Worth. Each party will maintain the fiber in its route at no cost to the other party. This arrangement will result in substantial savings for the Company as opposed to constructing both routes by itself. The WorldCom Fiber Build Agreement provides for substantial penalties ($400,000 per month) for either party which does not complete construction of the applicable route by October 1, 1996, but only after a grace period and only in the event the other party has already completed its route. No assurance can be given that the Company will be able to complete its route in time to avoid such penalties.


     Phase I of the Fiber Expansion will connect four of the Company's five switches with high-capacity long-haul circuits on its own network, utilizing advanced fiber optic technology capable of efficiently transmitting capacity-intensive services, such as Internet and multimedia applications, frame relay and ATM. Phase I is expected to deliver significant strategic and financial benefits to the Company as a result of: (i) producing substantial savings by allowing the Company to move a portion of its excess long-haul traffic from leased circuits on the networks of other carriers to its own expanded network; (ii) providing high-capacity new routes and substantially increasing the capacity of certain existing routes, allowing the Company to increase revenues by leasing additional circuits to its customers; (iii) allowing the Company to improve profitability in its switched long distance services business by reducing underlying costs of long-haul transmission; and
(iv) creating sufficient capacity to support increased demand which may result from Internet and multimedia applications, frame relay and ATM.


     Cost. The principal components of the cost of the Fiber Expansion will include: (i) fiber optic cable; (ii) engineering and construction; (iii) electronics; and (iv) rights-of-way. The rights-of-way will be provided pursuant to long-term leases or other arrangements (some of which may provide for substantial continuing payments) entered into with railroads, highway commissions, pipeline owners, utilities or others. The Company anticipates that such rights-of-way will be available along the planned routes of the Fiber Expansion. The Company will seek to realize significant cost savings and offsets to the cost of the Fiber Expansion through the WorldCom Fiber Build Agreement and through one or more of the following cost-saving arrangements: (i) including additional fibers in the Fiber Expansion for lease or sale to other carriers;
(ii) exchanging excess fibers or capacity on the Company's expanded network for excess fibers or capacity on other carriers' networks; and (iii) obtaining the right to install Company-owned fibers in new fiber optic routes being constructed by other carriers along the proposed Fiber Expansion routes in exchange for the Company (a) sharing construction costs with the other carrier,
(b) allowing the other carrier to use excess Company fiber elsewhere in the Company's network, or (c) allowing the other carrier to add its own fibers to segments of the Fiber Expansion. There can be no assurance that the Company will enter into additional cost-saving arrangements. See "Risk Factors -- Negative Cash Flow and Capital Requirements." The Company has had experience with arrangements of this type with several major carriers, including MCI, Sprint, Cable & Wireless and WorldCom.


     The Company anticipates that Phase I of the Fiber Expansion will cost approximately $225.0 million (taking into account the effect of cost-saving arrangements it has already entered into, including the WorldCom Fiber Build Agreement). As of April 30, 1996, the Company had spent approximately $12.0 million of such amount for Phase I. The Company expects to substantially complete the backbone of Phase I in the first quarter of 1997, meeting the cost of its construction with cash on hand (including, as of May 31, 1996, approximately $152.9 million from the escrow account described herein) and the proceeds of this Offering.



     Following Phase I, the Company plans to complete Phase II, consisting of approximately 3,100 route miles. The Company anticipates that Phase II, if constructed without any cost-saving arrangements, would cost approximately $275.0 million. The Company will seek to meet the costs of Phase II through: (i) additional cost-saving arrangements; (ii) cash flow from its existing operations; (iii) increased cash flow resulting from reduced off-net capacity costs as segments of the Fiber Expansion are completed; and (iv) if the Company is able to successfully develop the switched-products business, increased cash flow from the switched-products business. In the event no other cost-saving arrangements are entered into, and the sources of cash referred to above are not available as soon as desired, the Company anticipates that, to proceed with Phase II, it will be necessary either: (i) to meet the remaining costs of the Fiber Expansion through a combination of debt or equity funding (subject to the restrictions set forth in the indenture for the Senior Notes); or (ii) to slow or delay the construction of the Fiber Expansion until sufficient funds are available. No assurance can be given that cash will in fact be available from any of the sources listed above. See "-- The Company's Network," "-- Business Strategy," "Risk Factors -- Negative Cash Flow and Capital Requirements," "Risk Factors -- Risks Relating to Completion of the Fiber Expansion," "Risk
Factors -- Substantial Indebtedness," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     Construction Management. The Company's management and staff have substantial experience in the construction of long-haul telecommunications systems. The Company's existing nationwide digital network, its 346-mile Texas fiber optic network constructed in 1993 and the recent 58-mile extension of its Michigan fiber optic network to Indiana were engineered and constructed by the Company. The Texas network and the Michigan-Indiana extension incorporated modern fiber optic cable and SONET optronics. In addition, the Company successfully closed contracts on its Texas network with AT&T, MCI and Sprint after such companies carefully reviewed the Company's engineering and operations capabilities. The Company believes that its experienced engineering and operations management and staff have the requisite skills and experience to successfully complete the Fiber Expansion.


LONG-HAUL SERVICES

     OVERVIEW

     Substantially all of the Company's 1995 revenues were generated by its long-haul business. The Company has long-haul circuit contracts with over 200 long distance carriers.

     STRATEGY

     The Company is seeking to increase revenues in its long-haul business through meeting these primary objectives: (i) expanding its network to provide additional capacity on its existing routes and high-capacity new routes to provide access to major population centers (including routes which may be attractive to major carriers) as backup routes; (ii) providing high-quality, reliable transmission services on a fixed-cost basis at rates generally below those currently offered by AT&T and competitive with those offered by other carriers; and (iii) use the expanded network as a platform to support increased long-haul circuit demand which may result in the future from frame relay, ATM, multimedia, Internet and other capacity-intensive applications.

     The Company is seeking to decrease expenses in its long-haul business through the Fiber Expansion, which the Company anticipates will allow it to move traffic from circuits leased from other carriers to its own network.

     CUSTOMERS AND MARKETING

     The Company has long-haul circuit contracts with over 200 long distance carriers, including AT&T, MCI, Sprint, WorldCom, Cable & Wireless, Frontier and LCI. As of April 30, 1996, the Company had "take or pay" commitments from its long-haul customers aggregating over $160.0 million (consisting of approximately $90.0 million relating to circuits currently in service and approximately $70.0 million relating to circuits not yet ordered that the Company expects will be carried over leased routes or routes being constructed). The Company also provides long-haul transmission to customers after contract expiration on a month-to-month basis. The Company's long-haul contracts provide for fixed monthly payments, generally in advance. The Company has provided services to nine of its ten largest customers for at least six years and, although sales volumes from particular customers vary from year to year, has historically enjoyed a high customer retention rate (annual customer retention has averaged over 90% from 1992-1995).


     The Company markets its long-haul circuit capacity generally to: (i) facilities-based carriers that require long-haul capacity where they have geographic gaps in their facilities, need additional capacity or require geographically different, alternative routing; and (ii) non-facilities-based carriers requiring long-haul capacity to carry their customers' long distance traffic. The Company focuses most of its direct sales efforts on providing customer support services to existing customers and on adding new customers. The Company's long-haul circuit sales force presently consists of ten account managers based at the Company's headquarters in Austin and at direct sales offices in or near Washington, D.C., New Haven, San Francisco, Kansas City, Chicago, St. Louis, Houston and Sunrise Beach, Missouri.



     During 1993, 1994, 1995 and the first quarter of 1996, WorldCom and Frontier, the Company's two largest customers, accounted for 23% and 24%, 25% and 23%, 20% and 21%, and 16% and 19% respectively, of the Company's revenues. During fiscal 1995, the Company leased transmission capacity to 212 customers. The ten largest customers during that year accounted for approximately 78% of revenues. See "Risk Factors -- Reliance on Major Customers."


     PRICES AND CONTRACTS

     The Company's strategy is to offer prices generally lower than those of AT&T and competitive with the prices of other carriers, to permit the Company's customers, through a stable, long-term fixed pricing structure, to maintain control over transmission costs. The Company's long-haul transmission agreements with its customers generally provide for original terms of one to three years and for monthly payment in advance on a fixed-rate basis, calculated according to the capacity and length of the circuit. The agreements generally provide that the customer may terminate the affected service without penalty "for cause" in the event of substantial and prolonged outages arising from causes within the Company's control, and for certain other defined causes. Generally, the lease agreements further provide that the customer may terminate the agreement "for convenience" at its discretion at any time upon notice to the Company. However, termination for convenience generally requires either full payment of all charges through the end of the lease term or the payment of substantial termination fees intended to allow the Company to recover certain costs and, in some cases, lost profits. Damages attributable to a customer's termination of the agreement are generally reduced, however, by an offset for any income the Company earns from re-leasing the terminated capacity during the remaining portion of the lease term.

  COMPETITION

     In providing bulk long-haul circuit capacity, the Company competes with AT&T, which is the largest supplier of long distance voice and data transmission services in the United States, MCI, WorldCom and Sprint, all of which have substantially greater financial resources than the Company and a far more extensive transmission network than the Company's network. As a result of the Telecommunications Act, the Company and its customers will also face competition from the RBOCs, GTE and others such as electric utilities and cable television companies. The Company also competes on a regional basis with major regional carriers. Important competitive factors in the long-haul business are price, customer service, network location and quality, reliability and availability. See "Risk Factors -- Competition."


SWITCHED LONG DISTANCE SERVICES

     OVERVIEW


     The Company has recently expanded into the business of selling switched long distance services to long distance resellers in order to complement its long-haul business and to capitalize on its ability to provide switched services over its own network. During 1995, the Company set up the infrastructure for its switched long distance business by installing its switches, connecting them to its network and to the LECs, acquiring software, hiring personnel and entering into contracts with customers. Although the Company's five switches first became operational in the fourth quarter of 1995, the Company has already entered into contracts with over 30 long distance resellers, including Excel and GE Capital Communication. Pursuant to these contracts, the Company sells switched long distance services on a per-call basis, charging by MOUs, with payment due monthly after services are rendered. The Company believes that it is well positioned to attract long distance resellers as customers for its switched long distance services because: (i) it is not currently a significant competitor for sales to end users; and (ii) it provides more focused service to its reseller customers, since servicing such customers is its primary business, unlike its major competitors whose main business is selling retail long distance services to end-users.


     STRATEGY

     The Company seeks to rapidly increase revenues from its switched long distance business through: (i) long-term arrangements with significant customers and customers the Company considers likely to grow quickly; (ii) providing a sophisticated automated software interface with its customers; and (iii) offering pricing which is generally lower than that charged by AT&T and competitive with that of other long distance service providers. The Company seeks to increase the profitability of its switched long distance services business by decreasing its average cost per MOU through efficiencies achieved with higher volumes and through reducing network costs through the Fiber Expansion. See "-- Business Strategy."

     CUSTOMERS AND MARKETING

     The Company focuses its sales efforts on directly contacting large reseller customers with monthly volumes of at least $1 million and smaller, growing resellers with volumes between $50,000 and $250,000 per month that the Company expects to be reasonably likely to grow to the $1 million per month level. The Company's switched-products sales force includes ten sales executives based at the Company's headquarters in Austin and at direct sales offices in Atlanta, Dallas, Denver and Los Angeles. Although sales of switched long distance services to end-user customers do not currently account for a significant portion of the Company's switched long distance business, the Company may, from time to time, consider acquiring long distance resellers or end-user customer bases. Even if this does occur, however, the Company does not expect to change its focus from its reseller customers.

     Excel. In 1994, the Company and Excel, a large long distance reseller, formed the SSC joint venture to lease, install and operate the five switches incorporated into the Company's network and to provide switched long distance services to the Company and Excel. As of January 1, 1996, the Company became the sole owner of SSC by purchasing Excel's minority interest and certain contractual arrangements were modified so that, among other things: (i) the Company is permitted to sell switched long distance services to Excel at a positive margin (the joint venture had been required to sell to Excel at a price approximately equal to its cost); and (ii) Excel is permitted to reduce its minimum commitment to the Company by inviting the Company to bid along with other carriers to provide long-haul circuits to Excel (as described below). The parties modified their relationship because: (i) Excel desired to sell its interest in the joint venture because the continuing growth of its business led it to consider acquiring its own switches to supplement the services it will receive from other carriers; and (ii) the Company desired to sell switched long distance services to Excel at a positive margin and have the opportunity to bid on the long-haul transmission for any new switches that Excel may acquire. On February 15, 1996, Excel started to transfer traffic to the Company's network. By October 1996, Excel is required to use at least 70 million minutes of traffic per month. Excel's commitment continues through the earlier of the date on which Excel has routed 4.2 billion minutes over the Company's network, or five years from the date Excel first routes 70 million minutes per month over the Company's network. The minimum commitment is subject to reduction or termination: (i) if Excel installs its own switches and invites the Company to bid along with other carriers (to win such bids, the Company would have to be the lowest bidder) to provide Excel with the long-haul circuits utilized by such switches (even if this did occur, Excel would still have to meet the minimum commitment of 70 million minutes per month until the expiration of the 24-month period after the date Excel first routes 70 million minutes per month over the Company's network); or (ii) for breach of contract by the Company or for other reasons which the Company believes should be under its control.

     Customer Contracts. The Company's rates for switched long distance services generally vary with the duration of the call, the day and the time of day the call was made and whether the traffic is intrastate, interstate or international. The rates charged are not affected by which facilities are selected by the Company's switching centers for transmission of the call or by the distance of the call. Different rates are applied to combined origination and termination services than are applied to termination services. The agreements between the Company and its customers for switched long distance services generally provide for payment in arrears based on MOUs. The agreements generally also provide that the customer may terminate the affected service without penalty in the event of substantial and prolonged outages arising from causes within the Company's control, and for certain other defined causes. Generally, the agreements provide that the customer, in order to avoid being obligated to pay higher rates (or, in some cases, penalties), must utilize at least a minimum dollar amount (measured by dollars or minutes of use) of switched long distance services per month for the term of the agreement.


     Customer Care. The Company believes that customer support will prove to be an important factor in attracting and retaining customers for its switched long distance services. Customer service for switched long distance services includes processing new accounts, responding to inquiries and disputes relating to billing, credit adjustments and cancellations and conducting technical repair and other support services. IXC Online is designed to allow each of the Company's carrier customers to: (i) download current call detail records for its end-users for billing purposes; (ii) arrange with the appropriate LEC to register the carrier as the designated long distance carrier for its new end users; and (iii) file trouble reports for resolution. The Company employed 15 people in its switched long distance services customer service group as of March 31, 1996.


     DECREASED COSTS THROUGH INCREASED VOLUMES

     Large MOU volumes should enable the Company to spread its fixed costs over more MOUs and to more efficiently configure its network, reducing the cost per MOU. The Company seeks to efficiently configure the circuits available so that calls are completed on a cost-effective basis. The Company periodically analyzes calling patterns using mathematical formulas to determine the circuit capacity required to cost-effectively service the expected call volume. For example, if there is sufficient calling traffic available, the Company may upgrade transmission circuitry in an area from DS-1 to DS-3. A similar analysis will be made when deciding whether to install a new switch in a region.

     SERVICES

     The Company markets a variety of switched long distance services, including operator services, directory assistance, international service and the following:

     1 Plus Switched Service. Provides end users with direct-dial service over the Company's digital network.

     1 Plus Dedicated Service. Provides direct-dial service over the Company's digital network for end users that have arranged to connect to the Company's nearest hub through a local loop. This service is less expensive than 1 Plus Switched Service because the access charges of the end-user's LEC are reduced.

     800/888 Switched Service. Provides customers with 800/888 service over the Company's digital network.

     800/888 Dedicated Service. Provides 800/888 service over the Company's digital network for end users that have arranged to connect to the Company's nearest hub through a local loop. This service is less expensive than 800/888 Switched Service because the access charges of the end-user's LEC are reduced.

     Calling Card Service.  Provides telephone card service.

     Debit Card Service.  Provides prepaid telephone card service.

     Switched Termination Service. Provides carrier customers having use of a switch in one area with termination services in other areas.

     COMPETITION


     The Company competes with numerous facilities-based interexchange carriers, some of which are substantially larger, have substantially greater financial, technical and marketing resources and utilize larger transmission systems than the Company. AT&T is the largest supplier of switched long distance services in the United States inter-LATA market. The Company also competes in selling switched long distance services with: (i) other facilities-based carriers, such as MCI, Sprint, WorldCom and certain regional carriers, and (ii) certain non-facilities-based carriers. As a result of the Telecommunications Act, the Company will also now face competition from the RBOCs, GTE and others such as electric utilities and cable television companies. The Company believes that the principal competitive factors affecting it are customer service (particularly with respect to speed in delivery of computer billing records and set-up of new end users with the LECS), ability of the network to complete calls with a minimum of network-caused busy signals, scope of services offered, price, reliability and transmission quality. The Company seeks to compete effectively with other interexchange carriers and resellers on the basis of these factors. The ability of the Company to compete effectively will depend upon its ability to maintain high-quality services at prices generally equal to or below those charged by its competitors. In the United States, price competition in the long distance business has been intensive over the last five years. The FCC has, on several occasions since 1984, approved or required price decreases by AT&T through the imposition of "price cap" regulations. However, the FCC recently classified AT&T as a "non-dominant interexchange carrier," with the effect that AT&T is no longer subject to price regulation of its long distance services. Since the Company believes that its customers generally price their service offerings at or below the prices charged by AT&T for its telecommunications services, reductions by AT&T in its rates may necessitate similar price decreases by the Company. See "Risk Factors -- Competition."


REGULATION


     Certain subsidiaries of the Company operate as communications common carriers in providing service to their customers that are other common carriers. These subsidiaries are subject to applicable FCC regulations under the Communications Act, some of which may be affected by the Telecommunications Act. See "Risk Factors -- Recent Legislation and Regulatory Uncertainty." In addition, those subsidiaries which operate the common carrier point-to-point microwave network are subject to applicable FCC regulations for use of the radio frequencies. The FCC issues licenses to use certain radio frequency spectrum at transmitter site locations. Each license gives the Company the right to operate the microwave radio station for the term of the license. Currently, the Company holds licenses to operate the microwave sites in the Company's network. The licenses all expire in 2001. These licenses are renewable upon application containing a statement that they are used in compliance with the applicable FCC rules. The Company expects that the FCC will renew its licenses in due course. The Company, as a point-to-point common carrier microwave license holder, is subject to regulation by the Federal Aviation Administration with respect to the construction of transmission towers and to certain local zoning regulation affecting construction of towers and other facilities.


     Recent court decisions (which were issued before the Telecommunications
Act) require the FCC to require carriers to file tariffs. However, the FCC currently does not actively exercise its authority to regulate such carriers' rates and services. Moreover, the Telecommunications Act gives the FCC authority to forebear from applying provisions of the Communications Act, including the requirement that carriers file tariffs. The FCC has released a Notice of Proposed Rulemaking, proposing a mandatory detariffing policy to eliminate the tariff requirements for non-dominant interstate, interexchange carriers. However, the FCC will retain jurisdiction to act upon complaints against any common carrier for failure to comply with its statutory obligations as a common carrier.

     The FCC regulates many of the rates, charges and services provided by the local exchange carriers. This regulation may affect the Company because it leases local access transmission facilities from local telephone companies. The FCC's price cap regulation of the RBOCs and other LECs provides them with considerable flexibility in pricing their services. In addition, the FCC recently freed AT&T from price cap regulation. This FCC action may affect the Company, because it competes with AT&T. The FCC's current and future actions could result in decreases in the rates charged to end-user customers by AT&T and other competitors for their services. Thus, one effect of the FCC's action may be to intensify further price competition among long distance companies.

     Regulation can also affect the costs of business for the Company, its customers and its competitors. In order to provide services, carriers such as the Company must purchase local access services from local exchange carriers to originate or terminate calls. Presently, the pricing of such transport service is under an interim rate structure which is a transitional step toward pro-competitive, cost-based transport rates. The FCC has recently initiated two rulemaking proceedings with respect to a final cost-based transport rate structure. The pleadings cycles in both proceedings have closed, but no order has yet been issued by the FCC. Moreover, the Telecommunications Act may affect how access charges are to be set and structured, so future changes with respect to access charges are likely.

     The ability of the Company to provide long distance services within any State is generally subject to regulation by a regulatory board in that State. As of May 1996, the Company has obtained the requisite licenses and approvals in over 45 States. It is in the process of obtaining licenses and approvals in the remaining States (other than Alaska and Hawaii) and expects to obtain all such licenses and approvals by the third quarter of 1996. Although the Company has not yet obtained licenses or approvals in such remaining States, the Company is able to offer its switched long distance services in such States to its carrier customers through its contracts with other carriers.

     The Telecommunications Act, among other things, allows the RBOCs and others to enter the long distance business. Entry of the RBOCs or other entities such as electric utilities and cable television companies into the long distance business may have a negative impact on the Company or its customers. In addition, the Telecommunications Act provides that State proceedings may in certain instances determine access charge rates the Company and its customers are required to pay to the LECs. It is uncertain at this time what effect such proceedings may have on such rates. No assurance can be given that such rates will not be increased. Such increases could have a material adverse effect on the Company and its customers. See "Risk Factors -- Recent Legislation and Regulatory Uncertainty" and "Industry Overview."

EMPLOYEES

     As of March 31, 1996, the Company employed 338 people, of whom 149 provided operational and technical services, 29 provided engineering services and the balance were engaged in administration and marketing. The Company's employees are not represented by any labor union. The Company considers its employee relations to be good and has not experienced any work stoppages.

PROPERTIES AND LEASES

     The principal properties owned by the Company consist of: (i) the Michigan, Texas and New York to Washington, D.C. fiber optic systems, consisting of the fiber optic cable and associated electronics and other equipment; (ii) the portion of the Fiber Expansion under construction; and (iii) the coast-to-coast microwave system, consisting of microwave transmitters, receivers, towers and antennae, auxiliary power equipment, transportation equipment, equipment shelters and miscellaneous components. Generally, the Company's fiber optic system and microwave relay system components are standard commercial products available from a number of suppliers.


     The principal offices of the Company are located in approximately 44,000 square feet of space in Austin. The Company leases approximately 38,000 square feet of such space under an agreement which expires in December 1999, at a current annual base rental of approximately $707,000, and has an option to renew the lease for a five-year term at the then-prevailing market rate (but not less than the then-current rental rate) at the time of renewal, and leases approximately 6,000 square feet of such space under an agreement which expires in November 2000 at a current annual base rental of approximately $121,000. The Company has additional offices in two other locations in Austin, consisting of approximately 16,000 square feet and 102,000 square feet. The Company leases the space in the first location under an agreement which expires in the year 2000, at a current annual base rental of approximately $163,000, and subleases the space in the second location under an agreement which expires in 1997, at a current annual base rental of approximately $289,000.


     The Company leases sites for its switches in or near Los Angeles, Dallas, Chicago, Atlanta, and Philadelphia under lease agreements that expire between 2000 and 2005. The total current rental commitments for the switch site leases are approximately $27,000 per month. The Company's five switches are leased under capital leases from DSC Finance Corporation over a term of five years.

LITIGATION

     The Company is involved in various legal proceedings, all of which have arisen in the ordinary course of business and some of which are covered by insurance. In the opinion of the Company's management, none of the claims relating to such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.


MEXICAN JOINT VENTURE


     The Company formed a subsidiary in August 1993 to provide international long distance service. The subsidiary and a third party, Westel International, Inc., formed Progress International in July 1994. Progress International, together with Fomento Radio Beep, S.A. de C.V., a large Mexican paging company, has obtained a license from the Mexican Federal government to provide telecommunication services in Mexico. Such application was made by Marca-Tel, a Mexican corporation formed by such parties. The Company owns an indirect 24.5% interest in Marca-Tel. Marca-Tel is not currently generating revenues.


     The Company is proceeding with the initial development and implementation of a business plan for the opportunity presented by the Mexican license, and is comparing (i) the potential benefits of the joint venture, including possible profits in Marca-Tel and a possible increase in traffic on the Company's network from cross-border traffic from Marca-Tel, with (ii) the costs associated with proceeding with the joint venture and the Company's ability to meet its share of such costs. The Company anticipates that pursuing such opportunity could require significant amounts of cash. Although the Company cannot accurately predict its share of the amount of cash that would be needed to pursue this opportunity, it estimates that at least $30.0 million (and possibly significantly more) would be required by Marca-Tel during 1996 - 1997. The $12.5 million proceeds of the GEPT Private Placement will be available, if the Company so elects, to pursue the opportunity in Mexico. Because of other anticipated needs for the Company's available liquidity, limitations imposed by the indenture for the Senior Notes and for other reasons, the Company anticipates that, without further capital it will not be able to provide significant additional cash as its share of the cash needed by the joint venture. The Company anticipates that the costs of pursuing such opportunity, if they can be met at all, will be met through some combination of the following: (i) offerings of debt or equity securities of Progress International or Marca-Tel; (ii) other incurrences of debt by Progress International or Marca-Tel; (iii) joint venture arrangements with third parties;
(iv) vendor financing of equipment purchases; and (v) subject to the restrictions imposed by the indenture for the Senior Notes, further equity offerings or debt incurrences of the Company or from working capital. No assurance can be given that the Company will be successful in meeting such costs through the foregoing methods or, consequently, that the Company will have sufficient liquidity to pursue the opportunity presented by the Mexican license. In the event that the joint venture does not appear to be economically viable, the Company will have the opportunity to withdraw from Progress International and Marca-Tel without incurring any material penalty.


HISTORY

     IXC Communications, a holding company formed in July 1992, acquired a one-half interest in Electra Communications Corporation ("Electra"), the owner of a fiber optic network in Texas, for $9.0 million. IXC Communications became the sole owner of Electra in 1993 when stock held by the other stockholder was redeemed for $13.7 million. IXC Communications acquired I-Link, Inc., the owner of another fiber optic network in Texas, in 1994 in a stock-for-stock merger. At the same time, it also acquired IXC Carrier, Inc. ("IXC Carrier"), in a stock-for-stock merger. IXC Carrier has certain subsidiaries that have been active in the communications business for over 25 years, initially serving as analog microwave carriers for television signals for cable operators in Ohio and Texas. Commencing in 1979, IXC Carrier, then a subsidiary of The Times Mirror Company ("Times Mirror"), entered into long-term circuit lease agreements with various carriers such as MCI in Texas and Sprint in the Ohio Valley and began the development of a coast-to-coast network through the acquisition, construction and leasing of microwave and fiber optic facilities. IXC Carrier was acquired in a leveraged buy-out in 1986 by Communications Transmission, Inc. ("CTI"), a holding company that also acquired substantial interests in several other telecommunications companies, including Allnet (a large long distance reseller and long-term customer of the Company), MSM, and Electra Communications Corporation ("Electra"). CTI encountered financial difficulties as a result of its need to convert its facilities from analog to digital and its high degree of leverage and disposed of all or substantially all its assets for the benefit of its creditors in 1992. The Company, through IXC Carrier, carries on certain of the telecommunications businesses of CTI. See Note 1 to the Consolidated Financial Statements. Certain directors and officers of the Company were directors or officers of CTI.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The directors and executive officers of IXC Communications and their ages as of June 12, 1996 are as follows:



          NAME            AGE                          POSITION
- ------------------------  ---   -------------------------------------------------------
Ralph J. Swett..........  61    Chairman, President, Chief Executive Officer and
                                Director
Richard D. Irwin........  61    Director
Wolfe H. Bragin.........  51    Director
Carl W. McKinzie........  56    Director
Phillip L. Williams.....  73    Director
Joe C. Culp.............  62    Director
Kenneth F. Hinther......  52    Executive Vice President
John R. Fleming.........  42    Executive Vice President
John J. Willingham......  39    Senior Vice President, Chief Financial Officer and
                                Secretary
David J. Thomas.........  45    Executive Vice President
James F. Guthrie........  52    Executive Vice President



     Each director holds office until his successor has been elected and qualified. Officers serve at the pleasure of the Board of Directors. The Company intends to nominate an additional director prior to the next annual meeting of stockholders.


     Mr. Swett has served as Chairman, Chief Executive Officer and President of IXC Communications since its formation in July 1992. Prior to that, Mr. Swett served as Chairman of the Board and Chief Executive Officer of CTI from 1986 to 1992. From 1969 to 1986, Mr. Swett served in increasingly senior positions (Vice President, President and Chairman) of Times Mirror Cable Television ("TMCT"), a subsidiary of Times Mirror and a previous owner of IXC Carrier, and as a Vice President of Times Mirror from 1981 to 1986. Mr. Swett has served as Chairman of IXC Carrier since 1979, its Chief Executive Officer since 1986 and its President since 1991. Mr. Swett has managed communications businesses for the past 26 years.


     Mr. Irwin has served as a director of IXC Communications since its formation in July 1992. He has served as the President of Grumman Hill Company, L.L.C. or its predecessor ("Grumman Hill"), a merchant banking firm and the general partner of GHI, since 1985. Prior to the formation of Grumman Hill, Mr. Irwin was a Managing Director of Dillon, Read & Co. Inc., from 1983 to 1985. Prior to that, he served as Chief Executive Officer of Fotomat Corporation for 12 years. Mr. Irwin is also a member of the Board of Directors of PharmChem Laboratories, Inc. and was the Chairman of ALC from August 1988 through August 1995.


     Mr. Bragin has served as a director of IXC Communications since May 1993. Mr. Bragin has served since 1985 as Vice President of GEIC, a subsidiary of GE that acts as an investment advisor to GEPT. Prior to joining GEIC in 1984, Mr. Bragin served in numerous equipment leasing, investment and portfolio management positions for General Electric Credit Corporation, now known as General Electric Capital Corporation. Mr. Bragin is a member of the Board of Directors of Home Express, Inc.

     Mr. McKinzie has served as a director of IXC Communications since May 1993. Mr. McKinzie has been a principal of Riordan & McKinzie, a Professional Law Corporation ("Riordan & McKinzie"), since 1980.


     Mr. Williams was elected a director of IXC Communications in June 1996. Mr. Williams has been a private investor and business advisor since May 1993. Prior to that, Mr. Williams served as Vice Chairman of the Board of Times Mirror from 1987 to May 1993. Mr. Williams is a member of the Board of Directors of Tejon Ranch Company.



     Mr. Culp was elected a director of IXC Communications in June 1996. Mr. Culp has been President of Culp Communications Associates, a management and marketing consulting firm, since 1990. From 1989 to 1990 Mr. Culp served as Executive Vice President of CTI. Prior to that, Mr. Culp served as President and

Chief Executive Officer of Lightnet, Inc. from 1988 to 1989 and as President of Rockwell International's Telecommunications Group from 1982 until 1988. Mr. Culp has over 40 years experience in the communications industry.


     Mr. Hinther has served as Executive Vice President of IXC Communications since March 1996 and as Senior Vice President of IXC Communications from July 1992 through March 1996. Prior to that, Mr. Hinther served as Senior Vice President -- Engineering and Operations of CTI from 1989 to July 1992 and as Vice President -- Network Operations of CTI from 1986 to 1989. Mr. Hinther served IXC Carrier as a Manager of Engineering from 1979 to 1982, and as Director of Business Development from 1982 to 1986, and as a Vice President since 1986. Mr. Hinther was Product Manager, Satellite Communications at Rockwell International prior to joining IXC Carrier. He has over 24 years of experience in the telecommunications industry.

     Mr. Fleming has served as Executive Vice President of IXC Communications since March 1996 and as Senior Vice President of IXC Communications from October 1994 through March 1996. He served as Vice President of Sales and Marketing of IXC Communications from its formation in July 1992 until October 1994. Prior to that, Mr. Fleming served as Director of Business Development and Director of Carrier Sales of CTI from 1986 to March 1990 and as Vice President -- Marketing and Sales of CTI from March 1990 to July 1992. Mr. Fleming was a Branch Manager for Satellite Business Systems from 1983 to 1986. Mr. Fleming has been employed with IXC Carrier since 1986 and a Vice President of IXC Carrier since 1990. Mr. Fleming has over 16 years experience in the telecommunications industry.

     Mr. Willingham has served as Vice President, Chief Financial Officer, and Secretary of IXC Communications since July 1992 and as Senior Vice President since October 1994. Mr. Willingham served as Vice President and Controller from September 1989 to June 1990 and as Vice President and Chief Financial Officer from June 1990 to July 1992 of CTI. Prior to joining CTI, Mr. Willingham was employed by Ernst & Young LLP for eight years as a certified public accountant. Mr. Willingham has been a Vice President of IXC Carrier since 1989 and Chief Financial Officer of IXC Carrier since 1990. Mr. Willingham has over 10 years experience in the telecommunications industry.


     Mr. Thomas has served as Executive Vice President of IXC Communications since March 1996 and as Senior Vice President of IXC Communications from August 1995 through March 1996. He was employed with ALC from 1983 to 1995, serving as Vice President from 1991 to 1995 and as Treasurer from 1989 to 1995. Mr. Thomas has over 13 years experience in the telecommunications industry.



     Mr. Guthrie has served as Executive Vice President of IXC Communications since March 1996 and as Senior Vice President, Strategic Planning of IXC Communications from December 1995 through March 1996. Prior to that, Mr. Guthrie served as Vice President and Chief Financial Officer of Times Mirror from 1993 to 1995 and as the Chief Financial Officer of TMCT from 1982 to 1993.


DIRECTOR COMPENSATION


     Non-employee directors receive annual compensation of $10,000 in cash and, upon the effectiveness of this Offering, certain non-employee directors will receive a $20,000 annual contribution by the Company under the Phantom Stock Plan (described below) for service to the Company as members of the Board of Directors. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. Mr. Culp was granted an option in connection with consulting services provided for the Company which is fully exercisable to purchase 60,622 shares of Common Stock at a purchase price of $3.01 per share. Mr. Swett receives no compensation for services rendered as a director. The Company adopted a Phantom Stock Plan in May 1996 for its outside directors, pursuant to which $20,000 per director per year of their director's fees will be automatically deferred and treated as if it were invested in Common Stock. No stock will be actually purchased under the plan, and the participants will receive cash benefits equal to the value of the shares that they are deemed to have purchased under the plan, with such value to be determined on the date of distribution. The distribution of the benefits generally will occur three years after the deferral. The Phantom Stock Plan will be administered by Messrs. Swett, Irwin and McKinzie, none of whom are participants in the plan.

     Audit Committee. The Board of Directors established the Audit Committee in June 1996 to: (i) make recommendations concerning the engagement of independent public accountants; (ii) review with the independent public accountants the plans for, and scope of, the audit procedures to be utilized and results of the audit; (iii) approve the professional services provided by the independent public accountants; (iv) review the independence of the independent public accountants; and (v) review the adequacy and effectiveness of the Company's internal accounting controls. Mr. Williams, Mr. Culp and Mr. McKinzie are the members of the Audit Committee.



     Compensation Committee. The Board of Directors established the Compensation Committee in June of 1996 consisting of Mr. Irwin, Mr. Bragin and Mr. McKinzie, none of whom are employees of the Company. The Compensation Committee will determine the compensation for the Company's executive officers and administer the 1996 Stock Plan and the 1994 Stock Plan.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     For the last three years IXC Communications did not have a compensation committee or any other committee of the Board of Directors performing equivalent functions. All decisions regarding executive compensation were made by the Board of Directors of IXC Communications, none of whom, other than Mr. Swett, was an executive officer of IXC Communications. Decisions with respect to Mr. Swett's compensation were approved by all members of the Board other than Mr. Swett.


EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by or paid to the Chief Executive Officer and certain other executive officers (the "Named Executive Officers") for their services to the Company for the year ended December 31, 1995.

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                                                  ------------------------------
                                                                 OTHER ANNUAL            ALL OTHER
          NAME AND PRINCIPAL POSITION             SALARY $     COMPENSATION $(1)     COMPENSATION $(2)
- ------------------------------------------------  --------     -----------------     -----------------
Ralph J. Swett..................................   285,000           10,000              883,813(3)
  Chairman, President and Chief Executive
  Officer
Kenneth F. Hinther..............................   212,083(4)         7,500              444,739(5)
  Executive Vice President
John R. Fleming.................................   212,083(4)         7,500              444,739(5)
  Executive Vice President
John J. Willingham..............................   183,417(6)         7,500              442,871(5)
  Senior Vice President and Chief Financial
  Officer

- ------------
(1) These amounts represent automobile allowances paid to the Named Executive Officers in 1995.

(2) Includes payments of $862,027 (with respect to Mr. Swett) and $431,014 (with respect to each of Mr. Hinther, Mr. Fleming and Mr. Willingham) made in connection with a prior incentive arrangement. The incentive payments were earned in 1993 but did not become payable until 1995.

(3) Includes an employer contribution of $13,500 under the 401(k) Plan (as defined herein) and payments of $8,286 for term life insurance premiums.

(4) Represents $153,750 in salary and an additional amount of $58,333 in compensation earned and deferred in prior years but paid in 1995.

(5) Includes employer contributions of $13,725 for Mr. Hinther and Mr. Fleming and $11,858 for Mr. Willingham under the 401(k) Plan.

(6) Represents $131,750 in salary and an additional amount of $51,667 in compensation earned and deferred in prior years but paid in 1995.

1996 STOCK PLAN


     In May 1996, IXC Communications adopted the IXC Communications, Inc. 1996 Stock Plan (the "1996 Stock Plan"), a stock incentive plan covering 2,121,787 shares of Common Stock of IXC Communications that may be awarded in order to attract, retain and reward employees, directors and other persons providing services to the Company. The Compensation Committee administers the 1996 Stock Plan. Any employee, director or other person providing services to the Company is eligible to receive awards under the 1996 Stock Plan, at the discretion of the Board of Directors. Awards available under the 1996 Stock Plan include Common Stock options with exercise prices at least equal to the fair market value of the Common Stock on the date of grant. No stock options have been granted under the 1996 Stock Plan.


1994 STOCK PLAN


     In November 1994, IXC Communications adopted a stock incentive plan (the "1994 Stock Plan") covering 1,212,450 shares of Common Stock of IXC Communications to attract, retain and reward employees, directors and other persons providing services to the Company. The Compensation Committee administers the 1994 Stock Plan. Any employee, director or other person providing services to the Company is eligible to receive awards under the 1994 Stock Plan, at the Board's discretion. Awards available under the 1994 Stock Plan include Common Stock purchase options and restricted Common Stock. None of the Named Executive Officers hold options to acquire stock of IXC Communications or was granted options to acquire such stock in 1995. Mr. Culp is the only director who holds options to acquire stock.


401(K) PLAN

     The IXC Carrier, Inc. 401(k) and Pension Plan and Trust (the "401(k) Plan") is a tax-qualified retirement plan. In general, all employees of IXC Carrier (substantially all the employees of the Company) who have attained age 18 and completed one year of service are eligible to participate in the 401(k) Plan. Participants may make pre-tax contributions to the 401(k) Plan, in an amount currently not to exceed $9,500 per year. IXC Carrier may elect to make matching contributions each year, which are allocated among participants depending on the amount that they contribute to the 401(k) Plan. IXC Carrier may also elect to make profit-sharing contributions to the 401(k) Plan, which are allocated among participants as a percentage of compensation.

INDEMNIFICATION AND EXCULPATION ARRANGEMENTS

     The Restated Certificate of Incorporation of IXC Communications limits the liability of directors to IXC Communications or its stockholders to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). Accordingly, pursuant to the provisions of the DGCL presently in effect, directors of IXC Communications will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the bylaws of IXC Communications require IXC Communications to indemnify its directors and officers to the fullest extent permitted by the laws of the State of Delaware.

                              CERTAIN TRANSACTIONS


     Prior to the sale of the Senior Notes: (i) GHI, a partnership whose general partner is Grumman Hill, a limited liability company of which Mr. Irwin is a member, and GEPT each held 598 shares of IXC Communications' 10% Senior Series 1 Cumulative Redeemable Preferred Stock ("Series 1 Preferred Stock"); (ii) Messrs. Swett, Williams, Hinther and Fleming owned 78, 60, 13 and 13 shares of Series 1 Preferred Stock, respectively; and (iii) Mr. McKinzie, a director of IXC Communications and a principal of Riordan & McKinzie, the law firm that will pass upon the validity of the issuance of the Common Stock in this Offering, owned 100 shares of Series 1 Preferred Stock. The Series 1 Preferred Stock was redeemed with a portion of the proceeds of the sale of the Senior Notes at a price equal to the amount paid for such stock plus accrued but unpaid dividends at 10% per annum. The approximate amounts received by such persons with respect to such redemption were: (i) GHI, $813,544; (ii) GEPT, $813,544; (iii) Mr. Swett, $106,114; (iv) Mr. Williams, $76,229; (v) Mr. Hinther, $17,686; (vi) Mr.
Fleming, $17,686; and (vii) Mr. McKinzie, $120,554.


     Prior to the sale of the Senior Notes, GHI and GEPT held shares of preferred stock of a subsidiary of IXC Communications. Such preferred stock was redeemed with a portion of the proceeds of the sale of the Senior Notes at a price equal to the amount paid for such stock plus accrued but unpaid dividends at 10% per annum. The approximate amounts received by such persons with respect to such redemption were: (i) GHI, $905,934; and (ii) GEPT, $897,115.

     Certain debentures of IXC Communications and one of its subsidiaries also were redeemed at the original purchase price plus accrued but unpaid interest with a portion of the proceeds of the sale of the Senior Notes. The approximate amounts received by the following persons with respect to such redemption were:
(i) GEPT, $6,760,602; (ii) GHI, $6,788,635; (iii) Mr. Swett, $301,400; (iv) Mr.
Hinther, $50,233; and (v) Mr. Fleming, $50,233.

     In 1994, IXC Communications and ALC (which has since been acquired by Frontier) formed a corporation to acquire all of the equity interests in MSM for an aggregate purchase price of $1,500,000 from a wholly owned subsidiary of General Electric Credit Corporation, an affiliate of GEIC. In addition, in 1995, IXC Communications entered into a ten-year agreement with GE Capital Communication, an affiliate of GEIC, to supply it with switched products to be resold by GE Capital Communication. Mr. Bragin, a director of IXC Communications, is Vice President of GEIC, which is the investment advisor to GEPT. "See Business -- Switched Long Distance Services."


     Prior to the sale of the Senior Notes, a subsidiary of IXC Communications was indebted to GEPT under the terms of a note agreement (the "GEPT Note Agreement"). Certain stockholders of IXC Communications, including Messrs. Swett, Hinther, Fleming, Williams, Willingham and Irwin and GHI, had pledged their stock and debentures of IXC Communications (and, in the case of GHI, its stock and debentures of a subsidiary of IXC Communications) as security for such indebtedness. Such indebtedness, in the approximate principal amount of $5,571,348, was repaid with a portion of the proceeds of the sale of the Senior Notes and such pledges were released.


     Mr. Swett, Mr. Hinther, Mr. Fleming, GEPT and GHI purchased Senior Notes in the amounts of $250,000, $50,000, $50,000, $20,000,000 and $5,000,000,
respectively, on October 5, 1995.

     For the years ended December 31, 1993, 1994 and 1995, the law firm of Riordan & McKinzie, of which Mr. McKinzie, a director and stockholder of IXC Communications, is a principal, provided certain legal services to IXC Communications in the amount of approximately $1.1 million, $1.4 million, and $2.6 million, respectively.


     Grumman Hill, a corporation whose president is Mr. Irwin, receives an annual fee of $100,000 from the Company for performing certain advisory services with respect to the management, operation and business development activities of IXC Communications.



     Culp Communications Associates, of which Mr. Culp is President, received approximately $19,100 and $100,600 in connection with Mr. Culp's consulting services provided to the Company in 1994 and 1995, respectively. Mr. Culp is continuing to provide such consulting services to the Company in 1996.



     Mr. Williams received fees for serving as an advisor to the Company's Board of Directors of $12,500 in each of 1993, 1994 and 1995.

     Mr. Thomas entered into an employment agreement with IXC Communications in August 1995 for a term of three years pursuant to which Mr. Thomas is entitled to an annual base salary of $160,000, subject to adjustment in accordance with IXC Communications' policies and procedures, and an annual bonus of up to $75,000 if approved by the Board of Directors. Mr. Thomas was granted stock options on August 28, 1995 for 243,353 shares of Common Stock at a price of $3.01 per share vesting over a three-year period which, subject to certain conditions, vest immediately upon a change of control of IXC Communications as set forth in his employment agreement and stock option agreement. Additionally, Mr. Thomas receives an annual automobile allowance of $8,000 and is entitled to receive reimbursement of certain relocation costs.



     Mr. Guthrie entered into an employment agreement with IXC Communications in December 1995 for a term of three years pursuant to which Mr. Guthrie is entitled to an annual base salary of $200,000, subject to adjustment in accordance with IXC Communications' policies and procedures, and an annual bonus of up to $75,000 if approved by the Board of Directors. Mr. Guthrie was granted stock options on January 19, 1996 for 242,490 shares of Common Stock at a price of $3.01 per share vesting over a three-year period which, subject to certain conditions, vest immediately upon a change of control of IXC Communications as set forth in his employment agreement and stock option agreement. Additionally, Mr. Guthrie receives an annual automobile allowance of $8,000 and is entitled to receive reimbursement of certain relocation costs.



     In order to reduce the dilution of GEPT's current stock ownership caused by this Offering, GEPT has agreed to acquire $12.5 million of Common Stock in the GEPT Private Placement from the Company simultaneously with the closing of this Offering. The price per share for such Common Stock will be the lower of: (i) the price per share paid by the Underwriters in this Offering, that is, the public offering price per share less Underwriters' discounts and commissions; and (ii) $20 per share less a per share amount equal to the Underwriters' discounts and commissions that would be payable if the public offering price in this Offering were $20 per share. Assuming a public offering price of $18.00 per share in the Offering, GEPT's price would be approximately $16.79 per share and it would purchase 744,713 shares of Common Stock. Although GEPT will receive Common Stock which has not been registered under the Securities Act, it will also receive registration rights with respect to such stock and all other Company Common Stock it owns, which rights are not exercisable until March 1, 1997. See "Description of Capital Stock -- Registration Rights." In the event the amount of Common Stock purchased by the Underwriters in this Offering increases through exercise of the U.S. Underwriters' over-allotment option, GEPT will, subject to certain market conditions, also increase proportionately the amount of Common Stock it purchases from the Company. The Company will be able to use the $12.5 million proceeds, if it so elects, to pursue the Marca-Tel opportunity in Mexico. See "Business -- Mexican Joint Venture." The closing of this Offering and the GEPT Private Placement are each conditioned on the concurrent closing of the other.



     In connection with the Offering and the GEPT Private Placement, GEPT, GHI and Messrs. Irwin, Swett, Hinther, Fleming, Willingham, McKinzie and Williams have entered into an agreement with IXC Communications pursuant to which they were granted registration rights effective March 1, 1997 with respect to shares of IXC Communications Common Stock held by them. See "Description of Capital Stock -- Registration Rights."

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information as of June 12, 1996 regarding the beneficial ownership of: (i) each class of IXC Communications' voting securities by each person who is known by IXC Communications to be the beneficial owner of more than 5% of any class of IXC Communications' voting securities, and (ii) each class of equity securities of IXC Communications by
(a) each director of IXC Communications, (b) each of IXC Communications' Named Executive Officers (as defined under the heading "Management -- Executive Compensation"), and (c) all directors and executive officers of IXC Communications as a group. The table also gives effect to this Offering and the GEPT Private Placement and assumes that no other person or entity listed in the table purchases shares of Common Stock in this Offering.



                                                            OWNERSHIP OF SERIES 3         AMOUNT OF SHARES
                                    AMOUNT OF SHARES       PREFERRED NOT AFFECTED      BENEFICIALLY OWNED(1)
                                 BENEFICIALLY OWNED(1)        BY THIS OFFERING       AFTER THE OFFERING AND THE
                                 PRIOR TO THE OFFERING     -----------------------   GEPT PRIVATE PLACEMENT(2)
                                ------------------------               PERCENT OF    --------------------------
                                             PERCENT OF                OUTSTANDING                PERCENTAGE OF
                                             OUTSTANDING   SERIES 3     SERIES 3                   OUTSTANDING
      NAME AND ADDRESS OF         COMMON       COMMON      PREFERRED    PREFERRED      COMMON        COMMON
       BENEFICIAL OWNER           STOCK         STOCK      STOCK(3)       STOCK        STOCK          STOCK
- ------------------------------- ----------   -----------   ---------   -----------   ----------   -------------
Ralph J. Swett(4)(5)...........  3,037,061       12.5%         25.00          *       3,037,061         9.9%
Kenneth F. Hinther(4)(6).......  1,353,739        5.6             --         --       1,353,739         4.4
John R. Fleming(4).............  1,353,739        5.6             --         --       1,353,739         4.4
John J. Willingham(4)(7).......  1,272,568        5.2             --         --       1,272,568         4.1
Richard D. Irwin(8)............  8,745,760       35.9         995.58        7.9%      8,745,760        28.5
Carl W. McKinzie(9)............    231,917          *             --         --         231,917           *
  300 S. Grand Avenue,
  29th Floor
  Los Angeles, CA 90071
Phillip L. Williams(10)........    139,150          *             --         --         139,150           *
  633 West Fifth Street,
  Suite 4000
  Los Angeles, CA 90071-2007
Joe C. Culp(11)................     60,622          *             --         --          60,622           *
  #5 Hedge Lane
  Austin, TX 78746
Grumman Hill Investments,
  L.P.(12).....................  6,636,990       27.3             --         --       6,636,990        21.6
  191 Elm Street
  New Canaan, CT 06840
Grumman Hill Associates,
  Inc. ........................         --         --         915.42        7.3              --          --
  191 Elm Street
  New Canaan, CT 06840
Trustees of General Electric
  Pension Trust................  7,449,205       30.6       6,725.00       53.6       8,193,918        26.7
  3003 Summer Street
  Stamford, CT 06905
All directors and executive
  officers of IXC
  Communications as a group (11
  persons)..................... 16,194,511       66.0       1,020.58        8.1      16,194,511        66.0


- ------------
  *  Less than 1%


 (1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock relating to options currently exercisable or exercisable within 60 days of June 12, 1996, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

 (2) Assumes no exercise of the U.S. Underwriters' over-allotment option. GEPT is assumed to purchase shares in the GEPT Private Placement based on a Price to Public in this Offering of $18.00 per share.


 (3) The shares of Series 3 Preferred Stock vote together with the shares of Common Stock as a class, except where otherwise required by law, and have the right to elect one member of the Board of Directors. See "Description of Capital Stock -- Preferred Stock."

 (4) The address of such persons is c/o IXC Communications, Inc. 5000 Plaza on the Lake, Suite 200, Austin, Texas 78746.


 (5) Includes 484,980 shares held by Ralph J. Swett, Trustee of the EMS 1994 Trust and 484,980 shares held by Ralph J. Swett, Trustee of the RJS 1994 Trust.



 (6) Includes 181,867 shares held by Kenneth F. Hinther, Trustee of LISA's 1994 Trust, 181,867 shares held by Lisa Hinther, Trustee of KEN's 1994 Trust and 121,245 shares held by Craig A. Hinther, Trustee for the Kenneth A. Hinther 1996 Trust.



 (7) Includes 121,245 shares held by John McC. Witherspoon, Trustee of trust for the benefit of Jonica Lynn Willingham and 121,245 shares held by John McC. Witherspoon, Trustee of trust for the benefit of Russell Dennis Willingham.



 (8) Includes 1,628,216 shares held by The Irwin Family Limited Partnership dated January 4, 1995 and 341,341 shares held by The Irwin Family Limited Partnership #2. Also includes 21.16 shares of Series 3 Preferred Stock held by Richard D. Irwin Revocable Living Trust dated January 4, 1995, 915.42 shares of Series 3 Preferred Stock held by Grumman Hill and 6,636,990 shares of Common Stock held by GHI. Mr. Irwin is President of Grumman Hill, and Mr. Irwin may be deemed a beneficial owner of the shares owned by such entity.


 (9) Such shares are held by Trust for the Riordan & McKinzie Profit Sharing and Savings Plan for the benefit of Carl W. McKinzie.


(10) Such shares are held by Phillip L. Williams, as Trustee of the Phillip and Jane Williams Living Trust, UDT August 20, 1985.



(11) Represents shares issuable with respect to the exercise of options. See "Management -- Director Compensation."



(12) The sole general partner of Grumman Hill Investments, L.P. is Grumman Hill Company, L.L.C., a Delaware limited liability company, of which Mr. Irwin, a director of the Company, is the general manager and a beneficial owner of a membership interest. Mr. Irwin may be deemed to have voting and investment power with respect to the shares held of record by Grumman Hill Investments, L.P.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 3,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). The following summary of certain provisions of the Common Stock and the Preferred Stock of IXC Communications does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate of Incorporation and Bylaws of IXC Communications, as amended, which have been filed as Exhibits to the Registration Statement of which this Prospectus is a part, and the provisions of applicable law.


COMMON STOCK


     As of May 31, 1996, there were 24,335,255 outstanding shares of Common Stock held by 77 holders of record. Each holder of Common Stock or Series 3 Preferred Stock (described below) is entitled to one vote per share on all matters to be voted on by the stockholders, voting together as a single class. Subject to the rights of the holders of the Preferred Stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of IXC Communications, the holders of the Common Stock are entitled to share ratably in all assets, if any, remaining, after payment of liabilities, subject to the prior liquidation rights of holders of the Preferred Stock described below. The Common Stock has no preemptive or other similar rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued and delivered, validly issued, fully paid and non-assessable.


PREFERRED STOCK

     IXC Communications has designated 2,000 shares of Preferred Stock as Series 1 Preferred Stock and 12,550 shares of Preferred Stock as Series 3 Preferred Stock. All of the 12,550 shares of Series 3 Preferred Stock are issued and outstanding, all of the previously outstanding shares of Series 1 Preferred Stock have been redeemed and no other shares of Preferred Stock are outstanding. The shares of Series 3 Preferred Stock were purchased upon the formation of IXC Communications at a purchase price of $1.00 per share. The holders of Preferred Stock, subject to the terms of the Restated Certificate of Incorporation, are entitled to receive a liquidation preference of $1,000 per share, plus an amount equal to all accrued and unpaid dividends and IXC Communications may voluntarily redeem the Preferred Stock for $1,000 per share, plus an amount equal to all accrued and unpaid dividends. In addition, the holders of Preferred Stock are entitled to receive annual dividends, subject to the limitations of the Restated Certificate of Incorporation and in the indenture relating to the Senior Notes, in an amount equal to $100 per share, plus an amount determined by applying a 10% annual rate compounded annually, to any accrued but unpaid dividend amount from the last day of the period when such dividend accrues to the actual date of payment. Cumulative dividends, including accrued but unpaid interest, with respect to the Series 3 Preferred Stock, as of March 31, 1996 were approximately $5.2 million and as of December 31, 1996 will be $6.5 million, assuming that no dividends are paid. The holders of the Series 3 Preferred Stock have the right to elect one member of the Board of Directors.

     The Board of Directors of IXC Communications has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences, voting rights and the number of shares consisting of any series or the designation of such series without further vote or action by the stockholders. The issuance of Preferred Stock (or the ability of the Board of Directors to issue Preferred Stock) may have the effect of delaying, deferring or preventing a change in control of IXC Communications without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting or conversion rights may adversely affect the voting power of the holders of Common Stock. IXC Communications has no present intention to issue additional shares of Preferred Stock.

REGISTRATION RIGHTS


     In June 1996, IXC Communications granted certain registration rights to GEPT, GHI and Messrs. Irwin, Swett, Hinther, Fleming, Willingham, McKinzie and Williams, in consideration of the GEPT

Private Placement and the lock-up arrangements each of the parties entered into in connection with this Offering. Such registration rights cover all the shares of Common Stock of IXC Communications held by such persons and are effective from March 1, 1997 through April 30, 2000. Subject to certain exceptions, whenever IXC Communications registers any of its Common Stock under the Securities Act during the period the agreement is effective, whether or not for sale for its own account, the holders of such registration rights are entitled to written notice of the registration and are entitled to include (at IXC Communications' expense) such Common Stock in such registration. GEPT also has the right, subject to certain limitations, to require IXC Communications to use its best efforts to file registration statements under the Securities Act covering Common Stock held by GEPT. All fees, costs and expenses of such registrations (other than underwriting discounts and commissions) will be borne by IXC Communications.



     In August 1992, Telecom Services Group, Inc., a predecessor-in-interest to IXC Communications ("TSGI"), granted certain registration rights under the Securities Act to 20 former stockholders of TSGI with respect to certain shares of Common Stock of the Company held by them (the "Registrable Securities"). Subject to certain limitations, if IXC Communications registers any of its securities under the Securities Act, whether or not for sale for its own account, the holders of such registration rights are entitled to written notice of the registration and are entitled to include (at IXC Communications' expense) such Registrable Securities in such registration. Such registration rights have been amended in connection with this Offering to delay their effectiveness until March 1, 1997. The holders of at least 25% of the Registrable Securities also have the right to require IXC Communications, at any time after 180 days following the effective date of IXC Communications' last registration, to file a registration statement under the Securities Act with respect to such Registrable Securities and IXC Communications is required to use its best efforts to effect such registration, subject to certain conditions and limitations; provided, however, that no registration rights are exercisable prior to March 1, 1997. All fees, costs and expenses of such registrations (other than underwriting discounts, commissions and transfer taxes) will be borne by IXC Communications.


ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CHARTER, THE BYLAWS AND THE INDENTURE

     The Bylaws of IXC Communications provide that stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of IXC Communications' outstanding capital stock entitled to vote. In addition, in the event of a Change of Control (as such term is defined in the indenture for the Senior Notes), holders of the Senior Notes will have the right to require IXC Communications to purchase their Senior Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, Additional Payments and Liquidated Damages (as such terms are defined in the indenture for the Senior Notes), if any, to the date of purchase. These provisions, as well as the authorized and unissued preferred stock described above, could discourage potential acquisition proposals and could delay or prevent a change in control or management of IXC Communications.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     IXC Communications is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in certain "business combinations" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless the transaction is approved in a prescribed manner. The business combinations to which Section 203 applies include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders. In general, Section 203 defines an "interested stockholder" as a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the outstanding voting stock of the corporation.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

LISTING


     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "IIXC."

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering and the GEPT Private Placement (assuming no exercise of the U.S. Underwriters' over-allotment option), IXC Communications will have a total of 30,679,968 shares of Common Stock outstanding. Of these shares, the 5,600,000 shares of Common Stock offered hereby (6,440,000 shares if the U.S. Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act if held by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 25,079,968 shares of Common Stock outstanding (including the 744,713 shares assumed to be issued in the GEPT Private Placement) will be "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) which has beneficially owned restricted securities for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 307,000 shares upon completion of this Offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. An affiliate of IXC Communications may sell securities that are not restricted without regard to the period of beneficial ownership but subject to the volume restrictions described above. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about IXC Communications. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.



     Under Rule 144 (and subject to the conditions thereof), substantially all of the 24,335,255 restricted shares, excluding the 744,713 shares of Common Stock assumed to be issued in the GEPT Private Placement, will become eligible for sale 90 days after this Offering. However, 23,643,716 of such shares, plus the 744,713 shares issued in the GEPT Private Placement, are subject to lock-up restrictions. Pursuant to these lock-up restrictions, certain of IXC Communications' current stockholders, including its executive officers and directors, have agreed that, subject to certain exceptions, they will not, directly or indirectly, sell, offer or sell any shares of Common Stock without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the Underwriters, for a period of 180 days from the date of this Prospectus. See "Underwriters." Certain of the Company's existing stockholders have registration rights with respect to their Common Stock. See "Description of Capital
Stock -- Registration Rights."


     In addition, the Commission has published a notice of proposed rule making which, if adopted as proposed, would shorten the applicable holding periods under Rule 144(d) and Rule 144(k) to one and two years, respectively (from the current periods of two and three years). IXC Communications cannot predict whether such amendments will be adopted or the effect thereof on the trading market for its Common Stock.


     The preceding description does not include shares of Common Stock acquired upon exercise of options under the 1994 Stock Plan or the 1996 Stock Plan. Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner-of-sale provisions of Rule 144, and by affiliates beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its two-year minimum holding period. As of the date of this Prospectus, IXC Communications had reserved an aggregate of 1,212,450 and 2,121,787 shares of Common Stock for issuance pursuant to the 1994 Stock Plan and the 1996 Stock Plan, respectively. Options to purchase 1,047,800 shares were outstanding under the 1994 Stock Plan and no options were outstanding under the 1996 Stock Plan. As soon as practicable following this Offering, IXC Communications intends to file a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under the 1994 Stock Plan and the 1996 Stock Plan, thus permitting the resale of such shares by non-affiliates upon issuance in the public market without restriction under the Securities Act. Such registration statement will automatically become effective immediately upon filing.

     Prior to this Offering, there has been no public market for the Common Stock and no prediction can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair IXC Communications' future ability to raise capital through an offering of its equity securities.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


     On October 5, 1995, IXC Communications issued and sold its Senior Notes in the aggregate principal amount of $285.0 million to a group of institutional and accredited investors. Of the approximately $268.8 million net proceeds of such sale, IXC Communications placed $200.0 million into an escrow account to be used for the Fiber Expansion, debt service of the Senior Notes and other capital expenditures. The escrow agreement is an exhibit to the Registration Statement of which this Prospectus is a part. As of May 31, 1996, approximately $152.9 million remained in such escrow account. On April 1, 1996, IXC Communications filed a Registration Statement on Form S-4 with the Commission relating to the exchange by IXC Communications in connection with the Senior Notes as required by a registration rights agreement among IXC Communications and the initial purchasers named therein. The indenture for the Senior Notes contains certain covenants that, among other things, limit the ability of IXC Communications and certain of its subsidiaries (the "Restricted Subsidiaries") to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase Equity Interests (as defined in the indenture for the Senior Notes) or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets of IXC Communications or its Restricted Subsidiaries, issue or sell Equity Interests of IXC Communications' Restricted Subsidiaries or enter into certain mergers and consolidations. In addition, under certain limited circumstances, IXC Communications will be required to offer to purchase Senior Notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, Additional Payments and Liquidated Damages, if any, to the date of purchase, with the excess proceeds of certain Asset Sales (as defined in the indenture for the Senior Notes). In the event of a Change of Control, holders of the Senior Notes will have the right to require IXC Communications to purchase their Senior Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, Additional Payments and Liquidated Damages, if any, to the date of purchase. The indenture relating to the Senior Notes is an exhibit to the Registration Statement of which this Prospectus is a part.



     In addition, the Company may seek to obtain a revolving credit facility under which it will be able to borrow up to a certain percentage of the amount of qualifying accounts receivable of its subsidiaries. The indenture for the Senior Notes limits the Company from borrowing under such facility in excess of 85% of the amount of such qualifying accounts receivable. The Company anticipates that its obligations under such revolving credit facility, if it is obtained, will be secured by intercompany notes from the subsidiaries owning the accounts receivable, which notes will in turn be secured by such accounts receivable. As of December 31, 1995, the Company's accounts receivable (net of allowance for doubtful accounts) were approximately $5.5 million.

                                  UNDERWRITERS

     Under the terms and subject to the conditions of the Underwriting Agreement dated the date hereof (the "Underwriting Agreement") the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, CS First Boston Corporation and Dillon, Read & Co. Inc. are acting as U.S. Representatives, and the International Underwriters for whom Morgan Stanley & Co. International Limited, CS First Boston Limited and Dillon, Read & Co. Inc. are acting as International Representatives, have severally agreed to purchase, and IXC Communications has agreed to sell to them severally, the respective number of shares of Common Stock set forth opposite the names of each Underwriter below.


                                                               NUMBER
                             UNDERWRITER                      OF SHARES
    --------------------------------------------------------- ---------
    U.S. Underwriters:
      Morgan Stanley & Co. Incorporated......................
      CS First Boston Corporation............................
      Dillon, Read & Co. Inc.................................
                                                              ---------
              Subtotal....................................... 4,480,000
                                                              ---------
    International Underwriters:
      Morgan Stanley & Co. International Limited.............
      CS First Boston Limited................................
      Dillon, Read & Co. Inc. ...............................
                                                              ---------
              Subtotal....................................... 1,120,000
                                                              ---------
                   Total..................................... 5,600,000
                                                              =========


     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (a) it is not purchasing any U.S. Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside of the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any International Shares (as defined herein) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares in the United States or in any province or territory of Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or of any province or territory of Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer of Common stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.


     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and during the period of six months after the date hereof will not offer to sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "U.K. Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the U.K. Regulations (to the extent applicable) with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the Untied Kingdom any document received by it in connection with the issue of the shares of Common Stock, other than any document which consists of, or is a part of, listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Article IV of the Financial Services Act 1986, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom the document may otherwise lawfully be issued or passed on.


     The Underwriters initially propose to offer the shares of Common Stock directly to the public at the Price to Public set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a
concession of not in excess of $          per share under the Price to Public.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $          per share to other Underwriters or to certain dealers.
After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.


     Pursuant to the Underwriting Agreement, IXC Communications has granted to the U.S. Underwriters, an option exercisable for 30 days after the date of this Prospectus, to purchase up to 840,000 additional shares of Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of U.S. Shares offered by the U.S. Underwriters hereby.

     IXC Communications and each of the executive officers and directors of IXC Communications, GHI, certain trusts and partnerships and GEPT have agreed that without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not (A) register for sale, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise for a period of 180 days after the date of this Prospectus, other than
(A) the shares of Common Stock to be sold hereunder, (B) any shares of Common Stock issued by the Company upon the exercise of an option issued pursuant to the Company's 1994 Stock Plan or 1996 Stock Plan and (C) the issuance of additional options to purchase shares of Common Stock pursuant to the Company's 1994 Stock Plan or 1996 Stock Plan. See "Shares Eligible for Future Sale."

     IXC Communications has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Underwriters have informed IXC Communications that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Common Stock offered by them.

     Dillon, Read & Co. Inc. and CS First Boston Corporation acted as the initial purchasers of the Senior Notes and received customary compensation in connection therewith.


     At the Company's request, the Underwriters have reserved for sale up to five percent of the Common Stock offered hereby, at the Price to Public, to certain persons designated by the Company. Such shares generally will be eligible for immediate resale. The number of shares of Common Stock for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.


PRICING OF THE OFFERING

     Prior to this Offering, there has been no public market for the Common Stock of IXC Communications. The initial public offering price will be determined by negotiations between IXC Communications and the Representatives. Among the factors considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and certain ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for IXC Communications by Riordan & McKinzie. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Shearman & Sterling. Carl W. McKinzie, a director and stockholder of IXC Communications, is a stockholder of Riordan & McKinzie. IXC Communications has granted an option covering shares of Common Stock to another stockholder of Riordan & McKinzie.

                                    EXPERTS

     The consolidated financial statements of IXC Communications at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     IXC Communications has filed with the Commission a Registration Statement on Form S-1 under the Securities Act for the registration of the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to IXC Communications and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits thereto. Statements contained in this Prospectus concerning the contents of any contract or other document are not necessarily complete. With respect to each such contract or other document that is an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     IXC Communications has also filed with the Commission a Registration Statement on Form S-4 under the Securities Act relating to an exchange of 12 1/2% Series A Senior Notes due 2005 for 12 1/2% Series B Senior Notes due 2005 pursuant to the indenture for the Senior Notes.

     Such Registration Statements, the exhibits and schedules forming a part thereof and the reports and other information filed by IXC Communications with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     Following the offerings covered by such Registration Statements, IXC Communications will comply with the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith will file periodic reports, proxy statements and other information with the Commission.

                                    GLOSSARY

     Access charges -- The fees paid by long distance carriers to LECs for originating and terminating long distance calls on their local networks.

     ALC -- ALC Communications Corporation.


     Allnet -- Allnet Communication Services, Inc.


     ATM (asynchronous transfer mode) -- An information transfer standard that is one of a general class of technologies that relay traffic by way of an address contained within the first five bytes of a standard 53-byte-long packet or cell. The ATM format can be used by many different information systems, including local area networks, to deliver traffic at varying rates, permitting a mix of voice, video and data (multimedia).

     AT&T -- AT&T Corp.

     Backbone -- The through-portions of a transmission network, as opposed to spurs which branch off the through-portions.

     Bandwidth -- The range of frequencies that can be transmitted through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium.

     Capacity-intensive -- Refers to products which use comparatively large amounts of bandwidth.

     Broadband -- Broadband communications systems can transmit large quantities of voice, data and video. Examples of broadband communication systems include DS-3 fiber optic systems, which can transmit 672 simultaneous voice conversations, or a broadcast television station signal, that transmits high resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.


     Cable & Wireless -- Cable & Wireless, P.L.C.


     CAP (Competitive Access Provider) -- A company that provides its customers with an alternative to the LEC for local transport of private line, special access and interstate transport of switched access telecommunications service.

     Carriers -- Companies that provide telecommunications transmission services.

     Central Offices -- The switching centers or central switching facilities of the LECs.

     Dedicated -- Refers to telecommunications lines dedicated or reserved for use by particular customers along predetermined routes.

     Digital -- A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies (both fiber and microwave) employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

     DS-1, DS-3 -- Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second and can transmit only one voice conversation at a time. DS-1 service has a bit rate of 1.544 megabits per second and can transmit 24 simultaneous voice conversations. DS-3 service has a bit rate of 45 megabits per second and can transmit 672 simultaneous voice conversations.

     DS-3 miles -- A measure of the total capacity and length of a transmission path, calculated as the capacity of the transmission path in DS-3s multiplied by the length of the path in miles.

     800/888 Service -- A telecommunications service for businesses that allows calls to be made to a specific location at no charge to the calling party. Use of the "800" or "888" service code denotes calls that are to be billed to the receiving party. A computer database in the provider's network translates the 800 or 888 number into a conventional telephone number.

     Enhanced data services -- Products and services designed for the transport and delivery of integrated information to include voice, data and video and any combination thereof.


     Excel -- EXCEL Communications, Inc.


     Facilities-based carrier -- Carriers who own transmission facilities.

     FCC -- Federal Communications Commission.

     Frame Relay -- A high-speed, data-packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56 kilobits per second to 1.5 megabits per second. This service is well-suited for connecting local area networks, but is not appropriate for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at high speeds on modern fiber optic networks.

     Frontier -- Frontier Corporation.

     GAAP -- Generally Accepted Accounting Principles

     GE Capital Communication -- GE Capital Communication Services Corporation.

     GTE -- GTE Corporation.

     ISDN (Integrated Services Digital Network) -- A complex networking concept designed to provide a variety of voice, data and digital interface standards. Incorporated into ISDN are many new enhanced services, such as high-speed data file transfer, desktop video conferencing, telepublishing, telecommuting, telepresence learning-remote collaboration, data network linking and home information services.

     Hubs -- Collection centers located centrally in an area where telecommunications traffic can be aggregated for transport and distribution.

     Interexchange Carrier -- A company providing inter-LATA or long distance services between LATAs on an intrastate or interstate basis.

     Inter-LATA -- InterLATA calls are calls that pass from one LATA to another. Typically, these calls are referred to as long distance calls.

     Intra-LATA -- IntraLATA calls are those local calls that originate and terminate within the same LATA.

     Kilobit -- One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "kilobits per second."

     LATAs (local access and transport areas) -- The approximately 200 geographic areas that define the areas between which the RBOCs were prohibited from providing long distance services prior to the Telecommunications Act.

     LCI -- LCI International, Inc.

     LEC (local exchange carrier) -- A company providing local telephone services.

     Local loop -- A circuit within a LATA.

     Long-Haul Circuit -- A private, dedicated telecommunications circuit between locations in different LATAs.


     MCI -- MCI Communications Corporation.


     Megabit -- One million bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second."

     MOU -- Minutes of use of long distance service.

     Off-net -- Refers to circuits on transmission facilities not owned by the Company.

     On-net -- Refers to circuits on transmission facilities owned by the Company.

     Optronic -- a combination of optical and electronic equipment.

     RBOCs (regional Bell operating companies) -- The seven local telephone companies (formerly part of AT&T) established by court decree in 1982.

     Rockwell International -- Rockwell International Corp.

     Route Miles -- The measure of the length of a transmission path in miles.

     SONET (synchronous optical network technology) -- An electronics and network architecture for variable-bandwidth products which enables transmission of voice, video and data (multimedia) at very high speeds.


     Sprint -- Sprint Corp.


     Switch -- A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

     Switched long distance services -- Telecommunications services such as residential long distance services that are processed through digital switches and delivered over long-haul circuits and other transmission facilities.

     WilTel -- WilTel Network Services, Inc.

     WorldCom -- WorldCom, Inc.

                            IXC COMMUNICATIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED
  DECEMBER 31, 1995...................................................................  F-2
CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors........................................................  F-3
Consolidated Balance Sheets as of December 31, 1994 and 1995 and as of March 31, 1996
  (unaudited).........................................................................  F-4
Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and
  1995 and for the three months ended March 31, 1995 and 1996 (unaudited).............  F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended
  December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1996
  (unaudited).........................................................................  F-6
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
  1995 and for the three months ended March 31, 1995 and 1996 (unaudited).............  F-7
Notes to Consolidated Financial Statements............................................  F-9

                            IXC COMMUNICATIONS, INC.

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     Effective January 1, 1996, IXC Communications, Inc. acquired the minority interest of Switched Services Communications, L.L.C. ("SSC") previously owned by Excel Telecommunications, Inc. The acquisition has been accounted for using the purchase method of accounting for business combinations.

     The unaudited pro forma condensed consolidated statement of operations of IXC Communications, Inc. ("IXC" or the "Company") for the year ended December 31, 1995 reflects the acquisition by the Company of the minority interest of SSC as if the acquisition had occurred on January 1, 1995.

     The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the historical financial statements of IXC, related notes to financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The pro forma information is not necessarily indicative of the results that would have resulted had the acquisition of the minority interest of SSC actually occurred on the dates assumed herein, nor is the pro forma information indicative of the future results of IXC and its consolidated subsidiaries.


                                                               IXC                            IXC
                                                            HISTORICAL                     PRO FORMA
                                                            ----------     ADJUSTMENTS     ---------
                                                                           -----------
                                                                            (NOTE 1)
Net operating revenues..................................     $  91,001            --       $  91,001
Operating expenses......................................        89,572       $ 1,117(a)       90,689
                                                              --------       -------        --------
                                                                 1,429        (1,117)            312
Interest income.........................................         3,020            --           3,020
Interest expense........................................       (14,597)           --         (14,597)
Equity in net income of unconsolidated subsidiaries.....            19            --              19
Minority interest.......................................         5,218        (5,450)(b)        (232)
                                                              --------       -------        --------
Loss before income taxes and extraordinary item.........        (4,911)       (6,567)        (11,478)
Income tax benefit......................................         1,693         2,180(c)        3,873
                                                              --------       -------        --------
Loss before extraordinary item..........................     $  (3,218)      $(4,387)      $  (7,605)
                                                              ========       =======        ========
Loss per common share before extraordinary item.........     $    (.20)                    $    (.38)
                                                              ========                      ========
Weighted average common shares..........................        25,128                        25,128
                                                              ========                      ========


NOTE 1 -- PRO FORMA ADJUSTMENTS

     The following pro forma adjustments reflect the impact of purchase accounting related to the acquisition of the minority interest of SSC, as if it had been acquired on January 1, 1995 (in thousands):

    Amortization of goodwill...............................................    $ 1,117(a)
    Elimination of minority interest in net loss of SSC....................    $ 5,450(b)
    Tax benefit of additional net losses of SSC (at 40%)...................    $ 2,180(c)

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
IXC Communications, Inc.

     We have audited the accompanying consolidated balance sheets of IXC Communications, Inc. and its subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IXC Communications, Inc. and its subsidiaries at December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                          [SIG]

Austin, Texas

March 1, 1996, except for Note 18,


  as to which the date is June 12, 1996

                            IXC COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                      DECEMBER 31,
                                                                                  --------------------     MARCH 31,
                                                                                    1994        1995         1996
                                                                                  --------    --------    -----------
                                                                                                          (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents....................................................   $  6,048    $  6,915     $   5,492
  Accounts receivable:
    Trade, net of allowance for doubtful accounts of $762 in 1994, $1,769 in
     1995 and $1,490 in 1996...................................................      3,421       5,537         6,213
    Note receivable -- related party...........................................         --         238           227
    Other......................................................................        295         544           531
                                                                                  --------    --------      --------
                                                                                     3,716       6,319         6,971
  Income tax receivable........................................................         --       1,296           381
  Net current deferred tax asset (Note 10).....................................        118         450           450
  Prepaid expenses.............................................................      1,038       1,069         1,689
                                                                                  --------    --------      --------
    Total current assets.......................................................     10,920      16,049        14,983
Property and equipment:
  Land.........................................................................      2,284       2,344         2,344
  Buildings and improvements...................................................        896       5,167         5,424
  Transmission system..........................................................    108,564     138,659       150,996
  Construction in progress.....................................................      5,943       5,658        14,094
                                                                                  --------    --------      --------
                                                                                   117,687     151,828       172,858
  Less: accumulated depreciation...............................................    (28,822)    (45,429)      (50,696)
                                                                                  --------    --------      --------
                                                                                    88,865     106,399       122,162
Prepaid contract costs (Note 11)...............................................      1,399         989           887
Escrow under Senior Notes (Note 3).............................................         --     198,266       187,584
Deferred charges and other assets..............................................      4,225      14,772        20,851
                                                                                  --------    --------      --------
         Total assets..........................................................   $105,409    $336,475     $ 346,467
                                                                                  ========    ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable -- trade....................................................   $  1,596    $  6,792     $   8,232
  Accrued taxes................................................................      3,864       2,924         3,138
  Unearned income..............................................................        988       1,693         1,859
  Accrued interest.............................................................         76       8,748        18,010
  Current portion of long-term debt -- related parties (Note 4)................      6,850       1,371         1,394
  Current portion of long-term debt and lease obligations (Notes 4 and 5)......     11,688       3,163         9,032
  Other current liabilities....................................................      1,757         941           788
                                                                                  --------    --------      --------
    Total current liabilities..................................................     26,819      25,632        42,453
Long-term debt -- related parties, less current portion (Note 4)...............     24,653       6,446         6,164
Long-term debt and lease obligations, less current portion (Notes 4 and 5).....     25,933     287,814       294,741
Net noncurrent deferred tax liability (Note 10)................................      9,818       8,303         6,949
Other noncurrent liabilities...................................................      2,429         469           621
Commitments and contingencies (Notes 5, 6, 9 and 14)
Minority interest..............................................................        168         953           380
Preferred stock of consolidated subsidiary held by minority interests (Note
  6)...........................................................................      1,400          --            --
Stockholders' equity (deficit) (Note 6):
  Preferred stock; 3,000 shares authorized:
    10% Senior Series 1 cumulative preferred stock, $.01 par value; 1 share
     issued and outstanding in 1994, none in 1995 and 1996.....................      1,460          --            --
    10% Junior Series 3 cumulative preferred stock, $.01 par value; 13 shares issued and outstanding in 1994, 1995 and 1996 (aggregate liquidation preference of $17,326 at December 31, 1995 and $17,754 at March 31,
     1996).....................................................................         13          13            13
  Common Stock, $.01 par value; 100,000 shares authorized; 24,335 shares issued
    and outstanding in 1994, 1995 and 1996.....................................        243         243           243
  Additional paid-in capital...................................................     29,430      29,430        29,430
  Accumulated deficit..........................................................    (16,957)    (22,828)      (34,527)
                                                                                  --------    --------      --------
  Total stockholders' equity (deficit).........................................     14,189       6,858        (4,841)
                                                                                  --------    --------      --------
         Total liabilities and stockholders' equity (deficit)..................   $105,409    $336,475     $ 346,467
                                                                                  ========    ========      ========


                            See accompanying notes.

                            IXC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                        THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     MARCH 31,
                                         ---------------------------------------     -------------------------
                                           1993           1994           1995           1995           1996
                                         ---------     ----------     ----------     ----------     ----------
                                                                                            (UNAUDITED)
Net operating revenues (Note 11).......  $  71,123     $   80,663     $   91,001     $   21,766     $   26,250
Operating expenses:
  Cost of services.....................     37,823         33,896         39,852          8,175         15,600
  Operations and administration........     22,835         20,561         32,282          6,256         10,417
  Depreciation and amortization........     21,061         12,121         17,438          3,619          6,010
                                         ----------    -----------    -----------    -----------    -----------
                                           (10,596)        14,085          1,429          3,716         (5,777)
Interest income........................        215            211            468            111            126
Interest income on escrow under Senior
  Notes................................         --             --          2,552             --          2,557
Interest expense -- related parties....     (1,026)        (2,649)        (2,468)          (792)          (149)
Interest expense -- other..............     (3,917)        (3,456)       (12,129)        (1,081)        (9,721)
Contract settlement costs..............        (59)            --             --             --             --
Write-down of property and equipment
  (Note 8).............................    (37,960)            --             --             --             --
Equity in net income (loss) of
  unconsolidated subsidiaries..........         --            (94)            19             (4)            (5)
                                         ----------    -----------    -----------    -----------    -----------
Income (loss) before (provision)
  benefit for income taxes and minority
  interest and extraordinary items.....    (53,343)         8,097        (10,129)         1,950        (12,969)
Benefit (provision) for income taxes
  (Note 10)............................     21,977         (3,157)         1,693           (966)         1,363
Minority interest......................       (446)            77          5,218            283            (93)
                                         ----------    -----------    -----------    -----------    -----------
Income (loss) before extraordinary
  items................................    (31,812)         5,017         (3,218)         1,267        (11,699)
Extraordinary items:
  Extraordinary gain (loss) on early
     extinguishment of debt (involving
     a related party in 1994), less
     applicable (provision) benefit for
     income taxes of ($1,472) in 1994
     and $1,164 in 1995 (Note 4).......         --          2,298         (1,747)            --             --
  Extraordinary gain on forgiveness of
     deferred lease obligations, less
     applicable income taxes of $5,848
     (Note 5)..........................      8,495             --             --             --             --
                                         ----------    -----------    -----------    -----------    -----------
Net income (loss)......................    (23,317)         7,315         (4,965)         1,267        (11,699)
Dividends applicable to preferred
  stock................................      1,567          1,752          1,843            479            433
                                         ----------    -----------    -----------    -----------    -----------
Net income (loss) applicable to common
  stockholders.........................  $ (24,884)    $    5,563     $   (6,808)    $      788     $  (12,132)
                                         ==========    ===========    ===========    ===========    ===========
Income (loss) per common share:
  Before extraordinary items...........  $   (1.39)    $      .13     $     (.20)    $      .03     $     (.48)
  Extraordinary gain (loss)............        .35            .09           (.07)            --             --
                                         ----------    -----------    -----------    -----------    -----------
  Net income (loss)....................  $   (1.04)    $      .22     $     (.27)    $      .03     $     (.48)
                                         ==========    ===========    ===========    ===========    ===========
Weighted average common shares.........     24,026         25,011         25,128         25,226         25,029
                                         ==========    ===========    ===========    ===========    ===========


                            See accompanying notes.

                            IXC COMMUNICATIONS, INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)



                                                   10% SENIOR SERIES 1      10% JUNIOR 3
                                 COMMON STOCK        PREFERRED STOCK      PREFERRED STOCK
                              ------------------   -------------------   ------------------   ADDITIONAL
                              NUMBER OF            NUMBER OF             NUMBER OF             PAID-IN     ACCUMULATED
                               SHARES     AMOUNT    SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL       DEFICIT      TOTAL
                              ---------   ------   ---------   -------   ---------   ------   ----------   -----------   --------
Balance at December 31,
  1992......................    21,974     $219         1      $ 1,300       13       $ 13     $ 29,451     $    (955)   $ 30,028
  Issuance of preferred
    stock...................        --       --                    160       --         --           --            --         160
  Issuance of common
    stock...................     2,300       23        --           --       --         --          (23)           --          --
  Net loss..................        --       --        --           --       --         --           --       (23,317)    (23,317)
                               -------
                                   ---
                                           ----    ---- ---    -------   ---- ---     ----      -------     ---------    ---------
Balance at December 31,
  1993......................    24,274      242         1        1,460       13         13       29,428       (24,272)      6,871
  Issuance of common
    stock...................        61        1        --           --       --         --            2            --           3
  Net income................        --       --        --           --       --         --           --         7,315       7,315
                               -------
                                   ---
                                           ----    ---- ---    -------   ---- ---     ----      -------     ---------    ---------
Balance at December 31,
  1994......................    24,335      243         1        1,460       13         13       29,430       (16,957)     14,189
  Redemption of preferred
    stock...................        --       --        (1)      (1,460)      --         --           --            --      (1,460)
  Net income................        --       --        --           --       --         --           --        (4,965)     (4,965)
  Dividends
    paid -- preferred
    stock -- 10% Senior
    Series 1................        --       --        --           --       --         --           --          (505)       (505)
  Dividends
    paid -- preferred stock
    of consolidated
    subsidiary..............        --       --        --           --       --         --           --          (401)       (401)
                               -------
                                   ---
                                           ----    ---- ---    -------   ---- ---     ----      -------     ---------    ---------
Balance at December 31,
  1995......................    24,335      243        --           --       13         13       29,430       (22,828)      6,858
  Net loss (unaudited)......        --       --        --           --       --         --           --       (11,699)    (11,699)
                               -------
                                   ---
                                           ----    ---- ---    -------   ---- ---     ----      -------     ---------    ---------
Balance at March 31, 1996
  (unaudited)...............    24,335     $243        --      $    --       13       $ 13     $ 29,430     $ (34,527)   $ (4,841)
                              ==========   ====    =======     =======   =======      ====      =======     =========    =========


                            See accompanying notes.

                            IXC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                         THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                MARCH 31,
                                                -----------------------------------     --------------------
                                                  1993         1994         1995         1995         1996
                                                --------     --------     ---------     -------     --------
                                                                                            (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss).............................  $(23,317)    $  7,315     $  (4,965)    $ 1,267     $(11,699)
Adjustments to reconcile net income (loss) to
  cash provided by operating activities:
  Depreciation................................    20,651       11,131        16,608       3,444        5,267
  Amortization................................       410          990           830         175          743
  Amortization of debt issue costs and Senior
     Note discount............................       130          472           858         215          361
  Interest income on escrow under Senior
     Notes....................................        --           --        (2,552)         --       (2,557)
  Provision for doubtful accounts.............       447        1,565         1,505         150          176
  Equity in net (income) loss of
     unconsolidated subsidiaries..............        --           94           (19)          4            5
  Minority interest in net income (loss) of
     subsidiaries.............................       446          (77)       (5,218)       (283)          93
  Extraordinary (gain) loss on early
     extinguishment of debt...................        --       (3,770)        2,911          --           --
  Gain on sale of property and equipment......      (330)         (90)           --          --           --
  Write-down of property and equipment........    37,960           --            --          --           --
  Extraordinary gain on forgiveness of
     deferred lease obligations...............   (14,343)          --            --          --           --
  Deferred operating lease costs..............     8,910           --            --          --           --
  Changes in assets and liabilities, net of
     effects of acquisitions:
     Decrease (increase) in accounts
       receivable.............................      (206)      (1,000)       (4,108)        (17)        (828)
     Decrease (increase) in other current
       assets.................................     1,349          141        (1,466)         38          391
     Increase (decrease) in accounts
       payable................................     2,777       (4,619)        5,196        (152)       1,440
     Increase (decrease) in accrued taxes,
       unearned income, accrued interest and
       other current liabilities..............      (712)         139         7,503          (3)       9,368
     Increase (decrease) in deferred income
       taxes..................................   (17,227)       2,847        (1,847)         65       (1,354)
     Decrease in other assets.................    (2,045)        (854)       (4,092)       (338)      (1,186)
     Increase (decrease) in noncurrent other
       liabilities............................       587         (752)       (2,089)        689          226
                                                --------     --------      --------     -------     --------
          Total adjustments...................    38,804        6,217        14,020       3,987       12,145
                                                --------     --------      --------     -------     --------
Net cash provided by operating activities.....    15,487       13,532         9,055       5,254          446

                            IXC COMMUNICATIONS, INC.

                             (DOLLARS IN THOUSANDS)

                                                                                         THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                MARCH 31,
                                                -----------------------------------     --------------------
                                                  1993         1994         1995         1995         1996
                                                --------     --------     ---------     -------     --------
                                                                                            (UNAUDITED)
CASH FLOW FROM INVESTING ACTIVITIES:
Release of funds from escrow under Senior
  Notes.......................................        --           --         4,300          --       13,225
Purchase of restricted short-term
  investments.................................        --           --      (200,000)         --           --
Purchase of property and equipment............   (27,008)      (7,087)      (23,670)     (2,571)     (13,564)
Sale of property and equipment................        49          235            --          --           --
Payments for businesses acquired, net of cash
  received....................................   (14,025)     (11,976)           --          --           --
                                                --------     --------      --------     -------     --------
Net cash used in investing activities.........   (40,984)     (18,828)     (219,370)     (2,571)        (339)
CASH FLOW FROM FINANCING ACTIVITIES:
Net proceeds from issuance of Senior Notes,
  net of discount.............................  $     --     $     --     $ 277,148     $    --     $     --
Capital contribution in subsidiary by minority
  shareholders................................        --           --         6,002         490           --
Proceeds from long-term debt..................    50,671       12,999        18,695         692           --
Payments on long-term debt and lease
  obligations.................................   (19,990)      (7,837)      (76,490)     (3,620)      (1,359)
Payments from (to) escrow.....................    (1,500)       1,500            --          --           --
Payment of debt issue costs...................    (1,760)      (1,551)      (10,407)         --         (171)
Redemption of preferred stock.................        --           --        (1,460)         --           --
Redemption of preferred stock of consolidated
  subsidiary held by minority interests.......        --           --        (1,400)         --           --
Dividend payments.............................        --           --          (906)         --           --
Issuance of common stock......................        --            3            --          --           --
Proceeds from sale of preferred stock.........       160           --            --          --           --
Proceeds from sale of preferred stock of
  subsidiary..................................     1,400           --            --          --           --
                                                --------     --------      --------     -------     --------
Net cash provided by (used in) financing
  activities..................................    28,981        5,114       211,182      (2,438)      (1,530)
                                                --------     --------      --------     -------     --------
Net increase (decrease) in cash and cash
  equivalents.................................     3,484         (182)          867         245       (1,423)
Cash and cash equivalents at beginning of
  period......................................     2,746        6,230         6,048       6,048        6,915
                                                --------     --------      --------     -------     --------
Cash and cash equivalents at end of period....  $  6,230     $  6,048     $   6,915     $ 6,293     $  5,492
                                                ========     ========      ========     =======     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid (received) for:
     Income taxes.............................  $   (746)    $    891     $   1,240     $   293     $   (908)
                                                ========     ========      ========     =======     ========
     Interest.................................  $  1,683     $  4,496     $   4,955     $   890     $    304
                                                ========     ========      ========     =======     ========

                            See accompanying notes.

                            IXC COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

1.  ORGANIZATION AND ACQUISITIONS

     IXC Communications, Inc. ("IXC" or the "Company") is an Austin, Texas based supplier of telecommunications services. IXC provides two basic products to other long distance carriers: (i) long-haul voice and data circuits and (ii) switched long distance services. Consistent with industry practice, the Company considers itself to be operating in one business segment.

     IXC, a Delaware corporation, was incorporated in 1992 and began operations by acquiring 50% of the outstanding common stock of Electra Communications Holding Corporation ("ECHC") which owned Electra Communication Corporation ("ECC"). ECC owned and operated a regional fiber optic transmission system in Texas. ECHC became a wholly-owned subsidiary of IXC in 1993, when ECHC redeemed all its outstanding stock not held by IXC.

     Also during 1992 and 1993, the stockholders of IXC formed Telecom Services Group, Inc. ("TSGI") and I-Link Communications Inc. ("ILCI").

     TSGI acquired Communications Transmission Group, Inc. ("CTGI") from Communications Transmission, Inc. ("CTI") in 1992. CTI was controlled by a majority of the same shareholders as that of TSGI; therefore, the acquisition of CTGI was a transaction among entities under common control and was accounted for in a manner similar to the pooling of interests method.

     ILCI acquired I-Link Holdings, Inc. ("ILHI") in 1993. The transaction was accounted for in a manner similar to the pooling of interests method of accounting as both entities were under common ownership by the same shareholder group.

     Effective February 22, 1994, TSGI and ILCI became wholly-owned subsidiaries of IXC through a stock-for-stock merger, whereby IXC issued common and redeemable preferred stock in exchange for all of the outstanding common and preferred stock of TSGI and ILCI. IXC, TSGI and ILCI were controlled by the same shareholder group, therefore the assets and liabilities acquired from the controlling shareholders were recorded at their historical cost. The minority interest acquired was recorded at fair value. The accompanying consolidated financial statements of IXC have been restated to include the accounts and operations of TSGI and ILCI since their acquisitions from third parties and the elimination of all intercompany accounts and transactions.

     On August 5, 1994, IXC, through its newly formed majority-owned (85%) subsidiary, Mutual Signal Holding Corporation ("MSHC"), acquired MSM Associates, Limited Partnership ("MSM"). MSHC purchased all of the issued and outstanding common stock of Mutual Signal Corporation ("MSC"), the sole general partner of MSM, for $1,050,000 and all of the outstanding limited partnership units of MSM from the sole limited partner for $450,000. The acquisition was accounted for as a purchase. Accordingly, the assets and liabilities of MSM at the date of acquisition were adjusted to reflect the purchase price, using an allocation based upon the fair values of the acquired assets. The operating results of MSM have been included in the consolidated financial statements from the date of acquisition. The owner of the remaining 15% minority interest of MSHC, Frontier Corporation ("Frontier"), is a customer of IXC. Frontier, which is considered a related party because of its miniority interest in MSHC, generated revenue to IXC of $16.9 million in 1993, $18.7 million in 1994 and $19.1 million in 1995.

                            IXC COMMUNICATIONS, INC.

     Unaudited pro forma results for 1993 and 1994 assuming the acquisitions of MSC and MSM occurred as of January 1, 1993 are as follows (in thousands):


                                                                    1993        1994
                                                                  --------     -------
        Operating revenues......................................  $ 77,727     $82,290
        Income (loss) before extraordinary items................  $(30,142)    $ 5,574
        Net income (loss).......................................  $(21,647)    $ 7,872
        Income (loss) per common share before extraordinary
          items.................................................  $  (1.25)    $  0.22


     The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above dates, nor are they necessarily indicative of future operations.

     On September 15, 1994, IXC formed IXC Long Distance, Inc. Together with Excel Telecommunications, Inc. ("Excel"), IXC Long Distance, Inc. then formed Switched Services Communications, L.L.C. ("SSC") on September 19, 1994 for the purpose of owning and operating a nationwide long distance switch network. As of December 31, 1995 IXC Long Distance, Inc. owned a majority interest of SSC which is consolidated as a majority-owned subsidiary.

     Effective January 1, 1996, IXC Long Distance, Inc. entered into an agreement with Excel to acquire its minority interest in SSC for $6.2 million. In connection with the purchase agreement, Excel executed a second amended and restated Service Agreement with SSC, requiring Excel to purchase certain minimum communications services from SSC. (See Note 17)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements of IXC include the accounts of IXC and its wholly-owned and majority-owned subsidiaries. All minority owned subsidiaries are accounted for by the equity method. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

  Revenues

     Long-haul voice and data circuit revenues are primarily generated from providing capacity on the Company's fiber optic and microwave transmission network at rates established under long-term contractual arrangements. Revenues are recognized as services are provided.

     Switched long-distance service revenues are primarily generated by providing voice and data communications. Customers are billed on monthly cycle dates. Revenues are recognized as services are provided.

     The Company accounts for exchange agreements with other carriers by recognizing the fair value of the revenue earned and expense incurred under the respective agreements (see Note 11).

  Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, money market funds and all investments with an initial maturity of three months or less. Short-term investments held in the Company's escrow related to the Senior Notes (see Note
3) are not included as a cash equivalent.

  Property and Equipment

     Property and equipment is recorded at cost, adjusted for the writedown discussed in Note 8. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets, generally 3 to

                            IXC COMMUNICATIONS, INC.

20 years. Maintenance and repairs are charged to operations as incurred. Amortization of assets recorded under capital leases is included in depreciation expense. Property and equipment recorded under capital leases are included with the Company's owned assets.

     In March 1995, the FASB issued Statement No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. (See Note 17)

  Capitalization of Interest

     Interest costs are capitalized as part of the cost of constructing the Company's fiber optic network. Interest costs capitalized during construction periods are computed by determining the average accumulated expenditures for each interim capitalization period and applying the interest rate related to the specific borrowings associated with each construction project. Interest capitalized during the years ended December 31, 1993, 1994 and 1995 was approximately $379,000, $34,000 and $361,000, respectively.

  Income Taxes

     The Company accounts for income taxes using the liability method as required by Statement No. 109, Accounting for Income Taxes, issued by the Financial Accounting Standards Board.

     Deferred income taxes are provided for temporary differences between the basis of assets and liabilities for financial reporting and income tax reporting. Investment tax credits are accounted for by the flow-through method.

  Deferred Charges and Other Assets

     Costs incurred in connection with obtaining long-term financing have been deferred and are being amortized to interest expense over the terms of the related debt agreements. The costs relating to long-term financing for the years ended December 31, 1994 and 1995 were $2.8 million and $10.4 million, respectively. Accumulated amortization for these costs for the years ended December 31, 1994 and 1995 was $534,000 and $467,000, respectively (see Note 4 regarding extraordinary items).

     Costs incurred in connection with the acquisition of certain lease agreements (see Note 5) have been deferred and are being amortized over the terms of the related agreements.

     Costs incurred to obtain certain regulatory licenses are amortized on a straight-line basis over 10 to 40 years.

     Certain costs incurred in connection with installation of the nationwide long distance network have been deferred and amortized on a straight-line basis over 4 years. The network costs for the year ended December 31, 1995 were $1,836,000, with accumulated amortization of $95,000.


     The acquisition cost of customer accounts obtained through an outside sales organization have been deferred and amortized over two years, the estimated average of the term of the related customer contracts.


  Stock-Based Compensation

     The Company accounts for its stock compensation arrangements under the provisions of APB 25, Accounting for Stock Issued to Employees, and intends to continue to do so.

                            IXC COMMUNICATIONS, INC.

  Income (Loss) Per Common Share


     Income (loss) per common share is based on net income (loss) less preferred stock dividend requirements divided by the weighted average common shares outstanding during the period, as adjusted for applicable stock options. Income
(loss) per share on a fully diluted basis is not presented as the fully diluted effect is either antidilutive or not material.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain amounts in prior years have been reclassified to conform to the 1995 presentation.

3.  ESCROW UNDER SENIOR NOTES

     Under the terms of the Company's Senior Notes, issued in October 1995, the Company was required to place $200 million of Senior Note proceeds in an escrow account, which proceeds and the earnings thereon are restricted in their use to fiber expansion, capital expenditures, certain interest, principal and other payments on the Senior Notes and other permitted uses (see Note 4). Such funds have been invested in short-term, investment-grade, interest-bearing securities at December 31, 1995 as follows (in thousands):

                Overnight investments.............................  $ 96,975
                U.S. Government securities........................   101,291
                                                                    --------
                                                                    $198,266
                                                                    ========

     The escrow account is subject to a security interest under the Company's Senior Notes. The investments in the escrow account at December 31, 1995, by contractual maturity, were all due in three months or less and are classified as held-to-maturity.

                            IXC COMMUNICATIONS, INC.

4.  LONG-TERM DEBT

     Long-term debt and lease obligations of IXC and its consolidated subsidiaries at December 31, 1994 and 1995 consisted of the following (in thousands):

                                                                       1994         1995
                                                                      -------     --------
    Senior Notes -- 12.5%, net of unamortized discount of $7,762 at
      December 31, 1995.............................................  $    --     $277,238
    Senior term loans -- 8.23% to 9.9%..............................   14,405           --
    Senior secured notes -- 9.93%...................................   12,150           --
    Variable rate senior secured note due to stockholder (10.63% at
      December 31, 1994)............................................    9,750           --
    Senior subordinated note due to related party -- 7%.............    5,694        4,416
    Promissory note due to related party -- 9%......................    3,111        3,401
    Subordinated debentures due to stockholders -- 10%..............   12,948           --
    Capital lease obligations (see Note 5)..........................    6,560       13,697
    Deferred lease obligations (see Note 5).........................    4,432           --
    Other debt......................................................       74           42
                                                                      -------     --------
         Total long-term debt and lease obligations.................  $69,124     $298,794
                                                                      =======     ========

     These amounts are included in the balance sheets of the Company as follows (in thousands):

                                                           1994         1995
                                                          -------     --------
                Long-term debt -- related parties:
                  Current portion.......................  $ 6,850     $  1,371
                  Long-term portion.....................   24,653        6,446
                Long-term debt and lease obligations:
                  Current portion.......................   11,688        3,163
                  Long-term portion.....................   25,933      287,814
                                                          -------     --------
                                                          $69,124     $298,794
                                                          =======     ========

  Senior Notes

     On October 5, 1995, the Company issued $285 million of 12 1/2% Senior Notes (effective rate 13%) due October 1, 2005, with interest payable semi-annually. The Company has agreed to file a registration statement and to exchange the Senior Notes for registered Senior Notes, or to register the Senior Notes on a shelf registration statement. Until such exchange offer is consummated, or such shelf registration statement is declared effective, the Company is required to make additional interest payments at the rate of .5% per annum of the principal amount thereof.

     The Senior Notes may be redeemed at the option of the Company, in whole or in part, on or after October 1, 2000 at a premium declining to zero in 2004. At any time prior to October 1, 1998, the Company may redeem Senior Notes with an aggregate principal amount of up to $100 million at a redemption price of 112.5% of the principal amount from the net proceeds of a sale of Capital Stock of the Company, provided that at least $100 million in aggregate principal amount of Senior Notes remains outstanding immediately after the occurrence of such redemption and that the redemption occurs within 35 days of the date of the closing of the offering of such equity securities. Also, the Senior Notes contain provisions that, in the event of a Change in Control (which meets the definition set forth in the Indenture) of the Company, provide their holders the right to require the Company to repurchase all or any part of the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest.

                            IXC COMMUNICATIONS, INC.

     Of the net proceeds of approximately $277 million, $200 million has initially been deposited into an escrow account primarily restricted for the construction of a major fiber optic expansion program (see Note 3). Approximately $53 million of the net proceeds was used to repay or repurchase existing indebtedness (resulting in an extraordinary loss on early extinguishment of debt of $1.7 million, net of applicable income tax benefit of $1.2 million) and approximately $3.7 million was used to redeem certain preferred stock.


     The Senior Notes are senior unsecured obligations of the Company, except for a security interest in the escrow account (see Note 3), and are guaranteed on a senior unsecured basis by all wholly owned direct and indirect subsidiaries (other than SSC) of IXC. The obligations of each guarantor are limited to the minimum extent necessary to prevent the guarantee from violating or becoming voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.


     The Senior Notes contain certain covenants that limit the ability of the Company and its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell equity interests of the Company's subsidiaries or enter into certain mergers and consolidations.

  Senior Term Loans

     During 1993, to finance the construction of the Company's fiber optic transmission system, the Company entered into a senior term loan agreement to obtain $11 million in construction financing at 8.23% plus up to $750,000 of capitalized interest during the construction period. During 1994, to finance an extension of the Company's fiber optic transmission system, the Company entered into a senior term loan agreement to obtain approximately $7.5 million in construction financing at 9.9%, plus up to $750,000 of capitalized interest during the construction period. These senior term loans were repaid or repurchased from the proceeds of the issuance of the Senior Notes.

  Senior Secured Notes

     During 1993, to finance the redemption of the ECHC common stock not owned by IXC (see Note 1), the Company issued $15 million of 9.63% senior secured notes. During 1994, IXC and the senior secured note holder signed an agreement which amended and restated the notes. In connection with this agreement, IXC was released from certain restrictive covenants, the interest rate on the notes was increased to 9.93%, $1,500,000 held in escrow was applied to the notes and the escrow account was terminated. As the terms of the original notes were substantively modified, the related unamortized original debt issuance costs of $174,000 (net of $114,000 income tax benefit) are shown as an extraordinary loss on early extinguishment of debt. The senior secured notes were repaid from the proceeds of the issuance of the Senior Notes.

  Variable Senior Secured Note Due to Stockholder

     During 1993, to finance the acquisition of the rights, title and interest in certain equipment lease agreements (see Note 5), the Company issued an 8.5% senior secured note in the original principal amount of $17,000,000. During 1994, the note was purchased by a stockholder of IXC under a prepayment option. The stockholder exchanged the note for a note that was amended (including a reduction in its principal amount to $11,143,000) and restated in the form of a variable rate senior secured note. This transaction resulted in an extraordinary gain of approximately $2,472,000, net of applicable income taxes of $1,586,000. The variable rate senior secured note due to stockholder was repaid from the proceeds of the issuance of the Senior Notes.

                            IXC COMMUNICATIONS, INC.

  Senior Subordinated Note Due to Minority Investor in Subsidiary

     During 1994, the Company issued a $6.2 million 7% senior subordinated promissory note to a minority investor in MSHC, one of IXC Communications' subsidiaries. Under the terms of the senior subordinated promissory note, principal and interest are due and payable in 53 consecutive monthly installments of $136,000 commencing August 31, 1994 through December 31, 1998.

  Promissory Note Due to Minority Investor in Subsidiary

     During 1994, to facilitate the acquisition of MSM, the Company issued a $3 million 9% promissory note to a minority investor in MSHC. Under the terms of the promissory note, principal and interest payments of $560,000 are due quarterly beginning March 31, 1998 through December 31, 1999. Thus, accrued interest is reflected in the balance of the note.

  Subordinated Debentures Due to Stockholders

     During 1992, to finance the acquisition of a 50% interest in ECHC, IXC issued $3.7 million of 10% subordinated debentures to certain stockholders. During 1993, IXC issued an additional $2 million of 10% subordinated debentures to certain stockholders. The debentures were unsecured general obligations of IXC.

     In addition, in connection with the construction of the Company's fiber optic transmission system, IXC issued $5.1 million of 10% subordinated debentures to certain stockholders.

     All of the subordinated debentures due to stockholders were repaid from the proceeds of the issuance of the Senior Notes.

     Annual maturities of long-term debt at December 31, 1995 are as follows (in thousands):

                1996..............................................  $  1,412
                1997..............................................     1,470
                1998..............................................     2,854
                1999..............................................     2,123
                2000..............................................        --
                Thereafter........................................   277,238
                                                                    --------
                                                                    $285,097
                                                                    ========

5.  CAPITAL AND OPERATING LEASES

     On August 14, 1992, in connection with the acquisition of CTGI, all existing equipment lease obligations were restructured to provide for the deferrals of future lease obligations that were otherwise payable. A provision was also made for an escrow account to provide additional collateral for certain equipment lease obligations. This escrow account was initially funded in March 1993 with excess collateral held by a creditor of CTGI's prior parent.

     As of October 12, 1993, certain equipment lessors sold to IXC their respective rights, title and interest in certain equipment lease agreements with the Company. In connection with this transaction, a substantial portion of the escrow account was withdrawn to pay certain deferred lease obligations to another lessor. This resulted in an extraordinary gain of approximately $8,495,000, net of applicable income taxes of $5,848,000. Certain equipment lease agreements were not purchased by IXC and remained in effect as operating leases. The escrow account (discussed in the preceding paragraph) was used to supplement lease payments due under certain of the remaining leases (the "Escrow Secured Leases") during 1993 and 1994. The Company recorded

                            IXC COMMUNICATIONS, INC.

income of approximately $731,000 and $1,444,000 to reflect nonrefundable proceeds used from the escrow account during the years ended December 31, 1993 and 1994, respectively.

     During 1994, the Escrow Secured Leases were amended and the future basic rental obligations due under the remaining leases (which were classified as operating leases) were satisfied with approximately $18 million in proceeds from the escrow account. The amendments to the Escrow Secured Leases resulted in the leases meeting the criteria for capitalization under FAS No. 13. The present value of the residual lease obligations approximated the fair value of the leased assets which were both recorded at $6,031,000. The company made principal payments of $550,000 during 1995 and repaid $1,120,000 of the obligations using proceeds from the issuance of the Senior Notes. The remainder of the lease obligations become due in installments in the years 1996 and 1997.

     In connection with the satisfaction of the remaining Escrow Secured Leases, the escrow account was terminated in 1994 and the residual balance in the account, approximately $888,000, was distributed to the Company and recognized as income.

     Future minimum annual lease payments for facilities, equipment and transmission capacity used in its operations at December 31, 1995, net of sublease revenue, are as follows (in thousands):

                                                                  CAPITAL     OPERATING
                                                                  LEASES       LEASES
                                                                  -------     ---------
        1996....................................................  $ 3,707      $ 9,915
        1997....................................................    5,697        7,725
        1998....................................................    2,862        4,733
        1999....................................................    2,467        2,591
        2000....................................................    1,588          795
        Thereafter..............................................       --        2,615
                                                                  -------      -------
                                                                   16,321      $28,374
                                                                               =======
        Less amounts related to interest........................   (2,624)
                                                                  -------
        Present value of capital lease obligations..............   13,697
        Less current portion....................................   (2,735)
                                                                  -------
        Net long-term capital lease obligations.................  $10,962
                                                                  =======

     The gross amount of assets recorded under capital leases at December 31, 1994 and 1995 were $7,648,000 and $17,946,000, respectively. The related accumulated amortization was $1,388,000 and $4,078,000 at December 31, 1994 and 1995, respectively.

     Expenses relating to facilities, equipment and transmission capacity leases were approximately $37,183,000, $28,710,000 and $29,130,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     The Company had certain deferred lease obligations payable through 1998 that were not settled as part of the October 12, 1993 transaction discussed above. On November 29, 1994, IXC entered into an agreement whereby these obligations were restructured resulting in all the deferred obligations, $4,432,000, being due during 1995. These obligations were repaid in 1995 from the proceeds the Company received from the issuance of the Senior Notes.

     In February 1995, the Company entered into a five-year equipment lease for network switching equipment, for which the lease obligations had a present value of $9,800,000. (See Note 17)

                            IXC COMMUNICATIONS, INC.

6.  COMMON AND PREFERRED STOCK

     IXC's 10% Senior Series 1 Cumulative Redeemable Preferred Stock was non-voting and was redeemed on October 6, 1995, from the proceeds of the Senior Notes for $1,965,000, including cumulative dividends in arrears and related interest of $505,000.

     The 10% Junior Series 3 Cumulative Redeemable Preferred Stock ("Series 3 Preferred Stock") is voting (as a single class with IXC's common stock), is entitled to elect one director and may be redeemed by the Company in whole or in part at any time, subject to certain debt covenants, at a price of $1,000 per share, plus accumulated and unpaid dividends and accrued interest. The liquidation value of each Series 3 Preferred share is $1,000 plus any accumulated and unpaid dividends including accrued interest. The Series 3 Preferred Stock is nonparticipatory and has no mandatory redemption requirements. Dividends are payable at the determination of the Board of Directors, subject to debt covenants. Interest accrues on unpaid dividends at a rate of 10%. Cumulative preferred dividends in arrears, including interest, at December 31, 1994 and 1995 were $3,201,000 and $4,776,000, respectively.


     In November 1994, the Board of Directors adopted the IXC Communications, Inc. Stock Plan ("IXC Stock Plan"), which provides for the issuance of restricted stock or the granting of stock options for up to 1,212,450 shares of common stock to key employees and others. Options granted may be either "incentive stock options," within the meaning of Section 422(a) of the Internal Revenue Code, or non-qualified options. The options are for 10 years and generally vest at a rate of 25% per year commencing one year after the date of grant and 25% on each anniversary thereafter, with the exception of two options covering 84,872 shares which were 100% vested upon grant. The IXC Stock Plan was adopted and approved by the majority of stockholders of IXC by written consent on May 4, 1995.


     The Company has not issued any restricted stock under the IXC Stock Plan. All options granted under the IXC Stock Plan were granted at estimated market value at the date of grant, based on annual appraisals obtained from an independent party. In the event of a change of control of the Company, the optionees, immediately following the consummation of such change of control, fully vest, and the options may be exercised in full to purchase the total number of shares covered by the option.

     Option activity for the two years ended December 31, 1995 was as follows:


                                                                   NUMBER         PRICE
                                                                  OF SHARES     PER SHARE
                                                                  ---------     ---------
        Options granted in 1994 and outstanding at
          December 31, 1994.....................................   206,113        $3.01
        Options granted in 1995.................................   439,767         3.01
                                                                   -------        -----
        Options outstanding at December 31, 1995................   645,880        $3.01
                                                                   =======        =====
        Options exercisable at December 31, 1995................   121,243
                                                                   =======
        Available for grant at December 31, 1995................   566,570
                                                                   =======


     During 1993, an indirect subsidiary of IXC issued 1,400 shares of 10% Senior Series 1 Cumulative Redeemable Preferred Stock (the "ILHI Series 1 Preferred Stock") at $1,000 per share to stockholders of IXC. The ILHI Series 1 Preferred Stock was redeemed on October 6, 1995 from the proceeds of the Senior Notes, for $1,801,000, including cumulative dividends in arrears and related interest of $401,000.

                            IXC COMMUNICATIONS, INC.

7.  MAJOR CUSTOMERS

     Long-haul services are provided to domestic common carriers under long-term contractual arrangements. Sales to certain customers exceeded 10% of total revenues for each of the years ended December 31, 1993, 1994 and 1995. The percentages of revenue represented by these customers are as follows:

                                                                  1993     1994     1995
                                                                  ----     ----     ----
        WorldCom, Inc...........................................   23%      25%      20%
        Frontier Communications.................................   24%      23%      21%

     Trade receivables are primarily due from a limited customer base including these major customers. Although the Company has a concentration of credit risk, the Company has not experienced significant collection losses from these respective customers. Additionally, the Company bills in advance which further minimizes any potential losses due to concentration of credit risk.

8.  IMPAIRMENT OF LONG-TERM ASSETS

     Due to rate reductions in the long-haul business, in 1993 the Company assessed the estimated future net cash flows expected to be produced by the digital microwave system property and equipment. As a result, on December 31, 1993, the Company projected it would be unable to recover the recorded values of such equipment and therefore reduced the carrying value of the digital microwave system property and equipment by $37,960,000.

9.  EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution retirement and 401(k) savings plan which covers all full-time employees with one year of service. The Company contributes 6% of eligible compensation, as defined in the plan, and matches 50% of the employee's contributions up to a maximum of 6% of the employee's compensation. Employees vest in the Company's contribution over five years. Benefit expense for the years ended December 31, 1993, 1994 and 1995 was approximately $394,000, $468,000 and $522,000, respectively.

10.  INCOME TAXES

     Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1994       1995
                                                                     ------     ------
        Deferred tax assets:
          Tax credit carryforwards.................................  $1,764     $2,411
          Net operating loss carryforwards.........................      --      2,489
          Accrued expenses.........................................   1,768        908
          Other....................................................     929      1,286
                                                                     ------     ------
                                                                      4,461      7,094
        Deferred tax liabilities:
          Tax over book depreciation...............................   6,978      8,384
          Other liability accruals.................................   5,062      5,090
          Other....................................................   2,121      1,473
                                                                     ------     ------
                                                                     14,161     14,947
                                                                     ------     ------
        Net deferred tax liability.................................  $9,700     $7,853
                                                                     ======     ======

                            IXC COMMUNICATIONS, INC.

     At December 31, 1995, the Company has net operating loss carryforwards of approximately $7,775,000 for income tax purposes that will expire in 2010. The Company has minimum tax and investment tax credit carryforwards at December 31, 1995 of approximately $1,721,000 and $690,000, respectively. The minimum tax credits can be carried forward indefinitely and the investment tax credits expire in 2001.

     A valuation allowance was not provided for deferred tax assets at December 31, 1993, 1994 or 1995.

     Significant components of the provision (benefit) for income taxes (excluding the effect attributable to extraordinary items) are as follows (in thousands):

                                                                 DECEMBER 31,
                                                        -------------------------------
                                                          1993        1994       1995
                                                        --------     ------     -------
        Current:
          Federal.....................................  $    561     $1,188     $  (381)
          State.......................................       432        404          --
                                                        --------     ------     -------
        Total current.................................       993      1,592        (381)
        Deferred:
          Federal.....................................   (19,121)     1,131      (1,144)
          State.......................................    (3,849)       434        (168)
                                                        --------     ------     -------
        Total deferred................................   (22,970)     1,565      (1,312)
                                                        --------     ------     -------
        Provision (benefit) for income taxes..........  $(21,977)    $3,157     $(1,693)
                                                        ========     ======     =======

     The reconciliation of income tax expense (benefit) attributable to continuing operations (excluding the effect attributable to extraordinary items) computed at the U.S. federal statutory tax rates to income tax expense (benefit) is as follows (in thousands):

                                                                 DECEMBER 31,
                                                        -------------------------------
                                                          1993        1994       1995
                                                        --------     ------     -------
        Tax provision (benefit) at federal statutory
          rates.......................................  $(18,288)    $2,780     $(1,670)
        State income tax provision (benefit) net of
          federal effect..............................    (3,141)       432        (302)
        Permanent and other differences...............      (548)       (55)        279
                                                        ---------    ------     -------
        Provision (benefit) for income taxes..........  $(21,977)    $3,157     $(1,693)
                                                        =========    ======     =======

11.  EXCHANGE AGREEMENTS

     During 1993, IXC entered into long-term contracts with a common carrier which provides IXC with capacity on the carrier's nationwide fiber optic communications system. For this capacity, the Company paid $2,000,000 and provided the common carrier with access to and use of certain regional fiber optic communication systems. The $2,000,000 paid and related costs incurred in connection with the contract have been deferred and are being recognized over the five-year term of the contract. Accumulated amortization relating to the contract costs as of December 31, 1994 and 1995 was $648,000 and $1,058,000, respectively.

     In the normal course of business, IXC enters into long-term facilities exchange agreements with other carriers to exchange capacity on the carrier's network for access to the Company's regional fiber optic communication systems. These exchanges are accounted for at fair value (see Note 2). These exchange agreements accounted for noncash revenue and expense (in equal amounts) of $3,743,000, $7,980,000 and $13,839,000 for 1993, 1994 and 1995.

                            IXC COMMUNICATIONS, INC.

12.  RELATED PARTY TRANSACTIONS

     A law firm, of which a director and stockholder of the Company was a principal, provided certain legal services to the Company and received fees from the Company in the amount of approximately $1.1 million in 1993, $1.4 million in 1994 and $2.6 million in 1995.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

     Accounts receivable and accounts payable: The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate fair value.

     Restricted short-term investments: The carrying amount reported in the balance sheets for restricted short-term investments held in escrow approximates fair value.

     Long-term debt: The fair value of the Senior Notes has not been determined due to the impracticability of such a calculation based on the limited market of the privately issued notes and the lack of an actively quoted price.

14.  COMMITMENTS AND CONTINGENCIES

     On September 1, 1994, IXC entered into an agreement with a common carrier to purchase dedicated digital telecommunication services, superseding all prior agreements. Under the terms of the agreement, IXC is required to purchase services with remaining monthly minimum commitments of $500,000 through March 1998. Upon IXC paying a total of $22,548,000 for service subsequent to the September 1, 1994 agreement, the minimum commitments under this agreement will be canceled. Actual expenses under this and previous agreements for the years ended December 31, 1993, 1994 and 1995 were $11,996,000, $12,552,000 and
$11,353,000, respectively.

     In June 1995, IXC entered into a three-year agreement with a common carrier to purchase communication services, under which, by April 1996, the Company is required to purchase a monthly minimum of $350,000 in services. Actual expenses under this agreement for the year ended December 31, 1995 were $1,471,000.

     The Company plans to substantially expand its network beginning in 1996 to include a coast-to-coast fiber optic system. In order to achieve this objective, in November 1995, IXC entered into an agreement with a contractor to perform construction and installation of fiber optic cable from Fort Worth, Texas to Abilene, Texas. The approximate length of this project is 160 miles. The total commitment under this agreement is approximately $6,487,000. As of December 31, 1995, no capital expenditures had yet been made under this agreement.

     In January 1996, IXC also entered into an agreement with a supplier to purchase fiber optic cable equipment to be used in the network expansion. Under this agreement, the Company has a commitment to purchase a minimum number of fiber kilometers during an initial three-year term, for a total commitment of $32,000,000. In the event that IXC orders an amount of fiber less than the commitment amount during the term of this agreement, the supplier may elect to charge the Company the aggregate difference between the amount which would have been billed to the Company for fiber based upon the commitment amount and the amount actually billed to the Company. This agreement will automatically be renewed for a period of one year unless one party has given the other party notice at least 60 days in advance of such renewal that it elects to terminate this agreement. As of December 31, 1995 no fiber purchases had been made under this agreement.

                            IXC COMMUNICATIONS, INC.

     In December 1995, IXC entered into a long-term indefeasible right to use ("IRU") agreement with a common carrier in which the Company will realize significant cost savings to the cost of the planned fiber expansion. Under the IRU, both parties will construct a fiber optic communications system and will grant unrestricted rights to each other to use certain fiber on each others' constructed communications systems. The scheduled completion date of all construction, installation and fiber acceptance testing of each system is October 1, 1996. The agreement provides for substantial penalties ($400,000 per month) for either party which does not complete construction of the applicable route by October 1, 1996, but only after a grace period and only in the event the other party has already completed its route. The initial term of this agreement is 20 years from July 1, 1997. The agreement may be renewed for two terms of 10 years each. The agreement states that beginning at the end of the first full calendar quarter after the final construction acceptance date, each party shall pay the other a usage fee during the term in an annual amount of $2.0 million payable in four equal installments at the end of each calendar quarter.


     The Company is involved in various legal proceedings, all of which have arisen in the ordinary course of business and some of which are covered by insurance. In the opinion of the Company's management, none of the claims relating to such proceedings will have material adverse effect on the financial condition or results of operations of the Company.

15.  VALUATION AND QUALIFYING ACCOUNTS

     Activity in the Company's allowance for doubtful accounts for the years ended December 31, 1993, 1994 and 1995 was as follows (in thousands):

                                                 BALANCE AT   CHARGED TO                 BALANCE
                                                 BEGINNING    COSTS AND                 AT END OF
                  FOR THE YEARS ENDED            OF PERIOD     EXPENSES    DEDUCTIONS    PERIOD
        ---------------------------------------  ----------   ----------   ----------   ---------
        December 31, 1993......................    $1,024       $  447       $1,042      $   429
        December 31, 1994......................    $  429       $1,565       $1,232      $   762
        December 31, 1995......................    $  762       $1,505       $  498      $ 1,769

                            IXC COMMUNICATIONS, INC.

16.  FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR
     SUBSIDIARIES


     IXC conducts a significant portion of its business through subsidiaries. The Senior Notes are unconditionally guaranteed, jointly and severally, by all of IXC's wholly-owned direct and indirect subsidiaries except for SSC (the "Subsidiary Guarantors"). The obligations of each Guarantor are limited to the minimum extent necessary to prevent the guarantee from violating or becoming voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. IXC's subsidiaries that were not wholly-owned at the time the Senior Notes were issued, do not guarantee the Senior Notes (the "Non-Guarantor Subsidiaries"). The claims of creditors of Non-Guarantor Subsidiaries have priority over the rights of IXC to receive dividends or distributions from such subsidiaries.


     Presented below is condensed consolidating financial information for IXC, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries as of and for the fiscal years ended December 31, 1994 and 1995 and the quarter ended March 31, 1996 (unaudited). All of the non-guarantor subsidiaries were acquired or formed in 1994. Accordingly, the Company's audited consolidated financial statements prior to January 1, 1994 do not include any direct or indirect consolidated subsidiaries which are not guarantors. As a result, the aggregate net assets, earnings and equity of IXC and the Subsidiary Guarantors for the year ended 1993 would be equivalent to the aggregate net assets, earnings and equity of the Company. Accordingly, condensed consolidating financial information for such periods is not presented.

     The equity method has been used by IXC and the Subsidiary Guarantors with respect to investments in Non-Guarantor Subsidiaries. Separate financial statements for Subsidiary Guarantors are not presented based on management's determination that they do not provide additional information that is material to investors.


     The following table sets forth the Guarantor and Non-Guarantor subsidiaries:


             GUARANTOR SUBSIDIARIES                        NON-GUARANTOR SUBSIDIARIES
    -----------------------------------------        ---------------------------------------
    Tower Communications Systems Corp.               Mutual Signal Holding Corporation
    West Texas Microwave Company                     Mutual Signal Corporation
    Western States Microwave Transmission            Mutual Signal Corporation of Michigan
      Company                                        MSM Associates, Limited Partnership
    Atlantic States Microwave Transmission           Switched Services Communications,
      Company                                        L.L.C.
    Central States Microwave Transmission            Progress International L.L.C.
      Company                                        US Advantage Long Distance, Inc.
    IXC Carrier, Inc.                                Marca-Tel S.A. de C.V.
    IXC Long Distance, Inc.
    Link Net International, Inc.
    Rio Grande Transmission, Inc.
    Telcom Engineering, Inc.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)
                     CONDENSED CONSOLIDATING BALANCE SHEET


                                                                  DECEMBER 31, 1994
                                    -----------------------------------------------------------------------------
                                               SUBSIDIARY   NON-GUARANTOR
                                      IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS             CONSOLIDATED
                                    --------   ----------   -------------   ------------             ------------
                                                               (DOLLARS IN THOUSANDS)
Current assets:
  Cash and cash equivalents.......  $    146    $  4,619       $   934        $    349(a)              $  6,048
  Accounts receivable and other,
    net...........................        10       3,674           529            (497)(e)                3,716
  Other current assets............       187         845           124              --                    1,156
                                    --------    --------       -------        --------                 --------
Total current assets..............       343       9,138         1,587            (148)                  10,920
Property and equipment, net.......        --      74,508        14,547            (190)(d)               88,865
Prepaid contract costs............        --       1,399            --              --                    1,399
Due from affiliate................     4,091       3,809            --          (7,900)(e)                   --
Other assets......................    20,718       3,873         2,248         (22,614)(b)                4,225
                                    --------    --------       -------        --------                 --------
Total assets......................  $ 25,152    $ 92,727       $18,382        $(30,852)                $105,409
                                    ========    ========       =======        ========                 ========
Current liabilities:
  Accounts payable, accrued
    interest and other current
    liabilities...................  $    134    $  7,378       $   815        $    (46)(a)(e)          $  8,281
  Due to affiliate................     3,800         283           114          (4,197)(e)                   --
  Current portion of long-term
    debt and lease obligations....        --      17,035         1,503              --                   18,538
                                    --------    --------       -------        --------                 --------
Total current liabilities.........     3,934      24,696         2,432          (4,243)                  26,819
Long-term debt and lease
  obligations, less current
  portion.........................     7,029      32,651        14,017          (3,111)(e)               50,586
Net deferred tax liability........        --      11,458            --          (1,640)(e)                9,818
Other noncurrent liabilities......        --       2,429         1,332          (1,332)(e)                2,429
Minority interest.................        --          --            --             168(c)                   168
Preferred stock of consolidated
  subsidiary held by minority
  interests.......................        --       1,400            --              --                    1,400
Stockholders' equity:
  Common stock....................       243           3             1              (4)(b)                  243
  Preferred stock.................     1,473          --             1              (1)(b)                1,473
  Additional paid-in capital......    29,430      39,760           500         (40,260)(b)               29,430
  Retained earnings (accumulated
    deficit)......................   (16,957)    (19,670)           99          19,571(b)(c)(d)(e)      (16,957)
                                    --------    --------       -------        --------                 --------
Total stockholders' equity........    14,189      20,093           601         (20,694)                  14,189
                                    --------    --------       -------        --------                 --------
    Total liabilities and
      stockholders'
      equity......................  $ 25,152    $ 92,727       $18,382        $(30,852)                $105,409
                                    ========    ========       =======        ========                 ========


- ---------------
(a) Eliminations of intercompany settlements in transit.
(b) Eliminations of investments in consolidated subsidiaries
(c) Recording of minority interest in equity operations.
(d) Eliminations of intercompany capitalized labor.

(e) Eliminations of intercompany receivables and lease obligations.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                                                               DECEMBER 31, 1994
                                    -----------------------------------------------------------------------
                                             SUBSIDIARY   NON-GUARANTOR
                                     IXC     GUARANTORS   SUBSIDIARIES    ELIMINATIONS         CONSOLIDATED
                                    ------   ----------   -------------   ------------         ------------
                                                            (DOLLARS IN THOUSANDS)
Net operating revenues............  $   --    $ 78,448       $ 3,410        $ (1,195)(a)         $ 80,663
Operating expenses:
  Cost of services................      --      33,848           810            (762)(a)(b)        33,896
  Operations and administration...     570      19,336           898            (243)(a)           20,561
  Depreciation and amortization...      32      11,166           923              --               12,121
                                    ------     -------        ------         -------              -------
                                      (602)     14,098           779            (190)              14,085
Interest income...................     139         194             8            (130)(a)              211
Interest expense..................    (653)     (5,141)         (441)            130(a)            (6,105)
Equity in net income (loss) of
  unconsolidated subsidiaries.....   7,864          83            --          (8,041)(c)              (94)
                                    ------     -------        ------         -------              -------
Income (loss) before provision
  (benefit) for income taxes and
  minority interest in net loss of
  subsidiaries....................   6,748       9,234           346          (8,231)               8,097
Benefit (provision) for income
  taxes...........................     567      (3,477)         (247)             --               (3,157)
Minority interest.................      --          --            --              77(d)                77
                                    ------     -------        ------         -------              -------
Income before extraordinary
  item............................   7,315       5,757            99          (8,154)               5,017
Extraordinary gain, net...........      --       2,298            --              --                2,298
                                    ------     -------        ------         -------              -------
     Net income...................  $7,315    $  8,055       $    99        $ (8,154)            $  7,315
                                    ======     =======        ======         =======              =======

- ---------------
(a) Eliminations of intercompany administration services, communication services and interest charges.
(b) Eliminations of capitalized intercompany labor.
(c) Eliminations of equity (income) loss from consolidated subsidiaries.

(d) Recording of minority interest in equity or earnings loss of non-guarantor subsidiaries.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                             DECEMBER 31, 1994
                                 --------------------------------------------------------------------------
                                           SUBSIDIARY   NON-GUARANTOR
                                   IXC     GUARANTORS   SUBSIDIARIES    ELIMINATIONS           CONSOLIDATED
                                 -------   ----------   -------------   ------------           ------------
                                                           (DOLLARS IN THOUSANDS)
Net cash provided by (used in)
  operating activities.........  $(1,262)   $  9,935      $   1,199       $  3,660(a)(b)(c)      $ 13,532
Cash flows from investing
  activities
Purchase of property and
  equipment....................       --      (3,545)        (3,732)           190(b)              (7,087)
Sale of property and
  equipment....................       --         235             --             --                    235
Payments for businesses
  acquired, net of cash
  received.....................       --          --        (11,976)            --                (11,976)
                                 -------     -------       --------        -------                -------
Net cash provided by (used in)
  investing activities.........       --      (3,310)       (15,708)           190                (18,828)
Cash flows from financing
  activities
Payments from (advances to)
  affiliates, net..............    1,411      (1,525)           114             --                     --
Proceeds from long-term debt...       --         229         15,770         (3,000)(a)             12,999
Payments on long-term debt and
  lease obligations............       --      (7,331)          (506)            --                 (7,837)
Payments from escrow...........       --       1,500             --             --                  1,500
Payments of debt issue costs...     (139)       (976)          (436)            --                 (1,551)
Capital contribution in
  subsidiary by minority
  shareholders.................       --          --            500           (500)(c)                 --
Issuance of common stock.......        3          --              1             (1)(c)                  3
                                 -------     -------       --------        -------                -------
Net cash provided by (used in)
  financing activities.........    1,275      (8,103)        15,443         (3,501)                 5,114
Net increase (decrease) in cash
  and cash equivalents.........       13      (1,478)           934            349                   (182)
Cash and cash equivalents at
  beginning of period..........      133       6,097             --             --                  6,230
                                 -------     -------       --------        -------                -------
Cash and cash equivalents at
  end of period................  $   146    $  4,619      $     934       $    349               $  6,048
                                 =======     =======       ========        =======                =======

- ---------------
(a) Eliminations of intercompany receivables, debt and lease obligations.
(b) Eliminations of intercompany capitalized labor.

(c) Eliminations of intercompany capital contribution.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)
                     CONDENSED CONSOLIDATING BALANCE SHEET


                                                           DECEMBER 31, 1995
                             ------------------------------------------------------------------------------
                                        SUBSIDIARY   NON-GUARANTOR
                               IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS              CONSOLIDATED
                             --------   ----------   -------------   ------------              ------------
                                                         (DOLLARS IN THOUSANDS)
Current assets:
  Cash and cash
     equivalents...........  $  1,418    $  3,332      $   1,742      $      423(a)              $  6,915
  Accounts receivable and
     other, net............        --       6,717          1,148          (2,328)(e)                6,319
  Other current assets.....     6,565       4,481            358          (7,807)(e)                2,815
                             --------    --------      ---------      ----------                 --------
Total current assets.......     7,983      14,530          3,248          (9,712)                  16,049
Property and equipment,
  net......................        --      76,804         29,910            (315)(d)              106,399
Prepaid contract costs.....        --         989             --              --                      989
Escrow under Senior
  Notes....................   198,266          --             --              --                  198,266
Due from affiliate.........    74,604       3,351            568         (78,523)(e)                   --
Other assets...............    12,997      15,959          4,191         (18,375)(b)               14,772
                             --------    --------      ---------      ----------                 --------
Total assets...............  $293,850    $111,633      $  37,917      $ (106,925)                $336,475
                             ========    ========      =========      ==========                 ========
Current liabilities:
  Accounts payable, accrued
     interest and other
     current liabilities...  $  8,984    $ 13,922      $   2,720      $   (4,528)(a)(e)          $ 21,098
  Due to affiliate.........       258       6,458          1,832          (8,548)(e)                   --
  Current portion of
     long-term debt and
     lease obligations.....        --       1,511          3,023              --                    4,534
                             --------    --------      ---------      ----------                 --------
Total current
  liabilities..............     9,242      21,891          7,575         (13,076)                  25,632
Long-term debt and lease
  obligations, less current
  portion..................   277,238       3,207         17,215          (3,400)(e)              294,260
Net noncurrent deferred tax
  liability................       222      10,997             --          (2,916)(e)                8,303
Due to affiliate/parent....        --      70,384          3,878         (74,262)(e)                   --
Other noncurrent
  liabilities..............        --         469             --              --                      469
Minority interest..........        --           1             --             952(c)                   953
Preferred stock of
  consolidated subsidiary
  held by minority
  interests................        --          --             --              --                       --
Stockholders' equity:
  Preferred stock..........        13          --             --              --                       13
  Common stock.............       243           3              1              (4)(b)                  243
  Additional paid-in
     capital...............    29,430      30,051         20,750         (50,801)(b)               29,430
  Retained earnings
     (accumulated
     deficit)..............   (22,538)    (25,370)       (11,502)         36,582(b)(c)(d)(e)      (22,828)
                             --------    --------      ---------      ----------                 --------
Total stockholders'
  equity...................     7,148       4,684          9,249         (14,223)                   6,858
                             --------    --------      ---------      ----------                 --------
        Total liabilities
          and stockholders'
           equity..........  $293,850    $111,633      $  37,917      $ (106,925)                $336,475
                             ========    ========      =========      ==========                 ========


- ---------------
(a) Eliminations of intercompany settlements in transit.
(b) Eliminations of investments in consolidated subsidiaries
(c) Recording of minority interest in equity operations.
(d) Eliminations of intercompany capitalized labor.
(e) Eliminations of intercompany receivables, and lease obligations.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                                                              DECEMBER 31, 1995
                                  -------------------------------------------------------------------------
                                             SUBSIDIARY   NON-GUARANTOR
                                    IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS         CONSOLIDATED
                                  --------   ----------   -------------   ------------         ------------
                                                           (DOLLARS IN THOUSANDS)
Net operating revenues..........  $    404    $ 89,339      $  12,155       $(10,897)(a)         $ 91,001
Operating expenses:
  Cost of services..............        --      38,950         10,075         (9,173)(a)(b)        39,852
  Operations and
     administration.............     1,116      26,155          6,322         (1,311)(a)           32,282
  Depreciation and
     amortization...............        57      12,728          4,653             --               17,438
                                  --------     -------       --------       --------             --------
                                      (769)     11,506         (8,895)          (413)               1,429
Interest income.................     3,766         399             67         (3,764)(a)              468
Interest income on escrow under
  Senior Notes..................     2,552          --             --             --                2,552
Interest expense................   (10,982)     (5,838)        (1,541)         3,764(a)           (14,597)
Equity in net income (loss) of
  unconsolidated subsidiaries...    (1,185)     (7,678)            --          8,882(c)                19
                                  --------     -------       --------       --------             --------
Income (loss) before provision
  (benefit) for income taxes and
  minority interest in net loss
  of subsidiaries...............    (6,618)     (1,611)       (10,369)         8,469              (10,129)
Benefit (provision) for income
  taxes.........................     2,246         546         (1,099)            --                1,693
Minority interest...............        --          --             --          5,218(d)             5,218
                                  --------     -------       --------       --------             --------
Income (loss) before
  extraordinary items...........    (4,372)     (1,065)       (11,468)        13,687               (3,218)
Extraordinary gain, net.........      (304)     (1,309)          (134)            --               (1,747)
                                  --------     -------       --------       --------             --------
Net income......................  $ (4,676)   $ (2,374)     $ (11,602)      $ 13,687             $ (4,965)
                                  ========     =======       ========       ========             ========

- ---------------
(a) Eliminations of intercompany administration services, communication services and interest charges.
(b) Eliminations of capitalized intercompany labor.
(c) Eliminations of equity (income) loss from consolidated subsidiaries.
(d) Recording of minority interest in equity or earnings loss of non-guarantor subsidiaries.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                              DECEMBER 31, 1995
                                   ------------------------------------------------------------------------
                                               SUBSIDIARY   NON-GUARANTOR                          IXC
                                      IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS       CONSOLIDATED
                                   ---------   ----------   -------------   ------------       ------------
                                                            (DOLLARS IN THOUSANDS)
Net cash provided by (used in)
  operating activities...........  $ (10,876)   $ 24,272       $(8,333)       $  3,992(a)(b)    $    9,055
Cash flows from investing
  activities
Release of funds from escrow
  under Senior Notes.............      4,300          --            --              --               4,300
Purchase of restricted short-term
  investments....................   (200,000)         --            --              --            (200,000)
Purchase of property and
  equipment......................         --     (14,282)       (9,565)            177(b)          (23,670)
                                   ---------    --------       -------        --------          ----------
Net cash provided by (used in)
  investing activities...........   (195,700)    (14,282)       (9,565)            177            (219,370)
Cash flow from financing
  activities
Net proceeds from issuance of
  Senior Notes, net of
  discount.......................    277,148          --            --              --             277,148
Capital contributions in
  subsidiary by minority
  shareholders...................         --     (14,248)       20,250              --               6,002
Payments from (advances to)
  affiliates, net................    (50,827)     50,827            --              --                  --
Proceeds from long-term debt.....         --      17,150         1,545              --              18,695
Payments on long-term debt and
  lease obligations..............     (5,700)    (63,606)       (3,089)         (4,095)(a)         (76,490)
Payments of debt issue costs.....    (10,407)         --            --              --             (10,407)
Redemption of preferred stock....     (1,460)     (1,400)           --              --              (2,860)
Payments of preferred stock
  dividends......................       (906)         --            --              --                (906)
                                   ---------    --------       -------        --------           ---------
Net cash provided by (used in)
  financing activities...........    207,848     (11,277)       18,706          (4,095)            211,182
Net increase (decrease) in cash
  and cash equivalents...........      1,272      (1,287)          808              74                 867
Cash and cash equivalents at
  beginning of period............        146       4,619           934             349               6,048
                                   ---------    --------       -------        --------          ----------
Cash and cash equivalents at end
  of period......................  $   1,418    $  3,332       $ 1,742        $    423          $    6,915
                                   =========    ========       =======        ========          ==========

- ---------------
(a) Eliminations of intercompany receivables, debt and lease obligations.
(b) Eliminations of intercompany capitalized labor.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)
                     CONDENSED CONSOLIDATING BALANCE SHEET


                                                               MARCH 31, 1996
                               ------------------------------------------------------------------------------
                                          SUBSIDIARY   NON-GUARANTOR
                                 IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS              CONSOLIDATED
                               --------   ----------   -------------   ------------              ------------
                                                           (DOLLARS IN THOUSANDS)
Current assets:
  Cash and cash
     equivalents.............  $  2,505    $  1,113      $   1,031      $      843(a)              $  5,492
  Accounts receivable and
     other, net..............        --       9,118          2,623          (4,770)(e)                6,971
  Other current assets.......     2,430       4,781            576          (5,267)(e)                2,520
                               --------    --------      ---------      ----------                 --------
Total current assets.........     4,935      15,012          4,230          (9,194)                  14,983
Property and equipment,
  net........................         1      83,321         39,154            (314)(d)              122,162
Escrow under Senior Notes....   187,584          --             --              --                  187,584
Due from affiliate...........    91,914       3,095             --         (95,009)(e)                   --
Other assets.................     7,167      24,601         10,276         (20,306)(b)               21,738
                               --------    --------      ---------      ----------                 --------
Total assets.................  $291,601    $126,029      $  53,660      $ (124,823)                $346,467
                               ========    ========      =========      ==========                 ========
Current liabilities:
  Accounts payable, accrued
     interest and other
     current liabilities.....  $ 18,216    $ 16,342      $   4,765      $   (7,296)(a)(e)          $ 32,027
  Due to affiliate...........       436         228          1,696          (2,360)(e)                   --
  Current portion of
     long-term debt and lease
     obligations.............        --       9,207          3,087          (1,868)(e)               10,426
                               --------    --------      ---------      ----------                 --------
Total current liabilities....    18,652      25,777          9,548         (11,524)                  42,453
Long-term debt and lease
  obligations, less current
  portion....................   277,336       3,270         20,299              --                  300,905
Net noncurrent deferred tax
  liability..................        --       9,791             --          (2,842)(e)                6,949
Due to affiliate/parent......        --      88,438          6,571         (95,009)(e)                   --
Other noncurrent
  liabilities................        --         621            707            (707)(e)                  621
Minority interest............        --          --             --             380(c)                   380
Stockholders' equity:
  Preferred stock............        13          --          2,584          (2,584)(b)                   13
  Common stock...............       243           3              1              (4)(b)                  243
  Additional paid-in
     capital.................    29,430      30,052         32,249         (62,301)(b)               29,430
  Retained earnings
     (accumulated deficit)...   (34,073)    (31,923)       (18,299)         49,768(b)(c)(d)(e)      (34,527)
                               --------    --------      ---------      ----------                 --------
Total stockholders' equity
  (deficit)..................    (4,387)     (1,868)        16,535         (15,121)                  (4,841)
                               --------    --------      ---------      ----------                 --------
          Total liabilities
            and stockholders'
            equity...........  $291,601    $126,029      $  53,660      $ (124,823)                $346,467
                               ========    ========      =========      ==========                 ========


- ---------------

(a) Eliminations of intercompany settlements in transit.
(b) Eliminations of investments in consolidated subsidiaries
(c) Recording of minority interest in equity operations.
(d) Eliminations of intercompany capitalized labor.
(e) Eliminations of intercompany receivables, and lease obligations.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                                                               MARCH 31, 1996
                                  -------------------------------------------------------------------------
                                             SUBSIDIARY   NON-GUARANTOR
                                    IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS         CONSOLIDATED
                                  --------   ----------   -------------   ------------         ------------
                                                           (DOLLARS IN THOUSANDS)
Net operating revenues..........  $     --    $ 27,853      $   5,246      $   (6,849)(a)        $ 26,250
Operating expenses:
  Cost of services..............        --      14,635          7,452          (6,487)(a)(b)       15,600
  Operations and
     administration.............       834       7,984          1,797            (198)(a)          10,417
  Depreciation and
     amortization...............        14       3,793          2,203              --               6,010
                                  --------    --------       --------        --------            --------
                                      (848)      1,441         (6,206)           (164)             (5,777)
Interest income.................     2,327         197             30          (2,428)(a)             126
Interest income on escrow under
  Senior Notes..................     2,557          --             --              --               2,557
Interest expense................    (9,623)     (2,098)          (577)          2,428(a)           (9,870)
Equity in net income (loss) of
  unconsolidated subsidiaries...    (6,553)     (6,895)            --          13,443(c)               (5)
                                  --------    --------       --------        --------            --------
Income (loss) before provision
  (benefit) for income taxes and
  minority interest in net loss
  of subsidiaries...............   (12,140)     (7,355)        (6,753)         13,279             (12,969)
Benefit (provision) for income
  taxes.........................       605         802            (44)             --               1,363
Minority interest...............        --          --             --             (93)(d)             (93)
                                  --------    --------       --------        --------            --------
Income (loss) before
  extraordinary items...........  $(11,535)   $ (6,553)     $  (6,797)     $   13,186            $(11,699)
                                  ========    ========       ========        ========            ========

- ---------------
(a) Eliminations of intercompany administration services, communication services and interest charges.
(b) Eliminations of capitalized intercompany labor.
(c) Eliminations of equity (income) loss from consolidated subsidiaries.
(d) Recording of minority interest in equity or earnings loss of non-guarantor subsidiaries.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                               MARCH 31, 1996
                                 --------------------------------------------------------------------------
                                             SUBSIDIARY   NON-GUARANTOR                            IXC
                                   IXC       GUARANTORS   SUBSIDIARIES    ELIMINATIONS         CONSOLIDATED
                                 --------    ----------   -------------   ------------         ------------
                                                           (DOLLARS IN THOUSANDS)
Net cash provided by (used in)
  operating activities.........  $  3,934     $  4,338       $(4,752)       $ (3,074)(a)(b)      $    446
Investing activities
Release of funds from escrow
  under Senior Notes...........    13,225           --            --              --               13,225
Purchase of restricted
  short-term
  investments..................        --           --            --              --                   --
Purchase of property and
  equipment....................        (1)     (10,092)       (3,731)            260(b)           (13,564)
                                 --------     --------       -------         -------             --------
Net cash provided by (used in)
  investing activities.........    13,224      (10,092)       (3,731)            260                 (339)
Financing activities
Payments from (advances to)
  affiliates, net..............   (15,900)       7,400         8,500              --                   --
Payments on long-term debt and
  lease obligations............        --       (3,865)         (728)          3,234(a)            (1,359)
Payments of debt issue costs...      (171)          --            --              --                 (171)
                                 --------     --------       -------         -------             --------
Net cash provided by (used in)
  financing activities.........   (16,071)       3,535         7,772           3,234               (1,530)
Net increase (decrease) in cash
  and cash equivalents.........     1,087       (2,219)         (711)            420               (1,423)
Cash and cash equivalents at
  beginning of period..........     1,418        3,332         1,742             423                6,915
                                 --------     --------       -------         -------             --------
Cash and cash equivalents at
  end of period................  $  2,505     $  1,113       $ 1,031        $    843             $  5,492
                                 ========     ========       =======         =======             ========

- ---------------
(a) Eliminations of intercompany receivables, debt and lease obligations.

(b) Eliminations of intercompany capitalized labor.

                            IXC COMMUNICATIONS, INC.

17.  UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION

     Basis of Presentation and Significant Accounting Policies

     The interim financial data as of March 31, 1996 and for the three month periods ended March 31, 1995 and 1996 is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

     As of January 1, 1996, the Company adopted FASB Statement No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The adoption had no effect on the results of operations of the Company.

     Acquisition of Minority Interest in SSC

     Effective January 1, 1996, IXC Long Distance, Inc. entered into an agreement with Excel to acquire its minority interest in SSC for $6.25 million. The purchase price was paid by the issuance of a non-interest bearing promissory note due in monthly installments over six months. The acquisition was accounted for as a purchase and the operating results of SSC have been included in the consolidated financial statements from the date of acquisition. The purchase price was allocated based on estimated fair values at the date of acquisition. The excess of purchase price over assets acquired was $5,583,000 and is being amortized on a straight-line basis over five years. Pro forma operating results for the three month period ended March 31, 1995 as if SSC had been acquired as of January 1, 1995, are as follows (in thousands, except per share amounts):


                                                            MARCH 31
                                                    ------------------------
                                                    HISTORICAL     PRO FORMA
                                                    ----------     ---------
        Operating revenues.........................  $ 21,766       $21,766
        Net income.................................  $  1,267       $ 1,228
        Earnings per share.........................  $    .03       $   .03


     Income Taxes

     The Company has determined that a valuation allowance should be applied against the net operating loss it expects to incur in 1996. The difference between the tax benefit recorded for the first quarter of 1996 and the expected benefit at the federal statutory rate is primarily due to losses incurred by a subsidiary that provides switched long distance services. The related tax benefits have not been recognized as a result of uncertainty regarding future profitability.

     Capital and Operating Leases

     In March 1996, the Company entered into five-year equipment leases for network switching equipment for which the lease obligations have a present value of $7,038,000.

     Issuance of Stock Options


     During the quarter ended March 31, 1996, the Company granted stock options covering 429,200 shares of common stock at $3.01 per share under the IXC Stock Plan.

                            IXC COMMUNICATIONS, INC.

18.  SUBSEQUENT EVENTS



     From January 1, 1996 through June 12, 1996, the Company effected stock splits resulting in a 2.4249 for 1 split of the Company's common stock (with fractional shares to be paid in cash). The Company also increased the number of authorized shares of its common stock to 100,000,000 and the number of authorized shares of its preferred stock to 3,000,000. The accompanying financial statements have been retroactively adjusted to reflect the stock splits and the increase in authorized shares.



     On May 14, 1996, the Board of Directors adopted, and on June 6, 1996 stockholders approved, the IXC Communications, Inc. 1996 Stock Plan (the "1996 Stock Plan"), a stock incentive plan covering 2,121,788 shares of common stock. Awards under the 1996 Stock Plan are given at the discretion of the Board of Directors and include common stock options with exercise prices at least equal to the fair market value at the date of grant.



     Additionally on May 14, 1996 the Board of Directors adopted the IXC Communications, Inc. Outside Directors' Phantom Stock Plan (the "Directors' Plan"), pursuant to which $20,000 per director per year of outside director's fees are deferred and treated as if it were invested in shares of the Company's common stock. No shares of common stock will be actually purchased and the participants will receive cash benefits equal to the value of the shares that they are deemed to have purchased under the Directors' Plan, with such value to be determined on the date of distribution. Distribution of benefits generally will occur three years after the deferral. Compensation expense will be determined based on increases in the market price of the number of shares deemed to have been purchased and will be charged to expense over the related period. On June 6, 1996 the stockholders approved the Directors' Plan.

                                   [IXC LOGO]
                            IXC COMMUNICATIONS, INC.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
PROSPECTUS (Subject to Completion)

Issued June 13, 1996



                                5,600,000 Shares


LOGO                        IXC Communications, Inc.
                                  COMMON STOCK
                            ------------------------


ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. OF THE 5,600,000 SHARES OF COMMON STOCK BEING OFFERED, 1,120,000 SHARES ARE
    BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND 4,480,000 SHARES ARE BEING OFFERED
       INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
       UNDERWRITERS. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC
          MARKET FOR THE COMPANY'S COMMON STOCK. IT IS CURRENTLY
          ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER
             SHARE WILL BE BETWEEN $17.00 AND $19.00. SEE
             "UNDERWRITERS" FOR INFORMATION RELATING TO THE
                 METHOD OF DETERMINING THE INITIAL PUBLIC
                 OFFERING PRICE.



  CONCURRENTLY WITH THE CLOSING OF THE OFFERING, THE COMPANY WILL SELL TO THE TRUSTEES OF THE GENERAL ELECTRIC PENSION TRUST, AN AFFILIATE OF THE COMPANY,
$12.5 MILLION OF COMMON STOCK. FOR A DESCRIPTION OF THE TERMS AND CONDITIONS OF
                     SUCH SALE, SEE "CERTAIN TRANSACTIONS."


                            ------------------------


  THE COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NASDAQ NATIONAL MARKET
                            UNDER THE SYMBOL "IIXC."


                            ------------------------


SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR INFORMATION THAT SHOULD BE CONSIDERED
                           BY PROSPECTIVE INVESTORS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
              CRIMINAL OFFENSE.
                            ------------------------

                           PRICE $            A SHARE

                            ------------------------

                                                                     UNDERWRITING
                                                     PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                      PUBLIC        COMMISSIONS(1)      COMPANY(2)
                                                ------------------------------------------------------
Per Share.......................................         $                $                 $
Total(3)........................................         $                $                 $

- ------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."

    (2) Before deducting expenses payable by the Company, estimated at $1,500,000.


    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional 840,000 shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
        commissions and proceeds to the Company, will be $        , $        and
        $        , respectively. See "Underwriters."


                            ------------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the
Shares will be made on or about           , 1996, at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY & CO.
   International
                    CS FIRST BOSTON

                                       DILLON, READ & CO. INC.

          , 1996

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the Securities and Exchange Commission (the "Commission") and the filing fee for the National Association of Securities Dealers, Inc. ("NASD").


                                       ITEM                                          AMOUNT
  -------------------------------------------------------------------------------  ----------
  Commission registration fee....................................................  $   42,193
  NASD filing fee................................................................      12,092
  Nasdaq National Market listing fee.............................................      50,000
  Printing and engraving expenses................................................     255,000
  Legal fees and expenses (excluding Blue Sky)...................................     350,000
  Blue Sky fees and expenses.....................................................      25,000
  Offering-related premium increase on D&O insurance.............................     250,000
  Accounting fees and expenses...................................................     300,000
  Transfer agent and registrar fees..............................................      10,000
  Miscellaneous..................................................................     205,715
                                                                                   ----------
            Total................................................................  $1,500,000
                                                                                   ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     IXC Communications, Inc. ("IXC Communications") is a Delaware corporation.
Article VII, Section 8 of IXC Communications' Bylaws provides that IXC Communications shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the Delaware General Corporation Law ("DGCL").
Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Article Tenth of the Restated Certificate of Incorporation of IXC Communications currently provides that each director shall not be personally liable to IXC Communications or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to IXC Communications or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividends or unlawful stock repurchases or redemptions as provided under Section 174 of the DGCL; or
(iv) for any transaction from which the director derived an improper personal benefit.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     In the three years preceding the filing of this Registration Statement, IXC Communications has sold the following unregistered securities (share amounts for the Common Stock, par value $.01 (the "Common Stock") have been adjusted to reflect a stock split of 4,782-to-1 effective January 31, 1994 but not the stock splits that were effected in June 1996).


     In late 1993, the Trust for the Riordan & McKinzie Profit Sharing and Savings Plan for the benefit of Carl W. McKinzie (the "McKinzie Trust") paid IXC Communications $100,020 for the purchase of 95,640 shares of Common Stock par value $.01 per share at a purchase price of less than $0.01 per share and 100 shares of 10% Senior Series 1 Cumulative Redeemable Preferred Stock ("Series 1 Preferred Stock") at a purchase price of $1,000 per share. Certificate for such shares were issued on January 31, 1994.

     On February 22, 1994, IXC Communications issued an aggregate of 1,287,020 shares of its Common Stock to four of its executive officers (one of whom is also a director). Such shares were issued pursuant to the conversion of shares of common stock of I-Link Communications, Inc., a Delaware corporation ("IL"), and Telecom Services Group, Inc., a Delaware corporation ("TSGI"), at the effective date (February 22, 1994) of the merger of IL and I-Link Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of IXC Communications, and the merger of TSGI and TSGI Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of IXC Communications (the "TSGI Merger"). Also on February 22, 1994, IXC Communications issued an aggregate of 3,133,380 shares of Common Stock and 12,550 shares of 10% Junior Series 3 Cumulative Preferred Stock, $.01 par value (the "Series 3 Preferred Stock") in exchange for common and preferred shares of TSGI, to former stockholders of TSGI (who include Ralph J. Swett, Richard D. Irwin, General Electric Pension Trust and Grumman Hill Investments, L.P.) at the effective date of the TSGI Merger.

     On May 26, 1994, IXC Communications issued and sold 25,026 shares of Common Stock to American Business Development Corporations for an aggregate purchase price of $2,502.


     During the period from December 16, 1994 through March 15, 1996, IXC Communications granted stock options to 26 individuals (including two executive officers) covering an aggregate of 443,356 shares of Common Stock. No consideration was paid for such options. Such grants were exempt from the registration requirement of the Securities Act of 1933 as not involving the sale of a security.


     On October 5, 1995, IXC Communications issued and sold 12.5% Series A Senior Notes due 2005 (the "Series A Notes") in the aggregate principal amount of $285.0 million to an aggregate of 82 purchasers each of which was either an "accredited investor" or "qualified institutional buyer" (as such terms are defined in Rule 501(a) and Rule 144A(a) of the Securities
Act) for proceeds to IXC Communications of approximately $268.8 million, net of original issue discount and placement fees of approximately $8.3 million. The aggregate offering price of the Series A Notes was approximately $277.1 million. On April 1, 1996, IXC Communications and various of its subsidiaries filed a registration statement on Form S-4 with the SEC pursuant to which IXC Communications will offer to exchange registered 12.5% Series B Senior Notes due 2005 for the Series A Notes. Dillon, Read & Co. Inc. and CS First Boston Corporation acted as placement agents in connection with the sale of the Series A Notes.


     The sales and issuances of the Common Stock, Series 1 Preferred Stock, Series 3 Preferred Stock and the Series A Notes described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof, as transactions not involving a public offering. The purchasers in such private offerings of stock represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. The purchasers of Series A Notes represented that they were not acquiring the Series A Notes with a view to of for sale in connection with any distribution thereof or with any present intention of offering or selling any of the Senior Notes in a transaction that would violate the Securities Act. Appropriate legends were affixed to the certificates representing the securities issued in such transactions. All purchasers had adequate access, through their employment or other relationships or otherwise, to sufficient information about IXC Communications to make an informed investment decision. No underwriter or placement agent was employed with respect to any such sales, other than the firms named above which participated as placement agents in connection with the sale of the Series A Notes.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS


EXHIBIT
NUMBER                                        DESCRIPTION
- -------   -----------------------------------------------------------------------------------
  *1.1    Form of Underwriting Agreement
   3.1    Restated Certificate of Incorporation of IXC Communications, Inc., as amended.
   3.2    Bylaws of IXC Communications, Inc., as amended.
 **4.1    Specimen certificate representing shares of Common Stock of IXC Communications,
          Inc.
   4.2    Indenture dated as of October 5, 1995 by and among IXC Communications, Inc., on its behalf and as successor-in-interest to I-Link Holdings, Inc. and IXC Carrier Group,
          Inc., each of IXC Carrier, Inc., on its behalf and as successor-in-interest to
          I-Link, Inc., CTI Investments, Inc., Texas Microwave, Inc. and WTM Microwave, Inc.,
          Atlantic States Microwave Transmission Company, Central States Microwave
          Transmission Company, Telcom Engineering, Inc., on its behalf and as successor-in-interest to SWTT Company and Microwave Network, Inc., Tower
          Communication Systems Corp., West Texas Microwave Company, Western States Microwave
          Transmission Company, Rio Grande Transmission, Inc., IXC Long Distance, Inc., Link
          Net International, Inc. (collectively, the "Guarantors"), and IBJ, Schroder Bank &
          Trust Company, as Trustee, with respect to the 12 1/2% Series A and Series B Senior
          Notes due 2005 (incorporated by reference to Exhibit 4.1 of IXC Communications,
          Inc.'s and each of the Guarantor's Registration Statement on Form S-4 filed with the Commission on April 11, 1996 (File No. 333-2936) (the "S-4").
   4.3    Purchase Agreement dated October 5, 1995 by and among IXC Communications, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 4.2 of the S-4).
   4.4    A/B Exchange Registration Rights Agreement dated as of October 5, 1995 by and among
          IXC Communications, Inc., the Guarantors and the Purchasers named therein
          (incorporated by reference to Exhibit 4.3 of the S-4).
   4.5    Escrow Account and Disbursement Agreement dated as of October 5, 1995 by and among
          IXC Communications, Inc., IBJ Schroder Bank & Trust Company, as Escrow Holder, and
          IBJ Schroder Bank & Trust Company, as Collateral Agent (incorporated by reference to Exhibit 4.4 of the S-4).

EXHIBIT
NUMBER                                        DESCRIPTION
- -------   -----------------------------------------------------------------------------------
   4.6    Escrow Account Security Agreement dated as of October 5, 1995 by and between IXC
          Communications, Inc. and IBJ Schroder Bank & Trust Company (incorporated by reference to Exhibit 4.5 of the S-4).
   4.7    Form of 12 1/2% Series A Senior Notes due 2005 (incorporated by reference to
          Exhibit 4.6 of the S-4).
   4.8    Form of 12 1/2% Series B Senior Notes due 2005 and Subsidiary Guarantee.
   4.9    Registration Rights Agreement dated as of August 6, 1992 by and among Telecom
          Services Group, Inc., predecessor-in-interest to IXC Communications, Inc., and each of the signatories thereto.
   4.10   Amendment to Registration Rights Agreement dated as of May 1, 1996 by and among IXC
          Communications, Inc. and each of the signatories thereto.
   4.11   Amendment No. 1 to Indenture and Subsidiary Guarantee dated as of June 4, 1996 by and among IXC Communications, Inc., the Guarantors and the Trustee.
   4.12   Stock Exchange Agreement dated as of June 10, 1996 by and between IXC
          Communications, Inc., and Trustees of General Electric Pension Trust ("GEPT").
   4.13   Registration Rights Agreement dated as of June 10, 1996 by and among IXC
          Communications, Inc., GEPT and certain stockholders of IXC Communications, Inc.
 **5.1    Opinion of Riordan & McKinzie, a Professional Law Corporation regarding the validity of the issuance of the securities registered hereunder.
  10.1    Office Lease dated June 21, 1989 with USAA Real Estate Company, as amended
          (incorporated by reference to Exhibit 10.1 of the S-4).
  10.2    Equipment Lease dated as of December 1, 1994 by and between DSC Finance Corporation and Switched Services Communications, L.L.C.; Assignment Agreement dated as of
          December 1, 1994 by and between Switched Services Communications, L.L.C. and DSC
          Finance Corporation; and Guaranty dated December 1, 1994 made in favor of DSC
          Finance Corporation by IXC Communications, Inc. (incorporated by reference to
          Exhibit 10.2 of the S-4).
  10.3    Amended and Restated 1994 Stock Plan of IXC Communications, Inc.
  10.4    Form of Non-Qualified Stock Option Agreement under the 1994 Stock Plan of IXC
          Communications, Inc. (incorporated by reference to Exhibit 10.4 of the S-4).
  10.5    Form of IXC Communications, Inc. Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of the S-4).
  10.6    Form of IXC Communications, Inc. Restricted Stock Agreement (incorporated by reference to Exhibit 10.6 of the S-4).
  10.7    Amended and Restated Development Agreement by and between Intertech Management
          Group, Inc. and IXC Long Distance, Inc. (incorporated by reference to Exhibit 10.7 of the Amendment No. 1 to the Registration Statement on Form S-4 filed with the
          Commission on May 20, 1996 (File No. 333-2936) (the "S-4 Amendment").
  10.8    Second Amended and Restated Service Agreement dated as of January 1, 1996 by and between Switched Services Communications, L.L.C. and Excel Telecommunications, Inc.
          (incorporated by reference to Exhibit 10.8 of the S-4).
  10.9    Equipment Purchase Agreement dated as of January 16, 1996 by and between Siecor
          Corporation and IXC Carrier, Inc. (incorporated by reference to Exhibit 10.9 of the
          S-4).
  10.10   1996 Stock Plan of IXC Communications, Inc.
  10.11   IRU Agreement dated as of November 1995 between WorldCom, Inc. and IXC Carrier,
          Inc. (incorporated by reference to Exhibit 10.11 of the S-4 Amendment).
  10.12   IXC Communications, Inc. Outside Directors' Phantom Stock Plan.

EXHIBIT
NUMBER                                        DESCRIPTION
- -------   -----------------------------------------------------------------------------------
  10.13   Business Consultant and Management Agreement dated as of January 3, 1995 by and between IXC Communications, Inc. and Culp Communications Associates.
  10.14   Employment Agreement dated December 28, 1995 by and between IXC Communications,
          Inc. and James F. Guthrie.
  10.15   Employment Agreement dated August 28, 1995, by and between IXC Communications, Inc.
          and David J. Thomas.
  11.1    Statement of Computation of Earnings per Share.
  21.1    Subsidiaries of IXC Communications, Inc. (incorporated by reference to Exhibit 21.1 of the S-4).
**23.1    Consent of Riordan & McKinzie (contained in Exhibit 5.1).
  23.2    Consent of Ernst & Young LLP.
 *24.1    Powers of Attorney.
  24.2    Powers of Attorney for Joe C. Culp and Phillip L. Williams.
  27.1    Financial Data Schedule.


- ------------

 * Previously filed.


** To be filed by amendment.


(B) FINANCIAL STATEMENT SCHEDULES

     All schedules are omitted since the required information is inapplicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned the registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on June 12, 1996.


                                          IXC Communications, Inc.,
                                          a Delaware corporation

                                          By: /s/  JOHN J. WILLINGHAM
                                             ----------------------------------
                                             John J. Willingham
                                             Senior Vice President, Chief
                                             Financial Officer
                                             and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




                  SIGNATURE                                 TITLE                     DATE
- ---------------------------------------------  --------------------------------  ---------------
                      *                        Chairman, President and Chief      June 12, 1996
- ---------------------------------------------  Executive Officer, and Director
               Ralph J. Swett                  (Principal Executive Officer)


           /s/  JOHN J. WILLINGHAM             Senior Vice President, Chief       June 12, 1996
- ---------------------------------------------  Financial Officer and Secretary
             John J. Willingham                (Principal Financial and
                                               Accounting Officer)


                      *                        Director                           June 12, 1996
- ---------------------------------------------
              Richard D. Irwin


                      *                        Director                           June 12, 1996
- ---------------------------------------------
               Wolfe H. Bragin


                      *                        Director                           June 12, 1996
- ---------------------------------------------
              Carl W. McKinzie


                      *                        Director                           June 12, 1996
- ---------------------------------------------
             Phillip L. Williams


                      *                        Director                           June 12, 1996
- ---------------------------------------------
                 Joe C. Culp


*By:      /s/  JOHN J. WILLINGHAM
- ---------------------------------------------
             John J. Willingham
              Attorney-in-Fact
                                                                                  June 12, 1996

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
- ------   --------------------------------------------------------------------------  ------------
 *1.1    Form of Underwriting Agreement
  3.1    Restated Certificate of Incorporation of IXC Communications, Inc., as
         amended.
  3.2    Bylaws of IXC Communications, Inc., as amended.
**4.1    Specimen certificate representing shares of Common Stock of IXC
         Communications, Inc.
  4.2    Indenture dated as of October 5, 1995 by and among IXC Communications,
         Inc., on its behalf and as successor-in-interest to I-Link Holdings, Inc.
         and IXC Carrier Group, Inc., each of IXC Carrier, Inc., on its behalf and as successor-in-interest to I-Link, Inc., CTI Investments, Inc., Texas
         Microwave, Inc. and WTM Microwave, Inc., Atlantic States Microwave
         Transmission Company, Central States Microwave Transmission Company,
         Telcom Engineering, Inc., on its behalf and as successor-in-interest to
         SWTT Company and Microwave Network, Inc., Tower Communication Systems
         Corp., West Texas Microwave Company, Western States Microwave Transmission
         Company, Rio Grande Transmission, Inc., IXC Long Distance, Inc., Link Net
         International, Inc. (collectively, the "Guarantors"), and IBJ, Schroder
         Bank & Trust Company, as Trustee, with respect to the 12 1/2% Series A and
         Series B Senior Notes due 2005 (incorporated by reference to Exhibit 4.1 of IXC Communications, Inc.'s and each of the Guarantor's Registration
         Statement on Form S-4 filed with the Commission on April 11, 1996 (File
         No. 333-2936) (the "S-4").
  4.3    Purchase Agreement dated October 5, 1995 by and among IXC Communications,
         Inc. and the Purchasers named therein (incorporated by reference to
         Exhibit 4.2 of the S-4).
  4.4    A/B Exchange Registration Rights Agreement dated as of October 5, 1995 by and among IXC Communications, Inc., the Guarantors and the Purchasers
         named therein (incorporated by reference to Exhibit 4.3 of the S-4).
  4.5    Escrow Account and Disbursement Agreement dated as of October 5, 1995 by and among IXC Communications, Inc., IBJ Schroder Bank & Trust Company, as
         Escrow Holder, and IBJ Schroder Bank & Trust Company, as Collateral Agent
         (incorporated by reference to Exhibit 4.4 of the S-4).
  4.6    Escrow Account Security Agreement dated as of October 5, 1995 by and between IXC Communications, Inc. and IBJ Schroder Bank & Trust Company
         (incorporated by reference to Exhibit 4.5 of the S-4).
  4.7    Form of 12 1/2% Series A Senior Notes due 2005 (incorporated by reference to Exhibit 4.6 of the S-4).
  4.8    Form of 12 1/2% Series B Senior Notes due 2005 and Subsidiary Guarantee.
  4.9    Registration Rights Agreement dated as of August 6, 1992 by and among
         Telecom Services Group, Inc., predecessor-in-interest to IXC
         Communications, Inc., and each of the signatories thereto.
 4.10    Amendment to Registration Rights Agreement dated as of May 1, 1996 by and among IXC Communications, Inc. and each of the signatories thereto.
 4.11    Amendment No. 1 to Indenture and Subsidiary Guarantee dated as of June 4,
         1996 by and among IXC Communications, Inc., the Guarantors and the
         Trustee.
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
                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
- ------   --------------------------------------------------------------------------  ------------
 4.12    Stock Exchange Agreement dated as of June 10, 1996 by and between IXC
         Communications, Inc., and Trustees of General Electric Pension Trust
         ("GEPT").
 4.13    Registration Rights Agreement dated as of June 10, 1996 by and among IXC
         Communications, Inc., GEPT and certain stockholders of IXC Communications,
         Inc.
**5.1    Opinion of Riordan & McKinzie, a Professional Law Corporation regarding the validity of the issuance of the securities registered hereunder.
 10.1    Office Lease dated June 21, 1989 with USAA Real Estate Company, as amended
         (incorporated by reference to Exhibit 10.1 of the S-4).
 10.2    Equipment Lease dated as of December 1, 1994 by and between DSC Finance
         Corporation and Switched Services Communications, L.L.C.; Assignment
         Agreement dated as of December 1, 1994 by and between Switched Services
         Communications, L.L.C. and DSC Finance Corporation; and Guaranty dated
         December 1, 1994 made in favor of DSC Finance Corporation by IXC
         Communications, Inc. (incorporated by reference to Exhibit 10.2 of the
         S-4).
 10.3    Amended and Restated 1994 Stock Plan of IXC Communications, Inc.
 10.4    Form of Non-Qualified Stock Option Agreement under the 1994 Stock Plan of
         IXC Communications, Inc. (incorporated by reference to Exhibit 10.4 of the
         S-4).
 10.5    Form of IXC Communications, Inc. Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of the S-4).
 10.6    Form of IXC Communications, Inc. Restricted Stock Agreement (incorporated by reference to Exhibit 10.6 of the S-4).
 10.7    Amended and Restated Development Agreement by and between Intertech
         Management Group, Inc. and IXC Long Distance, Inc. (incorporated by reference to Exhibit 10.7 of the Amendment No. 1 to the Registration
         Statement on Form S-4 filed with the Commission on May 20, 1996 (File No.
         333-2936) (the "S-4 Amendment").
 10.8    Second Amended and Restated Service Agreement dated as of January 1, 1996 by and between Switched Services Communications, L.L.C. and Excel
         Telecommunications, Inc. (incorporated by reference to Exhibit 10.8 of the
         S-4).
 10.9    Equipment Purchase Agreement dated as of January 16, 1996 by and between
         Siecor Corporation and IXC Carrier, Inc. (incorporated by reference to
         Exhibit 10.9 of the S-4).
10.10    1996 Stock Plan of IXC Communications, Inc.
10.11    IRU Agreement dated as of November 1995 between WorldCom, Inc. and IXC
         Carrier, Inc. (incorporated by reference to Exhibit 10.11 of the S-4
         Amendment).
10.12    IXC Communications, Inc. Outside Directors' Phantom Stock Plan.
10.13    Business Consultant and Management Agreement dated as of January 3, 1995 by and between IXC Communications, Inc. and Culp Communications
         Associates.
10.14    Employment Agreement dated December 28, 1995 by and between IXC
         Communications, Inc. and James F. Guthrie.
10.15    Employment Agreement dated August 28, 1995, by and between IXC
         Communications, Inc. and David J. Thomas.
 11.1    Statement of Computation of Earnings per Share.
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
                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
- ------   --------------------------------------------------------------------------  ------------
 21.1    Subsidiaries of IXC Communications, Inc. (incorporated by reference to
         Exhibit 21.1 of the S-4).
**23.1   Consent of Riordan & McKinzie (contained in Exhibit 5.1).
 23.2    Consent of Ernst & Young LLP.
*24.1    Powers of Attorney.
 24.2    Powers of Attorney for Joe C. Culp and Phillip L. Williams.
 27.1    Financial Data Schedule.
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- ------------

 * Previously filed.


** To be filed by amendment.